Confidential Draft No. 3 as confidentially submitted to the Securities and Exchange Commission on March 4, 2015.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MULTIVIR INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	27-1253400
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

410 Pierce Street, Suite 325

Houston, Texas 77002

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert E. Sobol, M.D.

Chief Executive Officer

410 Pierce Street, Suite 325

Houston, Texas 77002

(832) 431-3555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Herbert P. Fockler Andrew D. Hoffman Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Nicholas Puro President and Chief Operating Officer 410 Pierce Street, Suite 325 Houston, Texas 77002 (832) 431-3555	John T. McKenna Divakar Gupta Charles S. Kim Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $ 0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                         , 2015

PRELIMINARY PROSPECTUS

                Shares

MultiVir Inc.

Common Stock

We are offering                 shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $            and $            per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “MVIR.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to MultiVir Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a full description of compensation payable to the underwriters.

Delivery of the shares of common stock is expected to be made on or about                 , 2015. We have granted the underwriters an option for a period of 30 days to purchase an additional                 shares of our common stock to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

RBC CAPITAL MARKETS

Prospectus dated                     , 2015

Neither we nor the underwriters have authorized anyone to provide you with any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “MultiVir,” “the company,” “we,” “us,” and “our” in this prospectus refer to MultiVir Inc. and its subsidiaries.

Overview

We are a clinical-stage gene therapy company developing a pipeline of novel product candidates for the treatment of multiple oncological indications. Our gene therapy and oncolytic viral technologies are directed against important therapeutic targets in oncology that are not fully addressed by existing small molecule cancer therapies. We are employing these technologies to develop two lead product candidates, Ad-p53 and Ad-IL24. Our Ad-p53 product candidate is a genetically modified adenovirus designed to deliver the normal p53 tumor suppressor gene, which targets fundamental molecular defects present in multiple types of cancers. Our Ad-IL24 product candidate is a genetically engineered adenovirus modified to deliver the tumor suppressor gene interleukin-24, or IL24, which has tumor suppressor activities similar to p53 and certain immunostimulatory properties. Each of these product candidates has completed Phase 1 clinical trials as a monotherapy, and we plan to advance both product candidates into Phase 1/2 clinical trials that include a randomized, controlled portion in combination with standard cancer therapies. We believe our product candidates have the potential to address unmet medical needs of cancer patients.

In normal human cells, tumor suppressor genes express tumor suppressor proteins that inhibit the formation and growth of tumors. These tumor suppressor functions are often defective in the cells of cancer patients. Tumor suppressors are complex structures that directly or indirectly modulate, in some cases, over one hundred genes, and in other cases, over one thousand genes, many of which have cancer therapeutic properties. Because of these complex properties, it is difficult for existing small molecule cancer therapies to fully restore normal tumor suppressor functions in cells with defective tumor suppressors. We believe our Ad-p53 and Ad-IL24 product candidates are better suited to restore tumor suppressor function than small molecule drugs that have more limited mechanisms of action.

Our gene therapy and oncolytic viral technologies utilize three different genetically engineered viral platforms: adenovirus, or Ad, herpes simplex virus, or HSV, and vaccinia virus, or VV. When we engineer our viruses to deliver functional copies of therapeutic genes into tumor cells, we refer to them as viral vectors. For example, our lead product candidates, Ad-p53 and Ad-IL24, utilize the adenovirus as a viral vector. When we engineer our viruses to selectively infect, replicate in and kill cancer cells, we refer to them as oncolytic viruses. The Ad-VirRx 007 product candidate is an oncolytic virus being developed through VirRx, Inc., or VirRx, our 50%-owned non-consolidated subsidiary.

Our gene therapy approach is a form of gene augmentation therapy. Our product candidates are designed to deliver viral vectors containing functional copies of the therapeutic genetic material into the nucleus of the patient’s tumor cells without integrating the genetic material into the host genome. This gene augmentation method provides for the expression of the therapeutic protein at higher than normal levels to treat the disease without permanently modifying the existing genes of the patient. The side effects of viral gene therapies do not typically overlap with those of commonly used cancer treatments such as chemotherapy, radiation and monoclonal-antibody immunotherapy, which we believe will permit combination treatments with existing therapies.

We have filed or licensed numerous patents and patent applications and possess substantial know-how and trade secrets relating to the development and manufacture of gene therapy products. As of February 28, 2015, we own or have licensed from academic institutions and third parties 100 issued or allowed patents and 14 pending patent applications in the United States and select foreign countries.

Our senior management team has significant experience in the development of innovative therapeutic technologies and cancer treatments. Our Chief Executive Officer, Dr. Robert E. Sobol, was a co-founder of Idec Pharmaceuticals Corp., which merged with Biogen to form Biogen Idec Inc., and he is internationally recognized as a leader in the field of biological cancer therapies. We were founded in 2009 with the goal of realizing the significant therapeutic potential of multiple gene therapy and oncolytic viral technologies. Our activities to date have primarily consisted of licensing gene therapy and oncolytic viral technologies and advancing our product candidates towards regulatory approval.

Our Product Candidates

We are developing therapies for the treatment of multiple oncological indications. A summary of the status of our product candidate pipeline is illustrated below.

(1)	Ad-IL24 is being developed by MDA7, Inc., our 85%-owned consolidated subsidiary.
(2)	Ad-VirRx 007 is being developed by VirRx, our 50%-owned non-consolidated subsidiary.

Each of our two lead product candidates, Ad-p53 and Ad-IL24, has completed Phase 1 trials as a monotherapy. We submitted investigational new drug applications, or INDs, for Ad-p53 in February 2014 and Ad-IL24 in April 2013 to the U.S. Food and Drug Administration, or the FDA. Our INDs incorporate clinical trials conducted by the MD Anderson Cancer Center for Ad-p53 in head and neck cancer, clinical trials conducted by the Mary Crowley Cancer Research Center for Ad-IL24 in solid tumors and Ad-p53 and Ad-IL24 head and neck cancer clinical trials, which were sponsored by Introgen Therapeutics, Inc. and its affiliate, or Introgen. We also rely upon adenoviral p53 intra-arterial clinical trial data generated by the Schering-Plough Corporation for our Ad-p53 product candidate and clinical trial data for Ad-VirRx 007 in solid tumors that are sponsored by VirRx, our 50%-owned non-consolidated subsidiary. Our IND submission for Ad-p53 treatment of colorectal cancer became effective in February 2015 and incorporates pre-clinical and clinical data from the INDs filed by Introgen. We plan to advance the development of these treatments in combination with chemotherapy in Phase 1/2 clinical trials with Phase 1 safety “run-in” portions followed by Phase 2 randomized, controlled portions. It is our intention to conduct the Phase 2 portions with adaptive designs that permit increasing the number of patients treated during the trial based on interim results. This adaptive design will allow us to adjust the trial size to increase the statistical power such that the results may support product registration, should sufficient safety and efficacy be demonstrated. However, the FDA or other regulatory authorities may require us to conduct additional clinical trials, including Phase 3 trials, to obtain marketing approvals. Both Ad-VirRx 007 and our herpes simplex virus product candidate, HSV-Rb-p450, have begun Phase 1 trials as monotherapies. Our vaccinia virus product candidate, VV-IL12, is in the preclinical stage of development.

Ad-p53 Product Candidate

Our Ad-p53 product candidate, which was acquired from Introgen and MD Anderson Cancer Center, is being developed for the treatment of liver metastases from colorectal cancer. According to the National Cancer Institute Surveillance, Epidemiology and End Results Program, or SEER, colorectal cancer is the second most common cause of cancer death in the United States, with over 136,000 estimated new cases and 50,000 deaths in 2014. Abnormalities of the p53 tumor suppressor gene are a fundamental molecular defect present in multiple types of cancer. Preclinical and clinical data have shown promising results for adenoviral p53 for the treatment of liver metastases from colorectal cancer in combination with chemotherapy. In addition, biomarkers that we believe can help to identify the patients most likely to benefit from Ad-p53 treatment were identified in a Phase 3 clinical trial conducted by Introgen. We plan to conduct a Phase 1/2 clinical trial employing these p53 biomarkers that will evaluate the safety and efficacy of Ad-p53 in combination with chemotherapy in patients with liver metastases from colorectal cancer.

Ad-IL24 Product Candidate

Our Ad-IL24 product candidate, which was acquired from Introgen and Columbia University, is being developed for the treatment of squamous cell carcinoma of the head and neck, or SCCHN. The SEER database estimates that in 2014 about 55,000 individuals in the United States were diagnosed with oral cavity, pharyngeal and laryngeal cancers, which make up the majority of SCCHN, with approximately 12,000 dying from the disease. Patients with recurrent SCCHN have limited effective therapeutic options. Ad-IL24 has both tumor suppressor and systemic immunomodulatory therapeutic effects designed to have multiple modes of action that enhance its efficacy and sensitize tumors to multiple standard cancer therapies without increasing their toxicities. In preclinical studies, Ad-IL24 has inhibited tumor growth in a wide variety of cancers and has selectively killed tumor cells. In addition to its tumor suppressor mechanisms, IL24 is also an immunostimulatory cytokine that can induce potent anti-tumor immunity. Recent drug approvals, such as Yervoy, marketed by Bristol-Myers Squibb Company and Keytruda, marketed by Merck & Co., Inc., underscore the growing interest in immunotherapies for cancer treatment. Preclinical and early-stage clinical data indicate the potential for Ad-IL24 to treat a number of different malignancies, including SCCHN. We plan to conduct a Phase 1/2 clinical trial that will evaluate the safety and efficacy of Ad-IL24 in combination with chemotherapy in patients with recurrent, unresectable SCCHN.

Other Product Candidates

In addition to our Ad-p53 and Ad-IL24 product candidates, we are also working to develop a pipeline of other product candidates composed of additional viruses and therapeutic genes. Ad-VirRx 007, which VirRx acquired from Saint Louis University, has been engineered to overexpress the adenoviral death protein, or ADP, which increases the ability of Ad-VirRx 007 to kill tumor cells. HSV-Rb-p450, for which we have an option to license from Massachusetts General Hospital, aims to selectively kill tumors with retinoblastoma, or p16/Rb, tumor suppressor pathway abnormalities. The IND for VirRx’s Ad-VirRx 007 product candidate became effective in January 2013, and the Phase 1 clinical trial for our HSV-Rb-p450 product candidate was initiated in July 2014 after the IND became effective. The p16/Rb tumor suppressor pathway is consistently abnormal in tumor cells and represents another fundamental defect found in cancers. We have also acquired vaccinia viruses from Loma Linda University and have an option to license such technologies from Queen Mary University of London that express cancer therapeutic genes, including the p53 and Rb tumor suppressors and the immunotherapeutic genes interleukin-2, or IL2, and interleukin-12, or IL12. Preclinical studies have demonstrated synergies when multiple viruses and multiple genes are used for cancer treatment, indicating the potential for greater efficacy when products utilizing our gene therapy and oncolytic viral technologies are combined. Each of our viral platforms is capable of delivering immunostimulatory genes with the potential to enhance the effects of currently approved immunotherapies.

Our Gene Therapy and Oncolytic Viral Technologies

Our gene therapy and oncolytic viral technologies use three different viral platforms: Ad, HSV and VV. Our two lead product candidates, Ad-p53 and Ad-IL24, employ the adenovirus gene therapy platform. Modifications have been made to our viral platforms to produce systems that we believe have favorable efficacy and safety profiles for use in humans. The side effects of viral gene therapies do not typically overlap with those of commonly used cancer treatments, which we believe will permit combination treatments with existing therapies.

We believe our gene therapy and oncolytic viral technologies have demonstrated the following characteristics beneficial for the development of cancer therapeutics:

•	high efficiencies of tumor cell infection;

•	high levels of therapeutic gene expression;

•	ability to deliver multiple therapeutic genes;

•	preferential killing of tumor cells; and

•	negligible integration into host DNA.

All of our viral platforms have the potential to be engineered to replicate preferentially in tumor cells, resulting in selective tumor cell killing. As these viruses use different receptors to infect tumor cells and have complementary molecular mechanisms of action, these viruses have potential synergistic activities when combined with each other or with existing cancer therapies.

Our Strategy

Our goal is to use our innovative gene therapy and oncolytic viral technologies to produce novel cancer treatments to address unmet medical needs of cancer patients. The key characteristics of our product candidates and approach are as follows:

•	Our product candidates target fundamental molecular defects present in multiple types of cancers.

•

Our gene augmentation tumor suppressor therapies target tumor suppressors that are known to directly or indirectly modulate in some cases, over one hundred genes and, in other cases, over one thousand genes, and we believe our Ad-p53 and Ad-IL24 product candidates are better suited to restore tumor suppressor function than small molecule drugs that have more limited mechanisms of action.

•

Our Ad-p53 and Ad-IL24 product candidates have broad mechanisms of action that have been shown in preclinical studies to inhibit tumor growth, kill cancer cells, enhance anti-tumor immunity, decrease tumor blood supply and sensitize tumors to conventional chemotherapy and radiation treatments.

•

For our lead product candidates, Ad-p53 and Ad-IL24, we plan to conduct Phase 1/2 clinical trials composed of Phase 1 safety “run-in” portions, followed by Phase 2 randomized, controlled portions. We intend to conduct the Phase 2 portions with adaptive designs that will allow us to adjust the trial size to increase the statistical power such that the results may support product registration, should sufficient safety and efficacy be demonstrated. However, the FDA or other regulatory authorities may require us to conduct additional clinical trials to obtain marketing approval.

•

Our product candidate pipeline is composed of multiple genetically engineered viruses that have demonstrated synergies in preclinical studies when combined with each other or with existing cancer therapies.

•	Our senior management team has significant experience in the successful development of innovative therapeutic technologies and cancer treatments.

Selected Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•

we have incurred significant losses since our inception, anticipate that we will continue to incur significant and increasing losses for the foreseeable future, we may never achieve or sustain profitability and we will require additional funding;

•	we have never generated any revenue from product sales and may never be profitable;

•	we have acquired and licensed our intellectual property and technologies and rely primarily on prior research, development, and clinical trials from other entities;

•	we will need to raise additional funding, which may not be available on acceptable terms, if at all;

•	we are a clinical-stage company with no approved products, which makes it difficult to assess our future viability;

•

our product candidates require substantial clinical development, testing and regulatory approval prior to commercialization, and as a company we have not yet advanced a product candidate beyond Phase 1 trials;

•

the regulatory approval processes of the FDA and regulators in other jurisdictions are lengthy, time-consuming and unpredictable and if we are unable to obtain timely regulatory approval for our product candidates, our business will be harmed;

•

our product candidates use viral vectors to deliver therapeutic genes and may cause undesirable side effects or have other properties that could delay or prevent regulatory approval, which could result in significant negative consequences;

•

if we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties, we could lose license rights that are important to our business;

•	we may fail to attract and retain senior management and key personnel, including our Chief Executive Officer, Dr. Robert E. Sobol;

•	we may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and licenses;

•

we rely on third parties to conduct many aspects of our vector production, product manufacturing, manufacturing protocol development, research, and preclinical studies and clinical trials, and these third parties may not perform satisfactorily; and

•

insiders will beneficially own approximately     % of the outstanding shares of our common stock after this offering, and thus will continue to have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

Corporate Information

We were incorporated in the State of Delaware as p53, Inc. in November 2009, and we changed our name to MultiVir Inc. in November 2013. Our principal executive offices are located at 410 Pierce Street, Suite 325, Houston, Texas 77002. Our main telephone number is (832) 431-3555. Our website address is www.multivir.com. Information on or that can be accessed through our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

The MultiVir design logo and the mark “MULTIVIR” are our property. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The Offering

Common stock offered by us	shares

Over-allotment option offered by us	shares

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that the net proceeds from this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, or $ million if the underwriters’ over-allotment option is exercised in full.

We intend to use the net proceeds we receive from this offering (i) to fund research and development expenses for our Ad-p53 Phase 1/2 clinical trial, as well as development of any related companion diagnostic; (ii) to fund research and development expenses for our Ad-IL24 Phase 1/2 clinical trial; and (iii) to satisfy our obligations under bonus agreements between us and certain of our officers. We intend to use the remainder of the net proceeds for general and administrative expenses (including personnel-related costs), potential future development programs, early-stage research and development and capital expenditures and working capital and other general corporate purposes. We may also use a portion of the net proceeds to license, acquire or invest in complementary gene therapy businesses, technologies, products or assets; however, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds.”

Proposed NASDAQ Global Market trading symbol	“MVIR”

The number of shares of common stock to be outstanding after this offering is based on 15,370,941 shares of our common stock outstanding as of December 31, 2014 and excludes:

•	1,380,000 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014 with an exercise price of $4.68 per share;

•	29,453 shares of common stock issuable upon the exercise of warrants issued subsequent to December 31, 2014 with an exercise price of $12.50 per share; and

•

                    shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 620,000 shares of common stock reserved for future issuance under our 2014 Stock Option and Grant Plan, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, which will become effective upon the completion of this offering; and (ii)                 shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective upon the completion of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering;

•	no exercise of outstanding options or warrants subsequent to December 31, 2014; and

•	no exercise of the underwriters’ over-allotment option to purchase additional shares.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read together with our audited consolidated financial statements and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,
	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development(1)	$705	$1,674
General and administrative(1)	263	1,262
Loss in equity investment(2)	36	—

Total operating expenses	1,004	2,936

Operating loss	(1,004)	(2,936)
Interest expense	(14)	(11)

Net loss	$(1,018)	$(2,947)

Less: Net loss attributable to noncontrolling interest	—	3
Net loss attributable to MultiVir Inc. Stockholders	$(1,018)	$(2,944)

Basic and diluted net loss per weighted average common share attributable to controlling stockholder(3)	$(0.10)	$(0.11)

Basic and diluted net loss per weighted average common share attributable to noncontrolling stockholder(3)	$(0.10)	$(3.76)

Basic and diluted weighted average number of common shares outstanding attributable to controlling stockholder(3)	9,500,000	9,912,017

Basic and diluted weighted average number of common shares outstanding attributable to noncontrolling stockholder(3)	500,000	500,000

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Research and development	$72	$457
General and administrative	—	248

Total stock-based compensation	$72	$705

(2)	Loss in equity investment is our share of losses in VirRx, our 50%-owned non-consolidated subsidiary.

(3)	See the notes to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to controlling and noncontrolling common stockholders.

Our consolidated balance sheet as of December 31, 2014 is presented on:

•	an actual basis; and

•

a pro forma as adjusted basis, giving effect to (i) the sale of                 shares of common stock by us in this offering, based on an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the payment of approximately $         to satisfy our obligations under bonus agreements between us and certain of our officers, which will be payable within 30 days of the completion of this offering. Upon the completion of this offering, our accumulated deficit will be increased by an amount equal to such payments made to certain of our officers. The amount of such payments will vary depending on factors including the continued portion of services by the officers. See the section titled “Executive Compensation—Special Bonuses.”

	December 31, 2014
	Actual	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$507	$
Working deficit	(1,307)
Total assets	1,514
Long-term liabilities	70
Total liabilities	1,891
Total MultiVir Inc. stockholders’ deficit	(374)
Noncontrolling interest	(3)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our cash, working (deficit) capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) our cash, working (deficit) capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business, Industry and Financial Condition

We have incurred significant losses since our inception and anticipate that we will continue to incur significant and increasing losses for the foreseeable future. We may never achieve or sustain profitability and will require additional funding.

We are a clinical-stage gene therapy company with a limited operating history, and we have not yet generated any revenues. Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. We are not profitable and we have recorded net losses in each reporting period since our inception in 2009. We expect to have significant and increasing losses and negative cash flow from operations for the foreseeable future. We had net losses of $1.0 million and $3.0 million for the years ended December 31, 2013 and 2014, respectively.

We have devoted most of our financial resources to licensing multiple viral gene therapy technologies and advancing our product candidates towards regulatory approval. The amount of our future net losses will depend primarily on the rate of our future expenditures. We have not generated any revenue from product sales, have not completed pivotal clinical trials or received regulatory approval for any product candidate or companion diagnostic to date, and we may never have a product candidate ready for commercialization. As a result, we are subject to risks incident to the creation of new drugs and oncology treatments, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. If any of our product candidates or, if applicable, any related companion diagnostic fails to prove effective in clinical trials or does not gain regulatory approval, or if any of our product candidates or, if necessary, any related companion diagnostic receives regulatory approval but does not receive adequate labeling or thereafter fails to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. In addition, we will require additional funding in the future. See the risk factor below titled “We will need to raise additional funding, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.”

We expect to incur significant expenses and increasing operating losses for the foreseeable future as we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our clinical trials for our current and prospective product candidates;

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initiate additional preclinical, clinical or other studies for our product candidates, including large randomized and controlled Phase 1/2 trials with adaptive design for our Ad-p53 and Ad-IL24 product candidates, which are expected to begin as soon as reasonably practicable after the conclusion of this offering;

•	change or add manufacturers or suppliers, or otherwise further develop the manufacturing structure and processes for our product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	work towards designing and seeking regulatory approvals for our proposed companion diagnostic;

•	seek to identify and validate additional product candidates and technologies;

•	acquire or license other product candidates and technologies;

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make milestone or other payments under our license agreements including, without limitation, agreements with Columbia University, Introgen, Massachusetts General Hospital, Queen Mary University of London, MD Anderson Cancer Center, Merck Sharp & Dohme, Corp. and Saint Louis University;

•	maintain, protect and expand our intellectual property portfolio;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, and for which we have maintained commercial rights;

•	create additional infrastructure and hire and retain additional staff to support our operations as a public company, our product development and planned future commercialization efforts; and

•	experience any delays or encounter issues with any of the above.

Our expenses could increase beyond expectations for a variety of reasons, in particular, if we are required by the FDA or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate meaningful revenue and achieve profitability depends on our ability, and the ability of any third party with which we may partner, to successfully complete the development of, and obtain the regulatory approvals necessary to, commercialize our product candidates. We do not anticipate generating revenues from product sales for the foreseeable future, and may never be able to generate such revenues. We have not yet demonstrated our ability to successfully complete any Phase 1, Phase 2 or pivotal clinical trials, obtain regulatory approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization of any of our product candidates. If any of our product candidates fail to prove effective in clinical trials, do not gain regulatory approval, or, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our ability to generate future revenues from product sales depends heavily on our success in:

•	completing development activities, including research and preclinical and clinical development of our product candidates, especially our lead product candidates, Ad-p53 and Ad-IL24;

•	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	developing a sustainable, scalable, reproducible, and transferable manufacturing process for our product candidates;

•	automating, validating and seeking and obtaining regulatory approvals for our companion diagnostic on a timely basis;

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establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products and services to support clinical development and market demand for our product candidates;

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launching and commercializing product candidates for which we obtain regulatory and marketing approval, either by establishing a sales force, marketing and distribution infrastructure, or by collaborating with partners;

•	obtaining market acceptance of any approved products and of gene therapy as a viable treatment option generally;

•	addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	identifying and validating new product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product. Even if we are able to generate revenues from the sale of any approved products, we may not become sufficiently profitable and may need to obtain additional funding to continue operations.

We have acquired and licensed our intellectual property and technologies and rely primarily on prior research, development and clinical trials from other entities. If we are unable to replicate their research and clinical trial results or successfully develop and discover product candidates, our financial results will be adversely affected.

The success of our business depends primarily upon our ability to identify, develop and commercialize gene therapy products. Although we have acquired and are developing product candidates in both clinical and preclinical development, our operations to date as a company have been limited to raising capital, acquiring, licensing and maintaining intellectual property and technology assets, filing INDs with the FDA for the Ad-p53, Ad-IL24 and Ad-VirRx 007 product candidates, and planning Phase 1/2 clinical trials for our lead product candidates, Ad-p53 and Ad-IL24.

As a company, we have not yet conducted our own clinical trials for Ad-p53 or Ad-IL24, nor have we internally developed significant portions of our intellectual property or technology assets. Certain of our adenovirus technologies were licensed from the MD Anderson Cancer Center, including those that are utilized in our Ad-p53 and Ad-IL24 product candidates. We also license certain of our adenovirus technologies, including technology that is utilized in our Ad-IL24 product candidate, from Columbia University. Our herpes simplex virus technologies are the subject of an option to exclusively license such technologies from Massachusetts General Hospital, which technologies are utilized in our HSV-Rb-p450 product candidate. Certain of our vaccinia virus technologies are the subject of an option to exclusively license the technologies from Queen Mary University of London. Other vaccinia virus technologies have been purchased from Loma Linda University. Our own vaccinia virus technologies are utilized in our VV-IL12 product candidate. VirRx has licensed the VirRx 007 technology that is utilized in the Ad-VirRx 007 product candidate from Saint Louis University. Our INDs incorporate clinical trials conducted by the

MD Anderson Cancer Center for Ad-p53 in head and neck cancer, clinical trials conducted by the Mary Crowley Cancer Research Center for Ad-IL24 in solid tumors and Ad-p53 and Ad-IL24 head and neck cancer clinical trials, which were sponsored by Introgen. We also rely upon adenoviral p53 intra-arterial clinical trial data generated by the Schering-Plough Corporation for our Ad-p53 product candidate and clinical trial data for Ad-VirRx 007 in solid tumors that are sponsored by VirRx Inc. Although we have assembled an experienced team of consultants with research, product development, regulatory, and clinical trial expertise, we have no experience as a company in completing clinical trials, obtaining regulatory approvals or commercializing product candidates. In addition, we may be unable to identify other potential viral vectors or product candidates for clinical development in the future for a number of reasons. Even if we identify potential product candidates, such potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable, unlikely to receive marketing approval, or unlikely to be successfully commercialized.

Given our limited operating history since formation, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly the biopharmaceutical area. We may encounter unforeseen expense, difficulties, complications, delays and other known or unknown factors in pursuing our business objectives and may not be able to replicate the results of prior clinical trials for our acquired and licensed assets. In addition, we may not be as successful in our research and development as the prior owners of our acquired and licensed assets. As a result, we may not be successful in developing and commercializing our intellectual property, technologies or product candidates, which would have an adverse effect on our business and results of operations.

We will need to raise additional funding, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing our lead product candidates, Ad-p53, under investigation for the treatment of liver metastases from colorectal cancer, and Ad-IL24, which is being developed as a treatment for recurrent, unresectable SCCHN, through clinical development and our other product candidates through both clinical and preclinical development. Since our inception, we have dedicated most of our resources to licensing multiple gene therapy and oncolytic viral technologies and the development of our proprietary preclinical and clinical product candidates, and we expect to continue to expend substantial resources doing so for the foreseeable future. These expenditures will include costs associated with research and development, manufacturing of product candidates and any products approved for sale, conducting preclinical experiments and clinical trials, and obtaining and maintaining regulatory approvals, as well as commercializing any products later approved for sale.

Our operations have consumed substantial amounts of cash since inception. To date, we have financed all our activities through equity and debt financing received from Pope Investments II, LLC, or Pope. As of December 31, 2014, our cash was $0.5 million. Our research and development expenses were $0.7 million and $1.7 million for the years ended December 31, 2013 and 2014, respectively. We plan to conduct Phase 1/2 clinical trials for our Ad-p53 and Ad-IL24 product candidates, composed of a safety “run-in” portion to confirm the maximum tolerated dose, or MTD, followed by a proposed Phase 2 randomized, controlled portion that will evaluate the safety and efficacy of each product candidate in combination with chemotherapy in patients with liver metastases from colorectal cancer for Ad-p53 and recurrent, unresectable SCCHN for Ad-IL24. See the section of this prospectus titled “Use of Proceeds.” In addition, we may initiate and continue trials involving our other clinical and preclinical product candidates. We believe that the net proceeds from this offering, together with our existing cash and credit facility, will be sufficient to fund our planned operations for at least the next 12 months. We do not expect our existing capital resources, including the net proceeds from this offering, to be sufficient to enable us to complete Phase 3 trials for either of our lead product candidates, if any of such trials are required. We will require additional capital to obtain regulatory approval for, and to commercialize, our product candidates.

Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. We do not, and immediately following the completion of this offering we will not, have any committed external source of funding other than our credit facility with Pope.

Our future capital requirements depend on many factors, including but not limited to:

•	the number and characteristics of the future product candidates we pursue;

•	the scope, progress, results and costs of independently researching and developing any of our existing or future product candidates, and conducting preclinical research and clinical trials;

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the timing of, and the costs involved in, obtaining regulatory approvals for any future product candidates we develop independently, including whether we expand the size of our Phase 1/2 clinical trials for our Ad-p53 and Ad-IL24 and product candidates pursuant to their adaptive trial designs;

•	the cost of future commercialization activities and the cost of commercializing any future products we develop independently that are approved for sale;

•	the cost of manufacturing our future products, if any;

•	our ability to establish new collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patents, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, our future products, if any.

We are unable to estimate the actual funds we will require to complete research and development of our product candidates or the funds required to commercialize any resulting products in the future. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. We could also be required to seek funds through arrangements with collaborative partners or at an earlier stage than would otherwise be ideal and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any approved products, and our ability to expand our operations or otherwise capitalize on our business opportunities will be limited.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

The terms of any financing arrangements we enter into may adversely affect the holdings or the rights of our stockholders and result in the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, which may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and, potentially, the imposition of restrictive covenants. Those covenants may include limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators, which could result in the loss of rights to some of our product candidates or other unfavorable terms, any of which may have a material adverse effect on our business, operating results and prospects. Additional funding may not be available to us on acceptable terms, or at all.

We face substantial competition in the markets for our product candidates, which may result in others discovering, developing or commercializing products before us or doing so more successfully than we do.

The biotechnology and pharmaceutical industries are characterized by intense and dynamic competition to develop new technologies and proprietary therapies. In recent years, there has been a significant increase in commercial and scientific interest and financial investment in gene therapy as a therapeutic approach, which has intensified the competition in this area. In addition, given the significant unmet patient need for new therapies, oncology is a particular area of focus for large and small companies as well as for governmental agencies and academic and other research institutions. Because our product candidates reside at the confluence of gene therapy and oncology, our therapies face competition from existing cancer therapies, as well as potentially from other gene therapies.

For example, if they receive regulatory approval, our Ad-p53 and Ad-IL24 product candidates will compete with a variety of therapies currently marketed or in development for the treatment of liver metastases from colorectal cancer and the treatment of recurrent, unresectable SCCHN, respectively. The current standard of care for liver metastases from colorectal cancer may include treatment with one or more of the following drugs and drug regimens, fluoropyrimidine chemotherapy, or 5-FU, FOLFOX (a regimen consisting of leucovorin, 5-FU and oxaliplatin), FOLFIRI (a regimen consisting of leucovorin, 5-FU and irinotecan), cetuximab, panitumumab, bevacizumab and regorafenib. SCCHN may be treated with certain of these same drugs as well as with cisplatin, paclitaxel, methotrexate and radiation. All of these are well-established therapies and are widely accepted by physicians, patients and third-party payors as the standard of care for the treatment of these cancers. Although there are no FDA-approved gene therapies currently on the market, all of our therapies will, to some extent, compete with all other existing therapies marketed for the treatment of their respective indications.

Many of the companies against which we are competing or against which we may compete in the future have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. We are aware of clinical-stage development programs at several pharmaceutical and biotechnology companies, including Bayer AG, Bristol-Myers Squibb Company, Novartis International AG and Pfizer, Inc., that utilize other mechanisms of action to treat our target indications. Furthermore, competitors may develop products that treat our target indications with gene therapy by different and more efficacious mechanisms, if any such mechanisms exist.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We are aware of several companies focused on developing gene therapies in various indications, including cancer, such as Applied Genetic Technologies Corp, Agenus Inc., Amgen Inc., Asklepios Biopharmaceutical, Inc., Audentes Therapeutics, Inc., BioMarin Pharmaceutical Inc., bluebird bio Inc., ReGenX Biosciences, LLC, Genelux Corp, FKD Therapies Oy, Oncolytics Biotech, Inc., Oxford BioSciences Partners, Sangamo BioScience, Inc., Spark Therapeutics, LLC, SiBiono GeneTech Co. Ltd., SillaJen Inc., and Transgene SA, as well as several companies addressing other methods for modifying genes and regulating gene expression.

Shenzhen SiBiono GeneTech Co Ltd, or SiBiono, is a Chinese pharmaceutical company that is marketing and selling in China an adenoviral p53 product called Gendicine. We believe that SiBiono is violating certain patent rights owned or licensed by us. We believe that SiBiono is not a competitive threat to our business in the United States or European Union because its products are not approved for marketing or sale in the United States by the FDA or in the European Union by the European Medicine Agency, or EMA, and, to our knowledge, SiBiono has not filed an IND with the FDA or a marketing authorisation application with the EMA in the European Union. Should Gendicine be approved for marketing or sale in the United States or the European Union, the prospects of Ad-p53 could be harmed.

SiBiono has obtained an issued European patent related to its Gendicine product, reciting claims that could hypothetically be asserted against our potential Ad-p53 product. This European patent, although issued, is the subject of an opposition proceeding through which we are challenging its validity. Our allegations in the opposition proceeding, if maintained, may result in invalidation of SiBiono’s European patent or in substantial changes to claim scope. Nonetheless, until and unless such an outcome arises from the opposition proceeding, the SiBiono European patent remains valid and enforceable. Without commenting on the validity of any potential claim asserted by SiBiono as to any particular future product, we caution that such an allegation, even if not maintained by a court of law, could result in a costly disruption of sales, manufacture, use, offer for sale or importing some potential future products. We are not aware of any U.S. counterpart to the European patent, but family members in other jurisdictions are pending or, in some cases issued.

The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience and price; the effectiveness of alternative products; the level of generic competition; and the availability of coverage and adequate reimbursement from government and other third-party payors. Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products or therapies that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop, even if we developed and successfully commercialized our product candidates before our competitors. In addition, our ability to compete may be affected by decisions made by insurers or other third-party payors, which are beyond our control. To the extent that we are unable to compete effectively against one or more of our competitors in these areas, our financial condition, results of operations and share price may suffer.

If we fail to attract and retain senior management and key personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. As a result, the turnover rate can be high. We will need to hire additional personnel as we expand our clinical development and commercial activities.

We are highly dependent upon our Chief Executive Officer, Robert E. Sobol, as well as our other executive officers. The loss of services of any of these individuals could materially delay or even prevent the successful development of our product candidates.

In addition, we will need to hire additional personnel as we expand our clinical development activities and develop commercial capabilities, including a sales infrastructure to support our independent commercialization efforts. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee may impede the progress of our research, development and commercialization objectives.

We will need to expand our organization and may encounter difficulties in managing our growth, including headcount, and expanding our operations successfully.

As of February 28, 2015, we had 13 independent contractors and no employees. To date, we have not employed any employees and relied solely on independent contractors, including our executive officers. Upon the completion of this offering, we anticipate that all of these independent contractors will become our employees. As a result, we will significantly expand the number of employees we employ. We have limited experience with management and administration of employment matters, including but not limited to providing legally mandated employment benefits, and compliance with labor laws with respect to employees. As we mature and expand our research and development and other pre-commercialization activities, we expect to expand our full-time employee base and to hire more consultants and contractors. If any of our product candidates obtains regulatory approval, we will need to develop regulatory, sales, manufacturing, distribution and marketing infrastructures and expand our development capabilities or contract with third parties to provide these capabilities and infrastructures for us. To achieve this, we will need to identify, hire and integrate personnel with who likely have not worked together as a group previously. We anticipate that we may need to hire additional accounting, legal, compliance and financial staff with appropriate public company experience and technical accounting and other knowledge to address the added burdens of operating as a public company. Future growth will impose significant added responsibilities on members of management, and our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities.

If we are to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our employees, collaborators and other personnel may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, collaborators, vendors, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and other non-U.S. regulators, provide accurate information to the FDA and other non-U.S. regulators, comply with data privacy and security and healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. Additionally, laws regarding data privacy and security, including the federal Health Insurance Portability and Accountability Act of

1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, as well as comparable laws in non-U.S. jurisdictions, may impose obligations with respect to safeguarding the privacy, use, security and transmission of individually identifiable health information such as genetic material.

Various laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Any misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause harm to our reputation. We will adopt a code of conduct applicable to all of our employees, which will be effective as of the consummation of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our current and any future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates, and we will face an even greater risk if we commercialize any product candidates. For example, we may be sued if any of our product candidates, including any that are developed in combination therapies, allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. There is also risk that third parties we have agreed to indemnify could incur liability. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or any resulting products;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our product candidates; and

•	a decline in our share price.

We do not currently carry product liability or clinical trial liability insurance. Prior to initiating clinical trials, we intend to obtain clinical trial insurance; however, we may not be able to obtain such insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to further expand our insurance coverage to include the sale of commercial products; however, we may then be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our future results of operations and business.

Patients with the types and stages of cancer targeted by our product candidates are often already in severe and advanced stages of disease, have worsened conditions despite traditional therapies, are not surgical candidates, and have both known and unknown significant pre-existing and potentially life-threatening conditions. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market those product candidates, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could harm our business.

We may not be successful in establishing or maintaining new collaborations, and any acquisitions or joint ventures could disrupt our business, cause dilution to our stockholders and otherwise harm our business.

We have acquired certain of our key intellectual property and intend to continue to actively evaluate various strategic transactions on an ongoing basis. We may seek to enter into product collaborations in the future, including alliances or joint ventures with other biotechnology or pharmaceutical companies, to enhance and accelerate the development of our future product candidates and the commercialization of any resulting products. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish other collaborations or other alternative arrangements for any future product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaboration effort and/or third parties may view our product candidates as lacking the requisite potential to demonstrate safety and efficacy.

If we do acquire other businesses, products or technologies or pursue strategic alliances, joint ventures or investments in complementary businesses, these transactions could be material to our financial condition and operating results and expose us to many risks, including:

•	disruption in our relationships with collaborators or suppliers as a result of such a transaction;

•	unanticipated liabilities related to acquired companies;

•	difficulties integrating acquired personnel, technologies and operations into our existing business;

•	retention of key employees;

•	diversion of management time and focus from operating our business to management of strategic alliances or joint ventures or acquisition integration challenges;

•	increases in our expenses and reductions in our cash available for operations and other uses;

•	possible write-offs or impairment charges relating to acquired businesses; and

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foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Also, the anticipated benefit of any strategic alliance, joint venture or acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results.

Our subsidiaries may create potential for conflicts of interest, and we may not be able to control our non-consolidated subsidiaries.

We are developing our Ad-IL24 product candidate through our 85%-owned consolidated subsidiary, MDA7, Inc., or MDA7, and the Ad-VirRx 007 product candidate through our 50%-owned non-consolidated subsidiary, VirRx, Inc., or VirRx. Our Chief Executive Officer, Dr. Robert E. Sobol, is also the Chief Executive Officer of VirRx, and two of our directors, Paul Quadros and William P. Wells, are directors of VirRx. Dr. Sobol is also the Chief Executive Officer and sole director of MDA7. To the extent that our officers and directors are also officers or directors of our subsidiaries, matters may arise that place the fiduciary duties of these individuals in conflicting positions. If this occurs, matters important to us could be delayed.

We cannot exercise effective control over VirRx because we do not own a majority of its capital stock. In the event there is a disagreement between us and the other stockholders of VirRx, we may be unable to direct VirRx over the objections of the other stockholders, and the development of Ad-VirRx 007 could be harmed or delayed. In addition, our ownership interest in MDA7 and VirRx could experience material and substantial dilution in the event that the other stockholders in such subsidiaries acquire additional stock in our subsidiary through additional investment or other means. If our ownership of any of our subsidiaries is diluted, our control over such subsidiary would decrease, which could harm our business and prospects.

Our business and operations would suffer in the event of system failures or natural disasters and we lack business continuity and disaster recovery plans to protect us from serious disaster.

Our operations, and those of our directors, advisors, contractors, consultants, contract research organizations, or CROs, and collaborators, could be adversely affected by earthquakes, floods, hurricanes, typhoons, extreme weather conditions, fires, water shortages, power failures, business systems failures, medical epidemics and other natural and man-made disaster or business interruptions. In addition, our phones, electronic devices and computer systems and those of our directors, advisors, contractors, consultants, CROs, and collaborators are vulnerable to damages, theft and accidental loss, negligence, unauthorized access, terrorism, war, electronic and telecommunications failures, and other natural and man-made disasters. For example, currently rely, and intend to rely in the future, on our third-party manufacturer, Lonza Houston, Inc., or Lonza, and are served primarily by their location in Houston, Texas, a region that is subject to hurricanes, tornadoes, and other extreme weather conditions, to produce our supply of viral vectors. Especially given our lack of business continuity and disaster recovery plans, our ability to obtain supply of viral vectors could be disrupted, and our results of operations and financial condition could be adversely affected if the operations of Lonza were affected by a man-made or natural disaster or other business interruption.

Our headquarters are also located in Houston, Texas, but because we operate as a virtual company, our consultants conduct business outside of our headquarters. These locations may be subject to additional security and other risk factors due to the limited control of our employees. If such an event as described above were to occur in the future, it may cause interruptions in our operations, delay research and development programs, clinical trials, regulatory activities, manufacturing and quality assurance activities, sales and marketing activities, hiring, training of employees and persons within associated third parties, and other business activities.

Furthermore, we may not carry sufficient business interruption insurance to compensate us for all losses that may occur and we lack business continuity and disaster recovery plans. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may incur substantial expenses as a result of the limited nature of insurance, which, particularly when taken together with our lack of business continuity and disaster recovery plans, could have a material adverse effect on our business. The ultimate impact of any such events on us, our significant suppliers and our general infrastructure is unknown.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. As of December 31, 2014, we had net operating loss, or NOL, carryforwards of $5.1 million available to offset future tax liabilities. If not utilized, the federal and state NOL carryforwards will begin to expire in various years beginning in 2029. Under the Internal Revenue Code of 1986, as amended, or the Code, and certain similar state tax provisions, a corporation is generally allowed a deduction for net operating losses, or NOLs, carried over from a prior taxable year. Under those provisions, we can carry forward our NOLs to offset our future taxable income, if any, until such NOLs are used or expire. The same is true of other unused tax attributes, such as tax credits. The amounts of our unused carryovers of NOLs and tax credits as of December 31, 2014, and a description of the valuation allowance we have recorded with respect to those items, are set forth below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If a corporation undergoes an “ownership change,” generally defined as a cumulative increase of more than 50% (by value) in its equity ownership by one or more stockholders or groups of stockholders who own at least 5% of such corporation’s stock within a specified testing period, Sections 382 and 383 of the Code limit the corporation’s ability to use carryovers of its pre-change NOLs, credits and certain other tax attributes to reduce its tax liability for periods after the ownership change. Similar rules may apply under state tax laws. We may undergo an ownership change in connection with our issuance of common stock pursuant to this or future offerings, any of which may result in a limitation under Sections 382 and 383, either separately or in combination with certain prior or subsequent shifts in the ownership of our common stock. As a result, our ability to use carryovers of our pre-change NOLs, credits and other tax attributes to reduce our future U.S. federal and state income tax liability may be subject to limitations. This could result in increased U.S. federal and state income tax liability for us if we generate taxable income in a future period. The use of our tax attributes will also be limited to the extent that we do not generate positive taxable income in future tax periods.

Risks Related to Development, Clinical Testing and Regulatory Approval and Regulation of Our Product Candidates

We are a clinical-stage company with no approved products, which makes it difficult to assess our future viability.

We are a clinical-stage company, do not have any approved products or products pending approval and therefore have not derived any revenue from the sales of products. Our operations to date have been limited to raising capital, acquiring, licensing and maintaining intellectual property and technology assets, filing INDs with the FDA for Ad-p53, Ad-IL24, Ad-VirRx 007 and HSV-Rb-p450, and planning Phase 1/2 clinical trials for our lead product candidates, Ad-p53 and Ad-IL24. In a previous Phase 3 clinical trial conducted by Introgen, evaluating Ad-p53 for the treatment of head and neck cancers, the trial did not demonstrate improved efficacy compared to standard cancer treatment. This trial did not utilize biomarkers for patient selection nor the intra-arterial method of administration, both of which we believe are important for the efficacy of Ad-p53. We acquired Ad-p53 through the bankruptcy proceedings undergone by Introgen. We have not yet demonstrated an ability to obtain regulatory approval, formulate and manufacture clinical trial or commercial-scale products, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, there is limited information about us for investors to use as a basis for assessing our future viability and whether we will be successful in developing our product candidates, conducting clinical trials, obtaining regulatory approvals or commercializing any product candidates for which we may receive regulatory approval.

Our product candidates require substantial clinical development, testing and regulatory approval prior to commercialization, and we have not yet advanced a product candidate beyond Phase 1, which makes it difficult to assess our ability to develop our future product candidates and commercialize any resulting products independently.

Our product candidates, including Ad-p53, Ad-IL24, and others in our preclinical and clinical discovery pipeline, are in varying stages of development and will require substantial clinical development, testing and regulatory approval prior to commercialization. It may be several more years before any of our other product candidates receive marketing approval, if ever.

As a company, we have no experience beyond Phase 1 clinical development. Accordingly, we have not yet demonstrated our ability to independently and repeatedly conduct clinical development, obtain regulatory approval or commercialize therapeutic products. In order to develop and commercialize our product candidates, we will need to successfully:

•	execute our clinical development plans for later-stage product candidates;

•	develop and implement manufacturing procedures and manufacture our product candidates in strict compliance with regulatory standards, including current Good Manufacturing Practices, or cGMP;

•	obtain required regulatory approvals in each jurisdiction in which we will seek to commercialize products;

•	build and maintain appropriate sales, distribution and marketing capabilities;

•	gain market acceptance for our future products, if any; and

•	manage our spending as costs and expenses increase due to clinical trials, regulatory approvals and commercialization activities.

If we are unsuccessful in accomplishing these objectives, we would not be able to develop and commercialize any future product candidates independently, and could fail to realize the potential advantages of doing so. If any of our product candidates, especially our lead product candidates Ad-p53 and Ad-IL24, fail to become approved products, our business, growth prospects, operating results and financial condition may be adversely affected and our share price could decline.

The regulatory approval processes of the FDA and regulators in other jurisdictions are lengthy, time-consuming and unpredictable. If we are unable to obtain timely regulatory approval for our product candidates, our business will be substantially harmed.

The regulatory approval process is expensive and the time required to obtain approval from the FDA or other regulatory authorities in other jurisdictions to sell any product is uncertain and may take years. Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. Approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.

Our future success is highly dependent on the successful development of our lead product candidates, Ad-p53 and Ad-IL24. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. This may be especially applicable to certain of our target indications with smaller patient populations, such as the patient profile targeted for our proposed Phase 1/2 clinical trial for Ad-IL24.

The limited number of gene therapy products approved by regulatory authorities makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or Europe. The clinical trial requirements of the FDA and other regulatory authorities, and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The FDA has never approved a gene therapy product. At the moment, one gene therapy product, Glybera, marketed by uniQure N.V., which received marketing authorization from the EMA in 2012, has been approved in Europe, and one gene therapy product, SiBiono’s Gendicine adenoviral p53 gene therapy, has been approved in China. Approvals by the EMA or other regulatory authorities may not be indicative of what the FDA may require for approval.

Regulatory requirements governing gene therapy products have changed frequently and may continue to change in the future. For example, the FDA has established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or the NIH, are also subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual gene therapy protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation. Conversely, the FDA can put an IND on clinical hold even if the RAC has provided a favorable review. Also, before a clinical trial can begin at an NIH-funded institution, that institution’s institutional review board, or IRB, and its Institutional Biosafety Committee will have to review the proposed clinical trial to assess the safety of the trial. Adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory authorities to change the requirements for approval of any of our gene therapy-based product candidates. The FDA has in the past placed moratoriums on all gene therapy clinical trials and may do so again in the future.

These regulatory review committees and advisory groups, and the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. As we further develop our gene therapy product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a biologics license application, or BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or other regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or other regulatory authorities outside of the United States may significantly change in a manner rendering our clinical data insufficient for approval.

Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approvals necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business. Even if we obtain approval for a particular product, regulatory authorities may grant approval contingent on the performance of costly post-approval clinical trials, or may approve a product with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product.

We will rely on third parties to conduct our preclinical and clinical trials. If these third-parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We will depend upon independent investigators to conduct our preclinical and clinical trials under agreements with universities, medical institutions, CROs, strategic partners, and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs. As a result, we may have less control over the timing and cost of these studies and the ability to recruit trial subjects than if we conducted these trials with our own personnel.

We will rely heavily on third parties over the course of our preclinical and clinical trials, and as a result will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to how they are providing and administrating our product candidates. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and our reliance on third-parties does not relieve us of our regulatory responsibilities. We and these third-parties are required to comply with current Good Clinical Practices, or cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in preclinical and clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of these third-parties fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional nonclinical or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMP, regulations and will require a large number of test patients. Our failure or any failure by these third-parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third-parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third-parties conducting our preclinical and clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third-parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical, and nonclinical programs. These third-parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf. If these third-parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

In addition, if any of our relationships with third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, there is a natural transition period when a new CRO begins work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not harm our business, financial condition, and prospects.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy for our product candidates to the satisfaction of the FDA or similar regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans to the satisfaction of regulatory authorities. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

•	identifying, recruiting and training suitable clinical investigators;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in obtaining required IRB and institutional biosafety committee approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	delays due to changing standard of care for the diseases we are studying;

•	adding new clinical trial sites;

•	imposition of a clinical hold by regulatory agencies;

•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;

•	catastrophic loss of product due to shipping delays or delays in customs in connection with delivery to foreign countries for use in clinical trials;

•	failure to perform in accordance with the FDA’s cGCP or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

•	delays in the approval or commercial scale-up, validation, automation and manufacture of our proposed companion diagnostic;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional bridging studies to demonstrate our modified product candidates are equivalent to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates or any related companion diagnostics, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our product candidates could potentially cause other adverse events that have not yet been predicted. As described above, any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products.

Failure to successfully validate, commercialize and obtain regulatory approval for our proposed companion diagnostic could delay or prevent commercialization of Ad-p53.

A key element of our Ad-p53 clinical development strategy is to screen out patients with unfavorable tumor p53 biomarkers and to include in our clinical trials those patients with favorable tumor p53 biomarkers who are more likely to benefit from Ad-p53 treatment. We plan to assess, concurrent with the Phase 1 portion of our Phase 1/2 trial for Ad-p53, a non-validated companion diagnostic assay to screen for the favorable tumor p53 biomarker profile. The presence of this tumor biomarker profile will be an entry criteria to the trial. We plan to develop a validated companion diagnostic that will be used in the randomized, controlled Phase 2 clinical trial to permit enrollment of those patients that may better benefit from Ad-p53 treatment. Accordingly, we may become dependent on such companion diagnostic, both during our clinical trials and in connection with any future commercialization of Ad-p53, whether for our current target indications or for other indications should we choose to pursue them. We expect that we will enter into a strategic alliance with a third party for the commercialization of our companion diagnostic. We and any of our future collaborators may encounter difficulties in developing the companion diagnostic for commercial application, including issues in relation to sensitivity, selectivity/specificity, analytical validation, reproducibility, or clinical validation of such companion diagnostic.

Companion diagnostics are subject to regulation by the FDA, the EMA and other foreign regulatory authorities and require separate regulatory clearance or approval prior to commercialization. In the case of Ad-p53, we anticipate that the FDA will require approval of our proposed companion diagnostic under a medical device pre-market approval, or PMA, application prior to approval and commercialization of these product candidates, which could delay our ability to commercialize Ad-p53. If we or any of our future collaborators fail to obtain regulatory approval of our proposed companion diagnostic or are delayed in receiving such approval, our ability to commercialize Ad-p53 would be delayed until such time as regulatory approval is obtained. In addition, our future collaborators may encounter production difficulties that could constrain the supply of our proposed companion diagnostic, and both they and we may have difficulties gaining acceptance of the use of our proposed companion diagnostic in the clinical community.

Our product candidates use viral vectors and may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.

As with many pharmaceutical and biological products, treatment with our product candidates may produce undesirable side effects or adverse reactions or events. Known adverse side effects that could present with treatment with virus vectors include allergic reactions, fever, fatigue, nausea and low blood pressure. Known adverse side effects associated with the intra-arterial or intra-tumoral administration of any substance include bleeding, pain at the injection site and, for intra-arterial administration, thrombosis. If our vectors demonstrate these or other adverse events, we may be required to halt or delay further clinical development of our product candidates. In addition, theoretical adverse side effects of our viral vectors include replication and spread of the virus to other parts of the body and, despite the selectivity of our product candidates for tumors, damage or toxicity to normal tissues could occur. If any such adverse events occur, our clinical trials could be suspended or terminated and the FDA or other regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects.

Our product candidates will be delivered with drug delivery devices which have their own regulatory, manufacturing, reimbursement and other risks.

Our product candidates will be developed in combination with drug delivery devices, such as a pump or injector or other delivery system. Our product candidates intended for use with such devices, or expanded indications that we may seek for our product candidates used with such devices, may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances. Where approval of the drug product and device is sought under a single application, the increased complexity of the review process may delay approval. In addition, some of these drug delivery devices are provided by single source unaffiliated third-party companies. We are dependent on the sustained cooperation and effort of those third-party companies both to supply the devices and, in some cases, to conduct the studies required for approval or other regulatory clearance of the devices. We are also dependent on those third-party companies continuing to maintain such approvals or clearances once they have been received. Failure of third-party companies to supply the devices, to successfully complete studies on the devices in a timely manner, or to obtain or maintain required approvals or clearances of the devices could result in increased development costs, delays in or failure to obtain regulatory approval and delays in product candidates reaching the market or in gaining approval or clearance for expanded labels for new indications.

Intra-tumoral and intra-arterial administration of our product candidates requires interventional radiology or surgical expertise.

In our clinical studies, our product candidates will be administered intra-tumorally or intra-arterially by interventional radiology or surgical procedures that require a high level of expertise and precision. Treatment results achieved during the clinical trials conducted by us or other investigators may not be representative of the results actually encountered during commercial use of our products due to variability in administration technique. The skill sets of investigators in our clinical trials may not be representative of the skills of future product users, which could negatively affect treatment results. In addition there may have been a selection bias in the patients and/or sites of administration chosen for the clinical trials that positively affected treatment results.

We may find it difficult to enroll patients in our clinical trials. If we cannot enroll a sufficient number of eligible patients to participate in the clinical trials, we may not be able to initiate or continue clinical trials, which could delay or prevent development of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates as well as completion of required follow-up periods. In general, if patients are unwilling to participate in our gene therapy trials because of negative publicity from adverse events in the biotechnology or gene therapy industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. More specifically, certain of our product candidates, including Ad-IL24, may initially target indications that may be characterized as orphan or niche markets, which can prolong the clinical trial timeline for the regulatory process if sufficient patients cannot be enrolled in a timely manner. If there are delays in accumulating the required number of clinical events in trials where clinical events are a primary endpoint, there may be delays in completing the trial. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether.

Patient enrollment and completion of clinical trials are affected by factors including:

•	severity of the disease under investigation;

•	design of the trial protocol;

•	size of the patient population, particularly in orphan diseases, and the effect may in be increased by the adaptive design of our Phase 1/2 trials;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	ability to monitor patients adequately during and after treatment; and

•	the degree of treatment effect.

We may not be able to identify, recruit and enroll a sufficient number of patients with required or desired characteristics to complete our clinical trials in a timely manner. For example, our planned Phase 1/2 studies for our Ad-p53 and Ad-IL24 product candidates will each consist of two portions, the first portion will be a safety “run-in” portion to confirm the MTD that will require approximately 20 patients, and the second portion will be randomized and controlled, and will evaluate the safety and efficacy of each product candidate and will have an approximate expected size of 310 patients for the Ad-p53 clinical trial and approximately 250 patients for the Ad-IL24 clinical trial. The entry criteria for each trial will include disease that is unresectable, or unlikely to be cured by surgical removal, in patients who have progressed despite standard treatments. In the Ad-p53 clinical trial an additional entry criteria will be a favorable tumor p53 biomarker profile for Ad-p53 treatment efficacy. The requirement of a favorable tumor p53 biomarker profile reduces the pool of available trial participants by approximately 25%. As a result, we may experience difficulties enrolling the requisite number of patients who fit the criteria necessary to be enrolled, particularly if the FDA requires us to complete larger Phase 3 trials. In addition, it is likely that our planned Phase 1/2 clinical trials for our Ad-p53 and Ad-IL24 product candidates will be multi-national and will require collaboration with foreign academic institutions and healthcare providers. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous additional risks unique to conducting business in foreign countries.

Our ability to identify patients may also suffer if we have to screen potential applicants for neutralizing antibodies. Exposure to adenoviruses has been shown to induce the production of neutralizing antibodies, which can reduce or eliminate the therapeutic effect of subsequently administered intravenous adenoviral therapies such as our product candidates. If neutralizing antibodies significantly affect our product candidates’ therapeutic efficacy, we may need to pre-screen patients for these antibodies. Since neutralizing antibodies are estimated to exist in approximately 50% of potential patients in the United States, this would be a significant obstacle to the timely recruitment and enrollment of a sufficient number of eligible patients into our trials. In addition, because therapy with adenoviral vectors can cause the body to produce neutralizing antibodies after as little as one treatment, the pool of available trial participants may also be reduced if such potential participants were previously exposed to adenoviral vectors in other therapeutics (including in clinical trials).

We plan to seek orphan drug status for some or all of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the biologic in the United States will be recovered from sales in the United States for that biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publically by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including BLAs, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the biologic was designated. As a result, even if one of our drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We plan to seek orphan drug designation for Ad-IL24 and certain of our other product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products, but exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we intend to seek orphan drug designation for our product candidates, we may never receive such designation.

Success in early clinical trials may not be indicative of results obtained in later trials.

Trial designs and results from previous trials, including the results from the preclinical studies we have conducted and the clinical trials conducted by Introgen, are not necessarily predictive of our future clinical trial designs or results. The results of our clinical trials may be inconsistent with the results obtained in preclinical studies, our animal trials or preclinical and clinical trials of similar products. Our product candidates may also fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials.

There is a high failure rate for drugs and biological products proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

The results from our planned Phase 1/2 trials with adaptive design may not be sufficiently robust to support the submission of marketing approval for Ad-p53 or Ad-IL24. Before we submit these lead product candidates for marketing approval, the FDA or other regulatory authorities may require us to conduct additional clinical trials, or evaluate subjects for an additional follow-up period.

The FDA standard for traditional approval of a biologic generally requires two well-controlled Phase 3 studies or one large and robust, well-controlled Phase 3 study in the patient population being studied that provides substantial evidence that a biologic is safe, pure and potent. Phase 3 studies typically involve hundreds of patients, have significant costs and take years to complete. However, in May 1998, the FDA published “Guidance for Industry — Providing Clinical Evidence of Effectiveness for Human Drug and Biological Products” outlining the conditions in which a single trial might be sufficient to support BLA submission.

We are currently in discussions with the FDA regarding our Phase 1/2 clinical trials with adaptive designs for our Ad-p53 and Ad-IL24 product candidates. These Phase 1/2 clinical trials for our Ad-p53 and Ad-IL24 product candidates may not be deemed to be pivotal trials or may not provide sufficient support for BLA registration. The FDA may require us to make changes to our proposed study design or may require us to conduct one or more additional clinical trials, possibly involving a larger sample size or a different clinical trial design, or may require longer follow-up periods, particularly if the FDA does not find the results from our Phase 1/2 trials to be sufficiently persuasive to support registration of the drugs.

We intend to perform Phase 1/2 trials of Ad-p53 and Ad-IL24 product candidates to attempt to meet the requirements for a single trial set forth in this guidance. The FDA or other regulatory authorities may not consider the results of our Phase 1/2 trials to be sufficient for approval of these product candidates. If the FDA or other regulatory authorities require additional studies, including Phase 3 trials, we would incur increased costs and delays in the marketing approval process, which would require us to expend more resources than we have available. In addition, it is possible that the FDA and other regulatory authorities may have divergent opinions on the elements necessary for a successful BLA or foreign equivalent, which may cause us to alter our development, regulatory and/or commercialization strategies.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a narrower indication than we expect, and we may not obtain approval from regulatory authorities in other jurisdictions, all of which will limit the market potential of our product candidates.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate and, if applicable, its companion diagnostic. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA advisory committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies, including Phase 4 trials, and surveillance to monitor the safety and efficacy of the product. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Approval in the United States by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our product candidates outside of the United States would be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing of the product candidates in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our product candidates, if approved, is also subject to approval. While we may decide to submit a marketing authorisation application to the EMA for approval in the European Economic Area, obtaining such approval is a lengthy and expensive process and the EMA has its own procedures for approval of product candidates. Even if a product is approved, the FDA or the EMA or other applicable regulatory authority, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials, surveillance or reporting as conditions of approval. Regulatory authorities in other countries also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval for any of our product candidates may be withdrawn. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our research and development activities involve the controlled use of potentially harmful viruses, biological materials, hazardous materials, and chemicals typically employed in molecular and cellular biology. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling, or disposal of these materials through our maintenance of up-to-date licensing and training programs. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We do not currently have product liability or clinical trial liability insurance. Prior to initiating clinical trials, we intend to obtain clinical trial insurance; however, we may not be able to obtain such insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We are subject to U.S. federal, provincial, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Complying with regulations regarding the use of these materials could be costly, and if we fail to comply with these regulations, it could harm our operations and operating results.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal civil and criminal False Claims Acts. These laws may impact, among other things, our proposed promotional, sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other government payors that are false or fraudulent;

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HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

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HIPAA, as amended by HITECH, and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to HIPAA, published in January 2013, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers;

•	the Federal Food, Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs and devices;

•	federal transparency laws, including the federal Physician Payment Sunshine Act that requires disclosure of payments and other transfers of value provided to physicians and teaching hospitals;

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the Patient Protection and Affordable Care Act, or PPACA, and its implementing regulations, which may impact, among other things, reimbursement rates by federal healthcare programs and commercial insurers; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances, such as specific disease states.

Further, PPACA, among other things, amends the intent requirements of the federal Anti-Kickback Statute and the criminal statute governing healthcare fraud. A person or entity can now be found guilty of violating the Anti-Kickback Statute and the federal criminal healthcare fraud statute without actual knowledge of the statute or specific intent to violate it. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

In addition, there has been a recent trend of increased federal and state regulation of payments and other items of value provided to healthcare professionals and healthcare entities. Some states, such as California, Connecticut, Massachusetts and Nevada, mandate implementation of commercial compliance programs. Other states, such as Massachusetts, Minnesota and Vermont, impose restrictions on drug manufacturer marketing practices. Further, some states, such as Massachusetts, Vermont and West Virginia, as well as the District of Columbia, require tracking and reporting of gifts, compensation, other remuneration and items of value provided to health care professionals and healthcare entities.

If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in federal healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Risks Related to Intellectual Property

If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties, we could lose license rights that are important to our business.

We currently hold licenses or other rights for certain intellectual property from Columbia University, Introgen, Massachusetts General Hospital, Queen Mary University of London, MD Anderson Cancer Center, Merck Sharp & Dohme, Corp., and VirRx holds licenses or other rights for certain intellectual property from Saint Louis University. Under our existing license agreements, we are subject to various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty payments and other obligations. If we fail to comply with any of these obligations or otherwise breach our license agreements, our licensors may have the right to terminate the applicable license in whole or in part. Generally, the loss of any one of our current licenses, or any other license we may acquire in the future, could harm our business, prospects, financial condition and results of operations.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our current product candidates or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and licenses.

Presently we have rights to the intellectual property, through licenses from third parties and under patents that we own, to develop our product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such right of first negotiation for intellectual property, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights, our ability to commercialize our products, and our business, financial condition and prospects for growth could suffer.

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our product candidates.

Our commercial success will depend, in large part, on our ability to obtain and maintain patent and other intellectual property protection with respect to our product candidates. Patents might not be issued or granted with respect to our patent applications that are currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current product candidates or any future products candidates or fail to otherwise provide us with any competitive advantage. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the U.S. Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our product candidates and proprietary technology could have a material adverse impact on our business.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We rely on third parties to effect payment of these fees with respect to the patents and patent applications that we own, and we rely upon our licensors or our other collaborators to effect payment of these fees with respect to the patents and patent applications that we license. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with respect to the patents and patent applications that we own, and we rely upon our licensors or our other collaborators to effect compliance with respect to the patents and patent applications that we license. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business. For example, the prosecution of certain patents within our portfolio, which we acquired from Introgen, was interrupted by the bankruptcy proceedings undergone by Introgen. During this period we were unable to direct prosecution of these applications or to receive patent office correspondences, which may have included art citations against our pending claims. Although we are aware of no such instances, this interruption could have potentially made our claims arising from the patents we acquired more vulnerable to third-party challenges.

Our intellectual property rights will not necessarily provide us with competitive advantages.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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we may obtain patents for certain products many years before we obtain marketing approval for products utilizing such patents, and because patents have a limited life, which may begin to run prior to the commercial sale of the related product, the commercial value of our patents may be limited;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may fail to develop additional proprietary technologies that are patentable;

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the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, or we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate; and

•	the patents of others may have an adverse effect on our business, for example by preventing us from marketing one or more of our product candidates for one or more indications.

Any of the aforementioned threats to our competitive advantage could harm our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our current or future product candidates, if any, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. We believe this is caused by both the technical nature of the subject matter and a general enthusiasm for generic competition in developing countries, and is not a concern that is specific to any particular foreign jurisdiction. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. See the risk factor titled “— We face substantial competition in the markets for our product candidates, which may result in others discovering, developing or commercializing products before us or doing so more successfully than we do.”

Our patents covering one or more of our products or product candidates could be found invalid or unenforceable if challenged.

Any of our intellectual property rights could be challenged or invalidated despite measures we take to obtain patent and other intellectual property protection with respect to our product candidates and proprietary technology. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States and in some other jurisdictions, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material information from the USPTO or the applicable foreign counterpart, or made a misleading statement, during prosecution. A litigant or the USPTO itself could challenge our patents on this basis even if we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith. The outcome following such a challenge is unpredictable.

With respect to challenges to the validity of our patents, for example, there might be invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on a product candidate. Similarly, invalidating art may have been cited against the prior owners of the portfolio while the portfolio was in bankruptcy and not under our or our predecessors’ direction. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. The cost of defending such a challenge, particularly in a foreign jurisdiction, and any resulting loss of patent protection could have a material adverse impact on one or more of our product candidates and our business.

Enforcing our intellectual property rights against third parties may also cause such third parties to file other counterclaims against us, which could be costly to defend, particularly in a foreign jurisdiction, and could require us to pay substantial damages, cease the sale of certain products or enter into a license agreement and pay royalties (which may not be possible on commercially reasonable terms or at all). Any efforts to enforce our intellectual property rights are also likely to be costly and may divert the efforts of our scientific and management personnel.

Our strategy of obtaining rights to key technologies through licenses may not be successful.

We seek to expand our product pipeline in part by licensing the rights to key technologies, including those related to gene delivery and vectors. We currently hold licenses or other rights for certain intellectual property from Columbia University, Introgen Therapeutics, Inc., Massachusetts General Hospital, Queen Mary University of London, MD Anderson Cancer Center and Merck Sharp & Dohme, Corp., and VirRx holds licenses or other rights for certain intellectual property from Saint Louis University. The future growth of our business will depend in significant part on our ability to license or otherwise acquire the rights to additional product candidates or technologies, particularly through our collaborations with academic research institutions. However, we may be unable to license or acquire the rights to any such product candidates or technologies from third parties on acceptable terms or at all. The licensing and acquisition of these technologies is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to license rights to us. Furthermore, we may be unable to identify suitable product candidates or technologies within our area of focus. If we are unable to successfully obtain rights to suitable product candidates or technologies, our business, financial condition and prospects could suffer.

Patent protection and patent prosecution for some of our product candidates is dependent on, and the ability to assert patents and defend them against claims of invalidity is maintained by, third parties.

Under each of our license agreements with Columbia University and MD Anderson Cancer Center, the licensor retains a back-up right to enforce patents licensed to us. If we do not exercise our first right to enforce the patents, then the licensor could, but is not required to enforce such rights. We do not have any rights to enforce rights for which we have an option to acquire from Massachusetts General Hospital or Queen Mary University of London. Until a license agreement is entered into between us and Massachusetts General Hospital or Queen Mary University of London, any enforcement would be at Massachusetts General Hospital’s or Queen Mary University of London sole discretion, respectively. None of our existing license agreements require consent before enforcement of patent rights. VirRx has the first right to enforce patents under its agreement with Saint Louis University.

If any current licensors or future licensees or licensors with rights to prosecute, assert or defend patents related to our product candidates fail to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, or if patents covering any of our product candidates are asserted against infringers or defended against claims of invalidity or unenforceability in a manner which adversely affects such coverage, our ability to develop and commercialize any such product candidate may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or one of our licensors is not valid or is unenforceable, or may refuse to stop the other party in such infringement proceeding from using the technology at issue, including on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent applications at risk of not yielding an issued patent.

Interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge inventorship, ownership, claim scope, or validity of our patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common stock.

Claims that our product candidates or the sale or use of our future products infringe the patent or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

Our commercial success depends upon our ability to develop product candidates and commercialize products that may be approved in the future, using our proprietary technology without infringing the intellectual property rights of others. Our product candidates or any uses of them may now and in the future infringe third-party patents or other intellectual property rights. Third parties might allege that we are infringing their patent rights or that we have misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research or to the composition, use or manufacture of the products we have developed. Such third parties might resort to litigation against us or other parties we have agreed to indemnify, which litigation could be based on either existing intellectual property or intellectual property that arises in the future.

It is possible that relevant patents or patent applications held by third parties will cover our product candidates at the time of launch and we may also fail to identify, relevant patents or patent applications held by third parties that cover our product candidates. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Other patent applications in the United States and several other jurisdictions are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Furthermore, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we or our licensors’ inventors were the first to invent, or the first to file patent applications on, our product candidates or for their uses, or that our product candidates will not infringe patents that are currently issued or that are issued in the future. In the event that a third party has also filed a patent application covering one of our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the USPTO or its foreign counterpart to determine priority of invention. Additionally, pending patent applications and patents which have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future products, if any, or their use.

Defending against claims of patent infringement, misappropriation of trade secrets or other violations of intellectual property rights could be costly and time consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. Claims that our product candidates or the sale or use of our future products infringe, misappropriate or otherwise violate third-party intellectual property rights could harm our business.

For example, SiBiono has obtained an issued European patent reciting claims that could hypothetically be asserted against our Ad-p53 product. The European patent, although issued, is the subject of an opposition proceeding through which we are challenging its validity. Our allegations in the opposition proceeding, if maintained, may result in invalidation of SiBiono’s European patent or in substantial changes to claim scope. Nonetheless, until and unless such an outcome arises from the opposition proceeding, the SiBiono European patent remains valid and enforceable. Without commenting on the validity of any potential claim asserted by SiBiono as to any particular future product, we caution that such an allegation, even if not maintained by a court of law, could result in a costly disruption of sales, manufacture, use, offer for sale or importing some potential future products. We are not aware of any United States counterpart to the European patent, but family members in other jurisdictions are pending or, in some cases issued.

Most of our competitors are larger than we are and have substantially greater financial resources. They are, therefore, likely to be able to sustain the costs of complex intellectual property litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, license needed technology, or enter into strategic collaborations that would help us bring our product candidates to market.

In addition, any future intellectual property litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or any future strategic collaborators to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all, each of which could harm our business.

Unfavorable outcomes in intellectual property litigation could limit our research and development activities and/or our ability to commercialize certain products.

If third parties successfully assert their intellectual property rights against us, we might be barred from using certain aspects of our technology, or barred from developing and commercializing certain products. Prohibitions against using certain technologies, or prohibitions against commercializing certain products, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. There is inevitable uncertainty in intellectual property litigation and we could lose, even if the case against us is weak or flawed. If litigation leads to an outcome unfavorable to us, we may be required to obtain a license from the intellectual property owner in order to continue our research and development programs or to market any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. Alternatively, we may be required to modify or redesign our current or future products, if any, in order to avoid infringing or otherwise violating third-party intellectual property rights. This may not be technically or commercially feasible, may render those products less competitive, or may delay or prevent the entry of those products to the market. Any of the foregoing could limit our research and development activities, our ability to commercialize one or more product candidates, or both.

In order to avoid or settle potential claims with respect to any patent or other intellectual property rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or at all.

Even if we or any future collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced, by court order or otherwise, to cease some or all aspects of our business operations, if, as a result of actual or threatened patent or other intellectual property claims, we are unable to enter into licenses on acceptable terms. Further, we could be found liable for significant monetary damages as a result of claims of intellectual property infringement. For example, we may in the future receive offers to license and demands to license from third parties claiming that we are infringing their intellectual property or owe license fees and, even if such claims are without merit, we could fail to successfully avoid or settle such claims. Any of the foregoing events could harm our business.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, which would harm our competitive position.

In addition to patents, we rely on trade secrets, technical know-how and proprietary information concerning our business strategy and product candidates in order to protect our competitive position, which are difficult to protect. Because we rely on third parties to manufacture our vectors and product candidates, and because we collaborate with various organizations and academic institutions on the research and development of our gene therapy product candidates, we must, at times, share trade secrets with them. In the course of our research and development activities and our business activities, we often rely on confidentiality agreements to protect our proprietary information. Such confidentiality agreements are used, for example, when we talk to vendors of laboratory or clinical development services or potential strategic collaborators. In addition, each of our employees and consultants is required to sign a confidentiality agreement and invention assignment agreement upon joining our company. Our employees, consultants, contractors, business partners or outside scientific collaborators might intentionally or inadvertently disclose our trade secret information in breach of these confidentiality agreements or our trade secrets may otherwise be misappropriated. Our collaborators might also have rights to publish data, and we might fail to apply for patent protection prior to such publication. It is possible that a competitor will make use of such information, and that our competitive position will be compromised. In addition, to the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than U.S. courts to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, and our trade secrets cannot be enforced against such independently developed knowledge. If we cannot maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information would be jeopardized, which would adversely affect our competitive position.

Recent patent reform legislation and court decisions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has developed and implemented regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, were enacted March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business and financial condition.

If we do not obtain protection under the Hatch-Waxman Act and similar legislation outside of the United States by extending the patent terms for our product candidates, our business may be harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, if any, one or more U.S. patents may be eligible for limited patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during clinical testing of the product and the subsequent FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.

If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could decline.

We may face competition from biosimilars due to changes in the regulatory environment.

We may face competition from biosimilars due to the changing regulatory environment. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an FDA-approved biological product. This new pathway could allow competitors to reference data from biological products already approved after 12 years from the time of approval. In his proposed budget for fiscal year 2014, President Obama proposed to cut this 12-year period of exclusivity down to seven years. The President has also proposed to prohibit additional periods of exclusivity due to minor changes in product formulations, a practice often referred to as “evergreening.” The new biosimilars law is complex and only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning is subject to uncertainty. Although it is uncertain when any such processes may be fully adopted by the FDA, any such process could have a material adverse effect on the future commercial prospects for our product candidates.

In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until 10 years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our independent contractors, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could harm our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may have ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Our Relationship with Third Parties

We rely on third parties to conduct many aspects of our vector production, product manufacturing, manufacturing protocol development, research, and preclinical studies and clinical trials, and these third parties may not perform satisfactorily.

We do not currently, and do not expect to in the future, independently conduct many aspects of our vector production, product manufacturing, manufacturing protocol development, research and monitoring and management of our ongoing preclinical studies and clinical trials. We currently rely, and expect to continue to rely, on third parties with respect to these items, and control only certain aspects of their activities. If we are unable to arrange for such third-party manufacturing sources, or fail to do so on commercially reasonable terms, we may not be able to successfully produce, sufficient supply of product candidate or we may be delayed in doing so. Such failure or substantial delay could harm our business. If we need to enter into alternative arrangements, our product candidate development activities may be delayed. Our reliance on these third parties for research and development activities, including the conduct of any IND-enabling studies, reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards and any applicable trial protocols. For example, for product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our IND-enabling studies and clinical trials is conducted in accordance with the trial plan and protocols. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we may be delayed in completing, or unable to complete, the preclinical studies and clinical trials required to support future IND submissions and approval of our product candidates.

Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	we may be unable to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control over the manufacturing process for our product candidates as a result of using third-party manufacturers for all aspects of manufacturing activities;

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termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our product candidates; and

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

Any of these events could lead to delays in the development of our product candidates, including delays in our clinical trials, or failure to obtain regulatory approval for our product candidates, or it could impact our ability to successfully commercialize our current product candidates or any future products. Some of these events could be the basis for FDA or other regulatory action, including injunction, recall, seizure or total or partial suspension of production.

Moreover, our viral vectors require processing steps that are more complex than those required for most chemical pharmaceuticals and, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our viral vectors, generally cannot be adequately characterized prior to manufacturing the final product. As a result, an assay of the finished product is not sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to attempt to control our manufacturing process to assure that the process works and the product candidate is made strictly and consistently in compliance with quality control requirements. Problems with the manufacturing process, even minor deviations, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. Such problems may also cause an inability to meet FDA or other applicable standards or achieve product specifications with consistent with acceptable production yields at acceptable costs. We currently have a relationship with only one service provider, Lonza, for the manufacturing of our viral vectors and product candidates for clinical testing purposes. We rely on Lonza to purchase the materials necessary to produce our product candidates for our clinical trials from a limited number of specialized third-party suppliers. We may not have sufficient control over the process or timing of the manufacturing process outsourced to Lonza, including the acquisition of capital equipment and raw materials. As a result, any adverse event which results in any disruption or delay of the manufacturing process could harm our business and results of operation.

We have not secured manufacturing capabilities for commercial quantities of our viral vectors to support commercialization of our product candidates, if validated and approved. We intend to develop our own manufacturing capabilities or rely on third parties for commercial manufacturing of our product candidates, if approved. If we or our commercial manufacturer are unable to manufacture our viral vectors in a timely manner or encounter manufacturing difficulties, or if our commercial manufacturer otherwise fails to comply with its contractual obligations and we are required to switch to a new manufacturer, we expect that any commercialization timeline would be delayed. If we successfully commercialize any of our product candidates, we may be required to establish large-scale commercial manufacturing capabilities, either independently or with one or more third parties in cooperative manufacturer arrangements, and there is no guarantee that any such third parties will be able to do this in a timely manner, or at all. We have no experience manufacturing pharmaceutical or biological products on a commercial scale and some of our suppliers would need to increase their scale of production to meet our projected needs for commercial manufacturing of our product candidates, the satisfaction of which may not be met on a timely basis.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing our viral vectors and product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

All entities involved in the preparation of therapeutic product for clinical trials or commercial sale, including our existing contract manufacturer, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP and equivalent foreign standards. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturer must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s current Good Laboratory Practices, and cGMP regulations enforced by the FDA through its facilities inspection program. Any failure by our third-party manufacturer to comply with cGMP or failure to scale-up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must also pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities and quality systems do not pass a pre-approval plant inspection, FDA approval of our product candidates, or the equivalent approvals in other jurisdictions, will not be granted.

Regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biological product, or revocation of a pre-existing approval. If any such event occurs, our business, financial condition and results of operations may be harmed.

We currently have a relationship with only one supplier, Lonza, for the manufacturing of our viral vectors and product candidates for clinical testing purposes, and intend to continue to utilize Lonza as our sole or primary supplier in the future. We also expect to rely upon additional third parties to produce materials required for the commercial production of our product candidates if we succeed in obtaining the necessary regulatory approvals. If supply from our manufacturer is interrupted, there could be a significant disruption in commercial supply. An alternative manufacturer would need to be qualified through a BLA supplement which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and would likely result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

We work with outside scientists and their institutions in developing product candidates. These scientists may have other commitments or conflicts of interest, which could limit our access to their expertise and harm our ability to leverage our discovery platforms.

We work with scientific advisors and collaborators at academic research institutions in connection with our product development. These scientific advisors serve as our link to the specific pools of trial participants we are targeting in that these advisors may:

•	identify individuals as potential candidates for study;

•	obtain their consent to participate in our research;

•	perform medical examinations and gather medical histories;

•	conduct the initial analysis of suitability of the individuals to participate in our research based on the foregoing; and

•	collect data and biological samples from trial participants periodically in accordance with our study protocols.

These scientists and collaborators are not our employees, rather they serve as either independent contractors or the primary investigators under research collaboration agreements that we have with their sponsoring academic or research institution. Such scientists and collaborators may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if an actual or potential conflict of interest between their work for us and their work for another entity arises, we may lose their services. It is also possible that some of our valuable proprietary knowledge may become publicly known through these scientific advisors if they breach their confidentiality agreements with us, which would cause competitive harm to our business.

Our prospects for successful development and commercialization of our future partnered product candidates could be dependent upon the research, development and marketing efforts of our future collaborators.

We have no control over the resources, time and effort that our future collaborators may devote to our programs and limited access to information regarding or resulting from such programs. We may, in the future, be dependent on third-party collaborators to fund and conduct the research and any clinical development of product candidates under our collaboration with each of them, and for the successful regulatory approval, marketing and commercialization of one or more of such products or product candidates. Such success will be subject to significant uncertainty.

Our ability to successfully collaborate with any future collaborators may be impaired by multiple factors including:

•	a collaborator may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;

•	a collaborator may cease development in therapeutic areas which are the subject of our strategic alliances;

•	a collaborator may change the success criteria for a particular program or product candidate thereby delaying or ceasing development of such program or candidate;

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a significant delay in initiation of certain development activities by a collaborator will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaborator could develop a product that competes, either directly or indirectly, with our current or future products, if any;

•	a collaborator with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

•	a collaborator with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	a collaborator may exercise its rights under the agreement to terminate our collaboration;

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a dispute may arise between us and a collaborator concerning the research or development of a product candidate or commercialization of a product resulting in a delay in milestones, royalty payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources;

•	a collaborator may not adequately protect the intellectual property rights associated with a product or product candidate; and

•	a collaborator may use our proprietary information or intellectual property in such a way as to invite litigation from a third party.

If our future collaborators do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, the clinical development, regulatory approval and commercialization efforts could be delayed, terminated or be commercially unsuccessful. Conflicts between us and our future collaborators may arise. In the event of termination of one or more of our collaboration agreements, it may become necessary for us to assume the responsibility of any terminated product or product candidates at our own expense or seek new collaborators. In that event, we would likely be required to limit the size and scope of one or more of our independent programs or increase our expenditures and seek additional funding which may not be available on acceptable terms or at all, and our business would be harmed.

Risks Related to Commercialization

If we are unable to establish our own sales, marketing and distribution capabilities or enter into licensing or collaboration agreements for these purposes, we may not be successful in independently commercializing any future products.

We do not have a sales or marketing infrastructure and, as a company, we have no sales, marketing or distribution experience. Commercializing our product candidates, if any of our product candidates obtain regulatory approval, would require building our own commercial infrastructure. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that any of our proprietary product candidates will be approved. For any future products for which we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel to or develop alternative sales channels;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating and maintaining an independent sales and marketing organization.

Where and when appropriate, we may elect to utilize contract sales forces or distribution partners to assist in the commercialization of our product candidates. If we enter into arrangements with third parties to perform sales, marketing and distribution services for a product, the resulting revenue or the profitability from this revenue to us may be lower than if we had sold, marketed and distributed that product ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our current or any future products effectively.

If our product candidates fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.

Our success depends, in part, on our ability to develop and market products that are recognized and accepted as safe, efficacious, and cost-effective. At the moment, no gene therapy product has been approved in the United States and only one gene therapy product, uniQure’s Glybera, has been approved in Europe, but Glybera has not yet launched for commercial sale. Market acceptance of our product candidates will depend on many factors, including our ability to educate potential customers, prescribing physicians, and third-party payors and convince them that gene therapy is an attractive alternative or adjuvant to existing therapies.

Physicians are often reluctant to recommend new therapies or switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. In addition, patients often acclimate to the brand or type of therapy that they are currently taking and do not want to try new therapies or switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. If physicians or patients are reluctant to try new therapies or switch from existing therapies to our product candidates, if approved, our operating results and financial condition would be harmed.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

Even if we obtain regulatory approval in a jurisdiction, regulatory authorities may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA, is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP and adherence to commitments made in the BLA. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or supplements to a BLA submitted by us;

•	seize product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenues.

Even if we receive approval to commercialize our product candidates, unfavorable pricing regulations and challenging third-party coverage and reimbursement practices could harm our business.

Our ability to commercialize any products successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. The market for any of our product candidates will depend significantly on access to third-party payors’ formularies, or lists of treatments for which third-party payors provide coverage and reimbursement. We cannot be sure that coverage and reimbursement will be available for any product that we or any collaborator commercialize and, if reimbursement is available, the level of reimbursement. In addition, coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which marketing approval is obtained.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover our and any collaborator’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. If we are unable to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop our business could be harmed.

If we obtain approval to commercialize our product candidates outside of the United States, a variety of risks associated with international operations could adversely affect our business.

If any of our product candidates are approved for commercialization, we may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

•	different regulatory requirements for approval of drugs and biological products in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	regulations under the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal civil and criminal False Claims Acts. These laws may impact, among other things, our proposed promotional, sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other government payors that are false or fraudulent;

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HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

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HIPAA, as amended by HITECH, and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to HIPAA, published in January 2013, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs and devices;

•	federal transparency laws, including the federal Physician Payment Sunshine Act that requires disclosure of payments and other transfers of value provided to physicians and teaching hospitals;

•	PPACA, and its implementing regulations, which may impact, among other things, reimbursement rates by federal healthcare programs and commercial insurers; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances, such as specific disease states.

Further, PPACA, among other things, amends the intent requirements of the federal Anti-Kickback Statute and the criminal statute governing healthcare fraud. A person or entity can now be found guilty of violating the Anti-Kickback Statute and the federal criminal healthcare fraud statute without actual knowledge of the statute or specific intent to violate it. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

In addition, there has been a recent trend of increased federal and state regulation of payments and other items of value provided to healthcare professionals and healthcare entities. Some states, such as California, Connecticut, Massachusetts and Nevada, mandate implementation of commercial compliance programs. Other states, such as Massachusetts, Minnesota and Vermont, impose restrictions on drug manufacturer marketing practices. Further, some states, such as Massachusetts, Vermont and West Virginia, as well as the District of Columbia, require tracking and reporting of gifts, compensation, other remuneration and items of value provided to healthcare professionals and healthcare entities.

If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in federal healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

In most foreign countries, particularly in those in the European Union, prescription drug pricing and/or reimbursement is subject to governmental control. In those countries that impose price controls, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, if any of our product candidates are approved in those countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies.

Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue that are generated from the sale of the product in that country. If reimbursement of such products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, or if there is competition from lower priced cross-border sales, our future profitability will be negatively affected.

Risks Related to Our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholder will maintain substantial control over us, their interests may conflict or differ from your interests as a shareholder.

Upon the closing of this offering, our executive officers and directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, own or control shares representing approximately     % of our outstanding common stock. In particular, our largest stockholder, Pope, will own approximately     % of our outstanding common stock upon the completion of this offering. As a result, Pope will be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, Pope will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The interests of Pope may not always coincide with our corporate interests or the interests of other stockholders, and it may act in a way in which you may not agree with or in a way that may not be in the best interests of other stockholders. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could adversely affect the trading price of our common stock.

Additionally, Pope is in the business of making investments in companies and may acquire and hold, and in a few instances have acquired and held, interests in businesses that compete directly or indirectly with us. Pope may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Furthermore, if Pope sells its shares or is perceived by the market as intending to sell them, the trading price of our common stock could decline.

We do not know whether an active and liquid trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your common stock.

Prior to this offering, there has been no public market for our common stock. An active trading market for our shares may never develop or be sustained following this offering on the NASDAQ Global Market, or NASDAQ, on which we have applied to have our common stock listed, or otherwise. If an active market for our common stock does not develop, it may be difficult for you to sell common stock you purchase in this offering without depressing the market price for the common stock or you may not be able to sell your shares at all. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price for our common stock after this offering. The initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may not be able to sell your common stock at or above the initial public offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling additional common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our common stock as consideration.

Future sales of our common stock in the public market could cause our share price to fall.

Our share price could decline as a result of sales of a large number of our common stock after this offering or the perception that these sales could occur stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding                 shares of our common stock, based on the number of shares outstanding as of February 28, 2015. This includes the shares included in this offering, which may be resold in the public market immediately. The remaining                 shares are subject to market stand-off agreements and lock-up agreements described in the sections of this prospectus titled “Shares Eligible for

Future Sale — Lock-Up Agreements” and “Underwriting.” These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares of common stock for option holders, they can be freely sold in the public market upon issuance, subject to market stand-off and lock-up agreements.

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

We expect that our trading price will fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all. The market price for our common stock may be influenced by many factors, including:

•	actions regarding our product candidates under development, including announcements regarding clinical or regulatory decisions or developments;

•

announcements by us or our competitors of new products, product candidates or new uses for existing products, significant contracts, commercial relationships or capital commitments and the timing of these introductions or announcements;

•	unanticipated serious safety concerns related to the use of any of our product candidates;

•	results from or delays of clinical trials of our product candidates;

•	failure to obtain or delays in obtaining product approvals or clearances from regulatory authorities;

•	adverse regulatory or reimbursement announcements;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	the results of our efforts to discover or develop additional product candidates;

•	our dependence on third parties, including our CROs, clinical trial sponsors, clinical investigators, and any collaborators;

•	regulatory or legal developments in the United States or other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key scientific or management personnel;

•	our ability to successfully commercialize our future product candidates we develop independently, if approved;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual or anticipated quarterly variations in our financial results or those of our competitors;

•	any change to the composition of the board of directors or key personnel;

•	expiration of contractual lock-up agreements with our executive officers, directors and security holders;

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock;

•	changes in the structure of healthcare payment systems;

•	commencement of, or our involvement in, litigation;

•

general economic, industry and market conditions in the pharmaceutical and biotechnology sectors and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market in general and NASDAQ and the biotechnology and pharmaceutical industries in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business, and this could harm our business.

Although we have elected not to take advantage of the “controlled company” exemption to the corporate governance rules for NASDAQ-listed companies, for which we may be eligible upon the closing of this offering, we may in the future avail ourselves of this exemption, which could make our common stock less attractive to some investors or otherwise adversely affect the trading price of our common stock.

Pope and its affiliates now hold, and will continue to hold after the completion of this offering, more than 50% of our outstanding common stock. Because they control a majority of our outstanding voting power, we would be considered a “controlled company” upon the completion of this offering under the corporate governance rules for NASDAQ-listed companies. As a controlled company, we would not be required to have a majority of our board of directors be independent, nor would we be required to have a compensation committee or an independent nominating function. Although our current intention is to not avail ourselves of the controlled company exemption, we may eventually decide to do so. If in the future we determine to avail ourselves of these corporate governance exemptions, under circumstances where the interests of our controlling stockholder may differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NASDAQ-listed companies, and our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results and our ability to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations subsequently implemented by the Securities and Exchange Commission, or SEC, and NASDAQ impose numerous requirements on public companies, including requiring changes in corporate governance practices. Also, the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. We anticipate that we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to address the added burdens of operating as a public company. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an “emerging growth company” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the completion of this offering. We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. Investors could find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our share price may be more volatile.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We may elect to use this extended transition period under the JOBS Act. If we do, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. In addition, our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2013 or December 31, 2014. Had we and our independent registered public accounting firm performed such an evaluation, control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares and future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could cause you to incur additional dilution and could cause our share price to fall.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share as of December 31, 2014. Net tangible book value is our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the assumed initial public offering price of $         per share. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. In addition, as of December 31, 2014, options to purchase 1,380,000 of our common stock at an exercise price of $4.68 per share of our common stock and no warrants to purchase of our common stock were outstanding. Subsequent to December 31, 2014, we issued warrants to purchase 29,453 shares of our common stock with an exercise price of $12.50 per share. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. Pursuant to our 2015 Equity Incentive Plan, our compensation committee (or a subset thereof) will be authorized to grant equity-based incentive awards to our employees, directors and consultants. Future option grants and issuances of common stock under our stock-based compensation plans may have an adverse effect on the market price of our common stock.

These future issuances of common stock or equity share-related securities, together with the exercise of outstanding options and any additional common stock issued in connection with acquisitions, if any, may result in further dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including common stock sold in this offering.

For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Our management team will have broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

Our management team will have broad discretion in the application of the net proceeds from this offering and could spend or invest the proceeds in ways with which our stockholders disagree. Accordingly, investors will need to rely on our management team’s judgment with respect to the use of these proceeds. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including milestone payments received from our collaborations and royalties received on sale of our approved product and any future approved product. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed. See the section titled “Use of Proceeds.”

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our product candidates or future development programs;

•	if any of our product candidates receives regulatory approval, the level of underlying demand for these product candidates and wholesalers’ buying patterns;

•	addition or termination of clinical trials or funding support;

•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements;

•	any intellectual property infringement lawsuit in which we may become involved; and

•	regulatory developments affecting our product candidates or those of our competitors.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our existing credit facility restricts, and any future indebtedness may restrict, our ability to pay dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Investors seeking cash dividends should not purchase our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Some provisions of our certificate of incorporation and bylaws, as amended and restated in connection with this offering, and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preference and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or not to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Shares Eligible for Future Sale” contain forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “predict,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•	the success, cost and timing of our product development activities and clinical trials;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•

our ability to obtain and maintain regulatory approval for our product candidates, our companion diagnostic, and any of our future product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations, including funding necessary to complete our clinical trials required to file BLAs;

•	our use of the proceeds from this offering;

•	the commercialization of our product candidates and companion diagnostic, if approved;

•	our plans to research, develop and commercialize our product candidates and companion diagnostic;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	our manufacturing plans in connection with the commercialization of product candidates, our companion diagnostic and any other approved product;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	developments relating to our competitors and our industry;

•	the rate and degree of market acceptance of our product candidates and companion diagnostic;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates; and

•	our ability to remain in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including the National Cancer Institute Surveillance, Epidemiology and End Results Program, or SEER, and the World Health Organization’s International Agency for Research on Cancer, and is subject to a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from industry publications and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. The content of these sources, except to the extent specifically set forth in this prospectus, do not constitute a portion of this prospectus and are not incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds from this offering at an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ over-allotment option is exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1.0 million increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming that the assumed initial public offering price, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We intend to use the net proceeds of this offering as follows:

•

approximately $         million to fund research and development expenses for our Ad-p53 Phase 1/2 clinical trial with a Phase 1 safety “run-in” portion to confirm the MTD, followed by a proposed Phase 2 randomized, controlled portion that will evaluate the safety and efficacy of Ad-p53 in patients with liver metastases from colorectal cancer, as well as the development of any related companion diagnostic;

•

approximately $         million to fund research and development expenses for our Ad-IL24 Phase 1/2 clinical trial with a Phase 1 safety “run-in” portion to confirm the MTD, followed by a proposed Phase 2 randomized, controlled portion that will evaluate the safety and efficacy of Ad-IL24 in combination with chemotherapy in patients with recurrent, unresectable SCCHN;

•	approximately $ to satisfy our obligations under bonus agreements between us and certain of our officers (see the section titled “Executive Compensation — Special Bonuses”); and

•

the remainder for general and administrative expenses (including personnel-related costs), potential future development programs, early-stage research and development, capital expenditures and working capital and other general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. We anticipate that the allocated proceeds noted above for the research and development expenses for Ad-p53 and Ad-IL24 will be sufficient to fund the Phase 1 safety “run-in” portion and Phase 2 randomized, controlled portion of each trial to completion based upon the current trial design. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We may also use a portion of the net proceeds to license, acquire or invest in complementary gene therapy businesses, technologies, products or assets; however, we currently have no agreements or commitments to complete any such transaction. Due to the many variables inherent to the development of gene therapy products at this time, such as the timing of patient enrollment and evolving regulatory requirements, we cannot currently predict the stage of development we expect the net proceeds of this offering to enable us to achieve in our clinical studies and product candidates.

The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of preclinical studies, our ongoing clinical studies or clinical studies we may commence in the future, and the timing of regulatory submissions. As a result, our management will have broad discretion over the use of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government, as well as equity investments in marketable securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2014 on:

•	an actual basis; and

•

a pro forma as adjusted basis, giving effect to (i) the sale of             shares of common stock by us in this offering based on an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the payment of approximately $         to satisfy our obligations under bonus agreements between us and certain of our officers, which will be payable within 30 days of the completion of this offering. Upon the completion of this offering, our accumulated deficit will be increased by an amount equal to such payments made to certain of our officers. The amount of such payments will vary based on several factors including the continued provision of services by the officers. See the section titled “Executive Compensation — Special Bonuses.”

You should read this table together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2014
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash	$507	$

MultiVir Inc. Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma as adjusted	$—	$
Common stock, $0.001 par value; 20,000,000 authorized, 15,370,941 issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	15
Additional paid-in capital	6,705
Accumulated deficit	(7,094)

Total MultiVir Inc. stockholders’ deficit	(374)

Noncontrolling interest	(3)
Total stockholder’s deficit	(377)
Total capitalization	$130	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’

(deficit) equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding after this offering is based on 15,370,941 shares of common stock outstanding as of December 31, 2014 and excludes:

•	1,380,000 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014 with an exercise price of $4.68 per share;

•	29,453 shares of common stock issuable upon the exercise of warrants issued subsequent to December 31, 2014 with an exercise price of $12.50 per share; and

•

                shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 620,000 shares of common stock reserved for future issuance under our 2014 Stock Option and Grant Plan, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, which will become effective upon the completion of this offering; and (ii)             shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective upon the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of December 31, 2014, our net tangible book value was approximately $(1.4 million), or $(0.13) per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2014.

After giving effect to (i) our sale in this offering of         shares of our common stock, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts, and commissions and estimated offering expenses payable by us and (ii) the payment of approximately $         to satisfy our obligations under bonus agreements between us and certain of our officers, which will be payable within 30 days of the completion of this offering, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and immediate dilution of $         per share to investors purchasing shares of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2014	$(0.13)
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value, as adjusted to give effect to this offering

Dilution in net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and would increase (decrease) the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share, the increase (decrease) attributable to this offering by $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per share, assuming that the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the immediate dilution in net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2014, after giving effect to our sale in this offering of             shares of our common stock, at an assumed initial public offering price of $         per share, the difference between existing stockholders and new investors with respect to the number of shares of common stock, purchased from us, the total consideration paid to us, and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	15,370,941		%		$6,010,000		%	$0.39
New public investors

Total		100.0%		$		100.0%

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by holders new investors by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options or warrants are exercised, investors will experience further dilution. In addition, we may choose to raise additional capital in the future due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option to purchase additional shares. If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock to be outstanding after this offering is based on 15,370,941 shares of common stock outstanding as of December 31, 2014 and excludes:

•	1,380,000 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014 with an exercise price of $4.68 per share;

•	29,453 shares of common stock issuable upon the exercise of warrants issued subsequent to December 31, 2014 with an exercise price of $12.50 per share; and

•

                shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 620,000 shares of common stock reserved for future issuance under our 2014 Stock Option and Grant Plan, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, which will become effective upon the completion of this offering; and (ii)         shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development(1)	$705	$1,674
General and administrative(1)	263	1,262
Loss in equity investment(2)	36	—

Total operating expenses	1,004	2,936

Operating loss	(1,004)	(2,936)
Interest expense	(14)	(11)

Net loss	$(1,018)	$(2,947)

Less: Net loss attributable to noncontrolling interest	—	3

Net loss	$(1,018)	$(2,944)

Basic and diluted net loss per weighted average common share attributable to controlling stockholder(3)	$(0.10)	$(0.11)

Basic and diluted net loss per weighted average common share attributable to noncontrolling stockholder(3)	$(0.10)	$(3.76)

Basic and diluted weighted average number of common shares outstanding attributable to controlling stockholder(3)	9,500,000	9,912,017

Basic and diluted weighted average number of common shares outstanding attributable to noncontrolling stockholder(3)	500,000	500,000

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)

Research and development	$72	$457
General and administrative	—	248

Total stock-based compensation	$72	$705

(2)	Loss in equity investment is our share of losses in VirRx, our 50%-owned non-consolidated subsidiary.

(3)	See the notes to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to controlling and non controlling to common stockholders.

	Year Ended December 31,
	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$24	$507
Working capital deficit	(4,053)	(1,307)
Total assets	26	1,514
Long-term liabilities	96	70
Total liabilities	4,175	1,891
Total MultiVir Inc. stockholders’ deficit	(4,149)	(374)
Noncontrolling interest	—	(3)

Total stockholders’ deficit	(4,149)	(377)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus titled “Risk Factors.”

Overview

We are a clinical-stage gene therapy company developing a pipeline of novel product candidates for the treatment of multiple oncological indications. Our gene therapy and oncolytic viral technologies are directed against important therapeutic targets in oncology that are not fully addressed by existing small molecule cancer therapies. We are employing these technologies to develop two lead product candidates, Ad-p53 and Ad-IL24. Our Ad-p53 product candidate is a genetically modified adenovirus designed to deliver the normal p53 tumor suppressor gene, which targets fundamental molecular defects present in multiple types of cancers. Our Ad-IL24 product candidate is a genetically engineered adenovirus modified to deliver the tumor suppressor gene interleukin-24, or IL24, which has tumor suppressor activities similar to p53 and certain immunostimulatory properties. Each of these product candidates has completed Phase 1 clinical trials as a monotherapy, and we plan to advance both product candidates into Phase 1/2 clinical trials that include a randomized, controlled portion in combination with standard cancer therapies. We believe our product candidates have the potential to address unmet medical needs of cancer patients.

We were founded in 2009 with the goal of identifying and acquiring multiple gene therapy and oncolytic viral technologies with potential to provide significant therapeutic effects for oncologic indications. To date, our activities have consisted predominately of acquiring or licensing from third parties the patents and core intellectual property underlying our proprietary gene therapy and oncolytic viral technologies and product candidates, in preparation for conducting clinical trials to be funded with the proceeds of this offering.

In November 2009, we acquired certain assets relating to our current Ad-p53 and Ad-IL24 product candidates formerly owned by Introgen Therapeutics, Inc. and its affiliate, or Introgen, from our majority stockholder, Pope Investments II, LLC, or Pope, in exchange for the issuance to Pope of a promissory note in the amount of $1.1 million and the assumption of certain obligations Pope agreed to in connection with its purchase of these assets in the bankruptcy of Introgen. These assets included patents and patent applications, contracts and licenses with various universities and private parties, a 49% equity interest (which was increased to 50% in 2012), in VirRx, Inc., or VirRx and vials of Introgen’s adenoviral p53 and adenoviral-IL24 product candidates. If any of Ad-p53, Ad-IL24 or Ad-VirRx 007 is commercialized, we will be obligated to make milestone payments to Introgen of $5 million when revenue generated from sales of such product or licensing of such assets first exceeds $50 million, an additional $5 million when such revenues first exceed $100 million, and a final $20 million when such revenues first exceed $500 million.

Certain of our adenovirus technologies were licensed from the MD Anderson Cancer Center, including those that are utilized in our Ad-p53 and Ad-IL24 product candidates. We also license certain of our adenovirus technologies, including technology that is utilized in our Ad-IL24 product candidate, from Columbia University. Our herpes simplex virus technologies are the subject of an option to exclusively license such technologies from Massachusetts General Hospital, which technologies are utilized in our HSV-Rb-p450 product candidate. Certain of our vaccinia virus technologies are the subject of an option to exclusively license the technologies from Queen Mary University of London. Other vaccinia virus technologies have been purchased from Loma Linda University. Our own vaccinia virus technologies are utilized in our VV-IL12 product candidate. VirRx has licensed the VirRx 007 technology that is utilized in the Ad-VirRx 007 product candidate from Saint Louis University.

We expect to incur substantial expenditures in the foreseeable future to develop and potentially commercialize Ad-p53, Ad-IL24 and any additional product candidates. Specifically, we have incurred and expect to continue to incur substantial expenses in connection with our planned Phase 1/2 clinical trials for Ad-p53 and Ad-IL24, the current Phase 1 clinical trial of Ad-VirRx 007, and preclinical studies for our herpes simplex virus and vaccinia virus product candidates. We have no contractual obligations to fund the development of Ad-p53, Ad-IL24, or any other product candidates, including Ad-VirRx 007, which is being developed through VirRx. We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approvals, and prepare for, and if approved, proceed to commercialization.

We have not generated any revenue, and have incurred losses since our inception. We have financed our operations primarily through loans received from, and equity investments by, our majority shareholder, Pope. We expect to incur significant and increasing losses from operations for the foreseeable future, and we may never generate any product revenue or profits. Our ability to generate product revenue and achieve and maintain profitability depends upon our ability to develop, obtain regulatory approval for and commercialize our product candidates successfully. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the amount or timing of product revenue, if any.

Our net losses were $1.0 million and $3.0 million for 2013 and 2014. Substantially all of our net losses have resulted from costs incurred in connection with licensing from third parties multiple viral gene therapy technologies, advancing our product candidates towards regulatory approval and expenses incurred with financing activities. As of December 31, 2014, we had an accumulated deficit of $7.1 million.

Financial Overview

Historically, our results of operations have consisted predominantly of research and development expenditures, along with general and administrative expenses. We expect our results of operations to continue to be dominated by research and development and general and administrative expenses for the foreseeable future, as we continue development, commence clinical testing, seek regulatory approval and attempt to commercialize our product candidates. We do not expect to generate any significant revenue, if any, prior to the successful commercialization of a product candidate.

Research and Development Expenses

Research and development expenses include consulting costs, stock-based compensation expense, laboratory supplies, external contract research and development expenses, including expenses incurred under agreements with third-party clinical research organizations, contract research organizations, or CROs, the cost of acquiring, developing and manufacturing clinical study materials, and overhead expenses, including rent, equipment depreciation, insurance and utilities.

Research and development costs are expensed as incurred. Advance payments for goods or services for future research and development activities are deferred and expensed as the goods are delivered or the related services are performed. We estimate preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. We estimate the amounts incurred through communications with third-party service providers, and our estimates of accrued expenses as of each balance sheet date are based on information available at the time. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly.

As we pursue the clinical development of our lead product candidates and the continued advancement of our other earlier-stage product candidates, the amount of our research and development expenses will continue to grow. Conducting a significant amount of research and development is central to our business. We currently conduct our preclinical studies primarily through third-party research institutions. To carry out our planned clinical trials of our Ad-p53 and Ad-IL24 product candidates, we plan to utilize CROs. We have no manufacturing facilities, and all of our manufacturing activities are contracted out to a third party.

As we advance our product candidates into clinical trials, especially our lead product candidates, Ad-p53 and Ad-IL24, we expect our research and development expenses to increase, including specifically expenses associated with CROs as a result of the planned increase in the number of patients in these trials. Product candidates in later stages of clinical development, such as Ad-p53 and Ad-IL24, have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of late-stage clinical trials. The successful development and commercialization of our Ad-p53 and Ad-IL24 product candidates is highly uncertain, and we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of Ad-p53 or Ad-IL24 at this time. Clinical development timelines, the probability of success and development and commercialization costs can differ materially from expectations. See “Use of Proceeds” for our current anticipated use of the proceeds of this offering, including for planned clinical trial expenses for Ad-p53 and Ad-IL24.

General and Administrative Expenses

General and administrative expenses consist principally of consulting costs, stock-based compensation, professional fees for legal, audit and tax services, rent and other general operating expenses not otherwise included in research and development expenses. We anticipate general and administrative expenses will increase in future periods, as we invest in the infrastructure needed to support continued research and development activities and potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal and regulatory functions, as well as director and officer insurance premiums and investor relations costs associated with being a public reporting company. In addition, we expect to incur additional general and administrative expenses in the quarter in which our initial public offering is completed as a result of the payment of bonuses to certain of our officers to satisfy our obligation under bonus agreements between us and such officers, or the IPO Bonus, a portion of which will be payable within 30 days of the completion of this offering. We expect additional expenses related to the IPO Bonus to be payable in equal monthly installments over four years, subject to certain requirements. The total value of the IPO Bonus is approximately $1.8 million. The amount of such payments will vary depending on factors including the continual provision of service by the officers. See the section titled “Executive Compensation — Special Bonuses.”

Loss in Equity Investment

Loss in equity investment is our share of losses in VirRx, our 50%-owned non-consolidated subsidiary.

Interest Expense

Interest expense consists of interest accrued under promissory notes issued to Pope, our majority stockholder, all of which was extinguished in exchange for 5,370,941 shares of common stock in December 2014.

Results of Operations

Comparison of the Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,		Increase/ (Decrease)
	2013	2014
	(in thousands)
Operating expenses:
Research and development	$705	$1,674	$969
General and administrative	263	1,262	999
Loss in equity investment	36	—	(36)

Total operating expenses	1,004	2,936	1,932

Operating loss	(1,004)	(2,936)	(1,932)
Interest expense	(14)	(11)	(3)

Net loss	$(1,018)	$(2,947)	$1,929
Less: Net loss attributable to noncontrolling interest	—	3	3

Net loss attributable to MultiVir Inc. Stockholders	$(1,018)	$(2,944)	$1,926

Research and Development Expense

	Year Ended December 31,		Increase/ (Decrease)
	2013	2014
	(in thousands)
Clinical consultants	$582	$1,072	$490
Stock-based compensation	72	457	385
Lab and storage fees	51	145	94

Total research and development expenses	$705	$1,674	$969

Research and development expense increased from $0.7 million for the year ended December 31, 2013 to $1.7 million for the year ended December 31, 2014. The increase was primarily due to an increase in consulting and lab and storage fees of $0.5 and $0.1 million, respectively, associated with the filing of INDs for Ad-p53 and Ad-IL24 and an increase in stock-based compensation of $0.4 million primarily due to additional stock options granted in 2014. For the periods presented, substantially all of our research and development expense related to development activity for Ad-p53 and Ad-IL24.

General and Administrative Expense

General and administrative expense increased from $0.3 million for the year ended December 31, 2013 to $1.3 million for the year ended December 31, 2014. The increase was primarily due to higher consulting fees of $0.3 million, stock-based compensation of $0.2 million and professional service expenses of $0.5 million as we advanced the INDs for Ad-p53 and Ad-IL24, expanded our operations and prepared for our proposed initial public offering.

Interest Expense

Interest expense decreased from $14 thousand for the year ended December 31, 2013 to $11 thousand for the year ended December 31, 2014. Interest expense consists of interest in the amount of 1% per annum accrued on certain promissory notes issued to Pope, which were extinguished in exchange for 5,370,941 shares of common stock on December 4, 2014, accounting for the decrease in interest expense between periods.

Loss in Equity Investment

Loss in equity investment decreased from $36 thousand in 2013 to $0 in 2014. The decrease was due to a stock subscription payment we made to VirRx during the year ended December 31, 2013 of $36 thousand, offset by accumulated losses at VirRx since its inception. No additional stock subscription payments were made in 2014.

Liquidity and Capital Resources

Since our inception, we have financed our operations through private placements of promissory notes with Pope, and to a lesser extent, funding from a U.S. Treasury Qualifying Therapeutic Discovery Project Grant in 2009. From November 2009 to December 2014, we issued a series of promissory notes, due on demand, in the aggregate principal amount of $5.9 million to Pope. Some of these promissory notes bore interest at a rate of 1% per annum, while some were interest-free. In December 2014, pursuant to a note conversion agreement, the outstanding principal balance of all promissory notes issued to Pope, together with all accrued and unpaid interest payable on such notes, was extinguished in exchange for 5,370,941 shares of common stock.

Credit Facility

In December 2014, we entered into a credit facility with Pope, pursuant to which we may borrow up to an aggregate of $10 million in exchange for the issuance of promissory notes and warrants to purchase our common stock. As of February 28, 2015, we have issued an aggregate of approximately $0.4 million in notes pursuant to the credit facility with an annual interest rate of 6% per annum. In connection with the amount drawn under the credit facility as of February 28, 2015, we have issued warrants to Pope to purchase 29,453 shares of common stock with an exercise price of $12.50 per share. In addition, in connection with any further amounts drawn under the credit facility, we will issue warrants to Pope to purchase 0.08 shares of common stock per $1.00 loaned to us under the credit facility at an exercise price of $12.50 per share.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below:

	Year Ended December 31,
	2013	2014
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(816)	$(1,682)
Investing activities	—	—
Financing activities	835	2,165

Net increase in cash	$19	$483

Cash Used in Operating Activities

Net cash used in operating activities in the year ended December 31, 2013 was $0.8 million compared to $1.7 million for the year ended December 31, 2014. The increase was primarily due to an increase in our net loss from $1.0 to $3.0 million, offset by stock-based compensation, which increased from $72 thousand to $0.7 million and changes in accounts payable and accrued expenses, which increased from $0.1 million to $0.6 million. The net loss for the year ended December 31, 2014 was attributable to higher third-party research and development costs associated with our programs, higher third-party consulting costs and costs incurred in connection with preparation for our proposed initial public offering.

Cash Used in Investing Activities

No cash was used in investing activities in 2013 or 2014.

Cash Provided by Financing Activities

Cash provided by financing activities was $0.8 million for 2013, compared to $2.2 million for 2014. Cash provided by financing activities for 2013 and 2014 consisted primarily of net proceeds from the issuance of promissory notes to Pope.

Operating Capital Requirements and Plan of Operations

To date, we have not generated any revenue. We do not know when, or if, we will generate revenue in the future. We expect to incur substantial expenditures in the foreseeable future for the development and potential commercialization of our product candidates, as well as ongoing internal research and development programs. We expect that our borrowings under the credit facility with Pope, together with our existing cash as of December 31, 2014 and the proceeds of this offering, will be sufficient to fund our planned operations for at least 12 months after the date of this offering. However, this estimate is based on numerous assumptions and uncertainties that may prove wrong and as such, we could use our available financial resources sooner than we currently expect. Our forecast of the period of time that our financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed under the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In light of the numerous risks and uncertainties associated with the development and potential commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies, clinical trials or other research and development activities. In order to complete our planned preclinical studies and clinical trials and complete the process of obtaining regulatory approval for our lead product candidates, as well as build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional funding.

We plan to continue to fund our operations through equity or debt financings, collaborative or other arrangements with corporate sources, or other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital for a number of uses, including:

•	initiating and conducting clinical trials for Ad-p53, Ad-IL24 and our other product candidates in development;

•	seeking and obtaining approvals from the FDA and other regulatory authorities, including potentially more clinical trials than we currently expect;

•	expansion of our research and development activities;

•	commercialization of any products that obtain regulatory approval;

•	preparing to manufacture our products on a larger scale;

•	marketing of any products launched by us or future partners;

•	filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	making future milestone payments pursuant to our contractual obligations;

•	implementing additional infrastructure and internal systems;

•	hiring additional personnel; and

•	entering into possible additional collaboration, licensing, commercialization or other arrangements.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or terminate some or all of our development programs and clinical trials. We may also be required to sell or license other technologies or clinical product candidates or programs that we would prefer to develop and commercialize ourselves. Our failure to raise capital when needed could have a material adverse impact on our research and development activities, results of operations, financial condition and business generally.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2014:

Payments Due By Period
	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
(in thousands)
Promissory notes(1)	$—	$—	$—	$—	$—

(1)	In December 2014, pursuant to a note conversion agreement, the outstanding balance of all promissory notes, together with all accrued and unpaid interest due and payable on the promissory notes, was extinguished in exchange for 5,370,941 shares of common stock. Concurrent with the note conversion agreement, we entered into a credit facility agreement with Pope pursuant to which we may borrow up to an aggregate of $10 million from Pope in exchange for the issuance of promissory notes and warrants to acquire common stock. See “— Liquidity and Capital Resources — Credit Facility.”

We are also obligated to make future payments to third parties under license agreements, including sublicense fees, royalties and payments that become due and payable on the achievement of certain development and commercialization milestones. As the amount and timing of sublicense fees and the achievement and timing of these milestones are not probable and estimable, such commitments have not been included on our balance sheet or in the contractual obligations tables above. See “Business — Intellectual Property” for additional information regarding our obligations to make milestone payments in connection with our product candidates.

We entered into a lease commencing in May 2014 in Houston, Texas. The lease expired in November 2014, and we are continuing to occupy the facility on a month-to-month basis.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, other than our investment in VirRx, which is accounted for as a variable interest entity. See note 2 to our consolidated financial statements appearing elsewhere in this prospectus for further information.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

All of our operating expenses are incurred within the United States. As we initiate international operations in the future, we will assess our approach to managing the risks relating to fluctuations in currency rates. At such future time, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations.

Interest Rate Risk

We had cash of $24 thousand and $506 thousand as of December 31, 2013 and December 31, 2014, respectively, consisting of bank deposits that are not interest bearing. To date, fluctuations in interest income have not been significant. We also had no outstanding debt as of December 31, 2014. In December 2014, we entered into a credit facility with Pope, pursuant to which we may borrow up to an aggregate of $10 million in exchange for the issuance of promissory notes and warrants to purchase common stock. As of February 28, 2015, we have issued an aggregate of approximately $0.4 million in notes pursuant to the credit facility with a fixed annual interest rate of 6% per annum.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Critical Accounting Policies, Significant Judgments and Use of Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Accrued Research and Development Expense

We estimate our accrued research and development expenses as of each balance sheet date. This process involves reviewing contracts and purchase orders, reviewing the terms of our license agreements, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. Expenses that are paid in advance of performance are deferred as a prepaid expense and expensed as the services are provided.

Examples of estimated accrued research and development expenses include fees to:

•	contract manufacturers in connection with the production of clinical trial materials;

•	CROs and other service providers in connection with clinical studies;

•	investigative sites in connection with clinical studies;

•	vendors in connection with preclinical development activities; and

•	services providers for professional service fees such as consulting and related services.

Our understanding of the status and timing of services performed relative to the actual status and timing may vary and may result in our reporting changes in estimates in any particular period. To date, there have been no material differences from our estimates to the amount actually incurred. However, due to the nature of these estimates, we may be required to adjust our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies or other research activities.

Stock-based Compensation Expense

We recognize stock-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The grant-date fair value of those awards is recognized as compensation expense ratably over the requisite service period, which generally equals the vesting period of the award, and if applicable, is adjusted for expected forfeitures.

Certain awards require us to use liability accounting. These awards are classified as a liability and are remeasured at fair value at the end of each reporting period until such time they are deemed to be equity instruments or expire. Stock-based compensation expense for these awards is calculated in a similar manner as discussed in the paragraph above, however, the value of such options are periodically remeasured and income and expense is recognized over their vesting terms (liability accounting). These awards are classified as liabilities at the end of each reporting period.

We also grant performance-based stock awards. The grant-date fair value of the performance-based stock awards is recognized as compensation expense over the implicit service period using the accelerated attribution method once it is probable that the performance condition will be achieved. The grant-date fair value of these awards is calculated using the Black-Scholes valuation model. The Black-Scholes valuation model is affected by a number of complex and subjective variables. These variables include our expected stock price volatility, risk-free interest rates, expected dividends, the expected term of the awards, forfeitures and the fair value of our underlying common stock. The assumptions used in our valuation model represent management’s best estimates. These estimates involve inherent uncertainties and assumptions and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be material different in the future. These assumptions and estimates are as follows:

•

Expected volatility. Because we are a private entity with no historical data regarding the volatility of our common stock, the expected volatility used is based on volatility of a group of similar public companies over a period equivalent to the expected term of awards granted. In evaluating similarity, we considered factors such as industry, stage of life cycle and size. We did not rely on implied volatilities of traded options in our peers’ common stock because the volume of activity was low. We intend to continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free interest rate. The risk-free interest rate is based on zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•	Expected dividend yield. We have never declared or paid any dividends and do not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero.

•	Expected term. We derived the expected term using the “simplified” method (the expected term is determined as the average of the time-to-vesting and the contractual life of the options), as we have limited historical information to develop expectations about future exercise patterns and post vesting employment termination behavior. Expected term for non-employee awards is based on the remaining contractual term of an option on each measurement date.

•

Forfeitures. We estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting award forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed in “— Common Stock Valuations” below.

For a discussion of the weighted-average assumptions used to estimate the fair value of options granted, see the notes to our consolidated financial statements appearing elsewhere in this prospectus.

Common Stock Valuations

The fair value of the shares of common stock underlying our stock awards has been determined by our board of directors with input from management and third-party valuations. Given the absence of a public trading market for our common stock, and in the absence of recent arm’s-length cash sales transactions of our common stock with independent third parties, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at the time of grant a number of objective and subjective factors, including:

•	independent third-party valuations of our common stock;

•	the progress of our research and development activities;

•	our operating and financial performance, including our levels of available capital resources;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	the achievement of milestones, including our progress in clinical trials and potential collaborations with partners;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or merger or acquisition of our company, given prevailing market and biotechnology sector conditions;

•	the illiquidity of our securities by virtue of being a private company;

•	business risks; and

•	U.S. and global capital market conditions.

The independent third-party valuations used the probability-weighted expected return method, or PWERM, approach to allocate our equity value to our common stock. The PWERM approach employs various market, income, or cost approach calculations depending on the likelihood of various liquidation scenarios. The income approach estimates value based on the expectation of future cash flows that we will generate over the forecast horizon and a terminal value at the end of the forecast horizon. These future cash flows and terminal value are discounted to their present values using a discount rate derived from an analysis of the cost of capital for other companies in a similar stage of development as of each valuation date. The market comparable approach estimates value based on a comparison of our company to comparable public companies in a similar industry, stage of life cycle and size. From the comparable companies, a representative market value multiple is determined which is applied to our historical and projected results of operations to estimate the value of our company. The estimated equity value is then allocated to determine the estimated value of common stock. In addition, we also considered an appropriate discount adjustment to the value of common stock to reflect the lack of marketability of the common stock of a privately-held entity. Enterprise values utilizing the PWERM approach were calculated based on two scenarios, an IPO exit scenario and a staying private scenario. Each value was weighted based on the probability of each event’s occurrence to arrive at an indicated enterprise value. In estimating the value of our common stock, management estimated a term for each of the IPO or the staying private scenarios.

Following the completion of this offering, the fair value of our common stock will be determined by our board of directors by reference to the closing sales price of a share of our common stock on the date of grant as reported on the NASDAQ Global Market.

The following table sets forth our total stock-based compensation expense for awards granted in 2013 and 2014 (in thousands):

	Year Ended December 31,
	2013	2014
	(in thousands)

Research and development	$72	$457
General and administrative	—	248

Total	$72	$705

As of December 31, 2013, there was no unrecognized stock-based compensation expense related to equity awards as all awards were fully vested. As of December 31, 2014, there was $2.6 million of unrecognized stock-based compensation expense related to equity awards that is expected to be recognized over a weighted-average period of 5.9 years.

Based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, the intrinsic value of stock options outstanding at              was $            , of which $             and $             was related to stock options that were vested and unvested, respectively, at that date.

Income Tax

We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. We periodically evaluate the positive and negative evidence bearing upon realizability of our deferred tax assets. Based upon the weight of available evidence, which includes our historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we maintained a full valuation allowance on the net deferred tax assets as of December 31, 2013 and 2014 of approximately $1.5 million and $2.7 million, respectively. We intend to maintain a full valuation allowance on the federal, state and foreign deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

As of December 31, 2014, we had net operating loss, or NOL, carryforwards of $5.1 million available to offset future tax liabilities. If not utilized, the federal and state NOL carryforwards will begin to expire in various years beginning in 2029. As of December 31, 2014 we had research credit carryforwards of $62 thousand available to offset future tax liabilities, which expire starting in 2029.

Under Section 382 of the Code, our ability to utilize NOL carryforwards or other tax attributes such as research tax credits, in any taxable year may be limited if we have experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50% in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. We may experience ownership changes as a result of our proposed initial public offering, future offerings or other changes in the ownership of our stock. As a result, the amount of the NOL carryforwards and research and credit carryforwards presented in our consolidated financial statements could be limited and may expire unutilized.

We record unrecognized tax benefits as liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. Our policy is to recognize interest and penalties related to income taxes as a component of income tax expense. No interest and penalties related to income taxes have been recognized in the statements of operations and comprehensive loss in 2013 and 2014.

JOBS Act Accounting Election

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Account Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASU 2014-09 provides that an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. This new guidance must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. This update will be effective for us retrospectively beginning in the first quarter of fiscal 2017 with early adoption not permitted. We are currently evaluating the methods of adoption and assessing the impact of this standard on our operations.

In May 2014, the FASB issued ASU No. 2014-10, Development Stage Entities (Topic 915) (ASU 2014-10), which removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities under U.S. GAAP. This eliminated the requirement for the company to (i) present inception-to-date information in the statements of income, cash flows and shareholder equity, (ii) label the financial statements as those of a development stage entity, (iii) disclose a description of the development stage activities in which the entity is engaged, and (iv) disclose the first year in which the entity is no longer a development stage entity that in prior years it have been in the development stage. This amendment should be applied retrospectively for annual reporting periods beginning after December 15, 2014, though early application is permitted for any annual reporting periods for which the entity’s financial statements have not yet been issued. We have adopted early application and reflected it in our consolidated financial statements.

BUSINESS

Overview

We are a clinical-stage gene therapy company developing a pipeline of novel product candidates for the treatment of multiple oncological indications. Our gene therapy and oncolytic viral technologies are directed against important therapeutic targets in oncology that are not fully addressed by existing small molecule cancer therapies. We are employing these technologies to develop two lead product candidates, Ad-p53 and Ad-IL24. Our Ad-p53 product candidate is a genetically modified adenovirus designed to deliver the normal p53 tumor suppressor gene, which targets fundamental molecular defects present in multiple types of cancers. Our Ad-IL24 product candidate is a genetically engineered adenovirus modified to deliver the tumor suppressor gene interleukin-24, or IL24, which has tumor suppressor activities similar to p53 and certain immunostimulatory properties. Each of these product candidates has completed Phase 1 clinical trials as a monotherapy, and we plan to advance both product candidates into Phase 1/2 clinical trials that include a randomized, controlled portion in combination with standard cancer therapies. We believe our product candidates have the potential to address unmet medical needs of cancer patients.

In normal human cells, tumor suppressor genes express tumor suppressor proteins that inhibit the formation and growth of tumors. These tumor suppressor functions are often defective in the cells of cancer patients. Tumor suppressors are complex structures that directly or indirectly modulate, in some cases, over one hundred genes, and in other cases, over one thousand genes, many of which have cancer therapeutic properties. Because of these complex properties, it is difficult for existing small molecule cancer therapies to fully restore normal tumor suppressor functions in cells with defective tumor suppressors. We believe our Ad-p53 and Ad-IL24 product candidates are better suited to restore tumor suppressor function than small molecule drugs that have more limited mechanisms of action.

Our gene therapy and oncolytic viral technologies utilize three different genetically engineered viral platforms: adenovirus, or Ad, herpes simplex virus, or HSV, and vaccinia virus, or VV. When we engineer our viruses to deliver functional copies of therapeutic genes into tumor cells, we refer to them as viral vectors. For example, our lead product candidates, Ad-p53 and Ad-IL24, utilize the adenovirus viral vector. When we engineer our viruses to selectively infect, replicate in and kill cancer cells, we refer to them as oncolytic viruses. The adenovirus Ad-VirRx 007 product candidate is an oncolytic virus being developed through VirRx, Inc., our 50%-owned non-consolidated subsidiary.

Our Ad-p53 product candidate, which was acquired from Introgen Therapeutics, Inc. and its affiliate, or Introgen, and MD Anderson Cancer Center, is being developed for the treatment of liver metastases from colorectal cancer. According to the latest data from National Cancer Institute Surveillance, Epidemiology and End Results Program, or SEER, colorectal cancer is the second most common cause of cancer death in the United States, with over 136,000 new cases and 50,000 deaths estimated in 2014. Abnormalities of the p53 tumor suppressor gene are a fundamental molecular defect present in multiple types of cancer. Preclinical and early-stage clinical data have shown promising results for adenoviral p53 for the treatment of liver metastases from colorectal cancer in combination with chemotherapy. In addition, biomarkers that we believe can help identify the patients most likely to benefit from Ad-p53 treatment were identified in a Phase 3 clinical trial conducted by Introgen. We have submitted an Ad-p53 investigational new drug application, or IND, to the U.S. Food and Drug Administration, or the FDA. Our IND for Ad-p53 for the treatment of liver metastases from colorectal cancer became effective in February 2015 and incorporates pre-clinical and clinical data from the INDs filed by Introgen Therapeutics, Inc., and its affiliate, or Introgen. We plan to conduct a Phase 1/2 clinical trial employing these p53 biomarkers with a Phase 1 safety “run-in” portion to confirm the maximum tolerated dose, or MTD, followed by a Phase 2 randomized, controlled portion that will evaluate the safety and efficacy of Ad-p53 in combination with chemotherapy in patients with liver metastases from colorectal cancer. The entry criteria for the trial will include disease that is unresectable, or unlikely to be cured by surgical removal, in patients who have progressed despite standard treatments and have favorable tumor p53 biomarker profiles for Ad-p53 treatment efficacy. It is our intention to conduct the Phase 2 portion with an adaptive design that permits increasing the number of patients treated during the trial based on interim results. This will allow us to adjust the trial size to increase the statistical power so that the results may support product registration, should sufficient safety and efficacy be demonstrated. However, the FDA or other regulatory authorities may require us to conduct additional clinical trials to obtain marketing approvals.

Our Ad-IL24 product candidate, which was acquired from Introgen and Columbia University, is being developed for the treatment of squamous cell carcinoma of the head and neck, or SCCHN. According to a 2008 study from the World Health Organization’s International Agency for Research on Cancer, there are approximately 560,000 new cases of head and neck cancer diagnosed and 300,000 deaths worldwide each year. According to the National Cancer Institute SEER database, in 2014 about 55,000 individuals in the United States were diagnosed with oral cavity, pharyngeal, and laryngeal cancers in 2014, which make up the majority of SCCHN, with approximately 12,000 dying from the disease. Patients with recurrent SCCHN have limited effective therapeutic options. Our Ad-IL24 product candidate employs a genetically modified adenovirus to deliver the IL24 gene into tumor cells. Ad-IL24 has both tumor suppressor and systemic immunomodulatory therapeutic effects, and is designed to have multiple modes of action that enhance its efficacy and sensitize tumors to multiple standard cancer therapies without increasing their toxicities. In preclinical studies, Ad-IL24 has inhibited tumor growth in a wide variety of cancers and has selectively killed tumor cells. In addition to its tumor suppressor mechanisms, IL24 is also an immunostimulatory cytokine that can induce potent anti-tumor immunity. Recent drug approvals, such as Yervoy, marketed by Bristol-Myers Squibb Company, and Keytruda, marketed by Merck & Co., Inc., underscore the growing interest in immunotherapies for cancer treatment. Preclinical and early-stage clinical data indicate the potential for Ad-IL24 to treat a number of different malignancies, including SCCHN. We received clearance from the FDA to initiate clinical studies under our IND for Ad-IL24 in November of 2014. We plan to conduct a Phase 1/2 clinical trial composed of a Phase 1 safety “run-in” portion to confirm the MTD, followed by a Phase 2 randomized, controlled portion. It is our intention to conduct the Phase 2 portion with an adaptive design that permits increasing the number of patients treated during the trial based on interim results. This adaptive design will allow us to adjust the trial size to increase the statistical power so that the results may support product registration, should sufficient safety and efficacy be demonstrated. However, the FDA or other regulatory authorities may require us to conduct additional clinical trials to obtain marketing approvals.

In addition to our Ad-p53 and Ad-IL24 product candidates, we are also developing a pipeline of other product candidates composed of additional viruses and therapeutic genes. The oncolytic adenovirus VirRx 007, has been engineered to overexpress the adenoviral death protein, or ADP, which increases the ability of Ad-VirRx 007 to kill tumor cells. Our herpes simplex virus product candidate, HSV-Rb-p450, aims to selectively kill tumors with retinoblastoma, or p16/Rb, tumor suppressor pathway abnormalities, as such pathways are consistently abnormal in cancer cells. As with p53, p16/Rb defects have not been shown to be amenable to restoration by conventional small molecule drugs, but can be targeted by our gene therapy and oncolytic viral platforms. The Ad-VirRx 007 and HSV-Rb-p450 product candidates are in Phase 1 clinical trials as a monotherapy. The IND for VirRx’s Ad-VirRx 007 product candidate became effective in January 2013, and the Phase 1 clinical trial for our HSV-Rb-p450 product candidate was initiated in July 2014 after the IND became effective. We have also acquired vaccinia viruses which express cancer therapeutic genes, including the p53 and Rb tumor suppressors and the immunotherapeutic genes interleukin-2, or IL2, and interleukin-12, or IL12. Furthermore, preclinical studies have demonstrated synergies when multiple viruses and multiple genes are used for cancer treatment, indicating the potential for greater efficacy when our technologies are combined. Each of our gene therapy and oncolytic viral technologies is capable of delivering immunostimulatory genes with the potential to enhance the effects of currently approved immunotherapies.

Our senior management team has significant experience in the successful development of innovative therapeutic technologies and cancer treatments. Our Chief Executive Officer, Dr. Robert E. Sobol, was a co-founder of Idec Pharmaceuticals Corp., which merged with Biogen to form Biogen Idec Inc., and he is internationally recognized as a leader in the field of biological cancer therapies. Dr. Sobol is also the Chief Executive Officer of VirRx. We were founded in 2009 with the goal of realizing the significant therapeutic potential of the multiple gene therapy and oncolytic viral technologies. Our activities to date have primarily consisted of licensing multiple viral and gene therapy technologies and advancing our product candidates towards regulatory approval.

Our Strategy

Our goal is to use our innovative gene therapy and oncolytic viral technologies to produce novel cancer treatments to address unmet medical needs of cancer patients. The key characteristics of our product candidates and approach are as follows:

•	Our product candidates target fundamental molecular defects present in multiple types of cancers.

•

Our gene augmentation tumor suppressor therapies target tumor suppressors that are known to directly or indirectly modulate, in some cases, over one hundred genes and, in other cases, over one thousand genes, and we believe our Ad-p53 and Ad-IL24 product candidates are better suited to restore tumor suppressor function than small molecule drugs that have more limited mechanisms of action.

•

Our Ad-p53 and Ad-IL24 product candidates have broad mechanisms of action that have been shown in preclinical studies to inhibit tumor growth, kill cancer cells, enhance anti-tumor immunity, decrease tumor blood supply and sensitize tumors to conventional chemotherapy and radiation treatments.

•

For our lead product candidates, Ad-p53 and Ad-IL24, we plan to conduct Phase 1/2 clinical trials composed of Phase 1 safety “run-in” portions, followed by proposed Phase 2 randomized, controlled portions. We intend to conduct the Phase 2 portions with adaptive designs that will allow us to adjust the trial size to increase the statistical power so that the results may support product registration, should sufficient safety and efficacy be demonstrated. However, the FDA or other regulatory authorities may require us to conduct additional clinical trials including Phase 3 trials, to obtain marketing approval.

•

Our product candidate pipeline is composed of multiple genetically engineered viruses that have demonstrated synergies in preclinical studies when combined with each other or with existing cancer therapies.

•	Our senior management team has significant experience in the successful development of innovative therapeutic technologies and cancer treatments.

Background

Gene Therapy to Correct Molecular Defects in Tumor Suppressors

The term gene therapy describes any procedure intended to treat or alleviate disease by genetically modifying the cells of a patient. A major motivation for gene therapy has been the need to develop novel therapies to correct abnormalities of large, complex molecules like tumor suppressors that cannot be as effectively treated by conventional small molecule drugs.

The Complexity of Tumor Suppressors Defies Replacement by Conventional Drug Therapy

Tumor suppressors possess a broad scope of action, which enables them to directly and indirectly modulate thousands of genes. These naturally occurring molecules mediate tumor suppression through multiple molecular pathways and have been shown to inhibit tumor growth, kill tumor cells, decrease tumor blood supply, induce anti-tumor immunity and enhance the efficacy of conventional cancer therapies.

Abnormalities in the p53 tumor suppressor gene is a fundamental molecular defect present in multiple types of cancer. p53’s large and complex molecular structure allows it to modulate over one thousand genes, many of which have cancer therapeutic properties. p53’s normal function requires that four p53 monomers, which are single protein molecules, combine to form a complex functional tetramer structure which is comprised of four monomers that binds to DNA. As illustrated below, small molecule drugs are a fraction of the size and complexity of p53 and have not been shown to be capable of reproducing p53’s complex anti-tumor effects.

Our gene therapy approach is designed to overcome the limitations of small molecule drugs by delivering copies of the normal gene into the patients’ tumor cells using viral vectors, thereby potentially restoring each of the tumor suppressor’s many mechanisms of action. In the case of p53, this results in higher than normal levels of the p53 monomers, which then combine to form higher levels of functional p53 tetramers, as illustrated below.

Gene Therapy to Restore Tumor Suppressor Function

We refer to the form of gene therapy illustrated above as gene augmentation therapy. Our gene augmentation approach obtains its therapeutic effect by delivering higher than normal numbers of the therapeutic gene into the patients’ cells, which results in higher than normal levels of the therapeutic protein product without permanently altering the patients’ genome. We believe the process of permanently correcting a patient’s abnormal genes, known as “gene editing,” is too inefficient to be a practical cancer treatment with presently available methods.

The Fundamental Role of Tumor Suppressors and Their Powerful Mechanisms of Action

Abnormalities of the p53 tumor suppressor gene are among the most frequent molecular defects common to all types of cancer. p53 is discussed by over 70,000 published studies in the U.S. National Library of Medicine. IL24 has similar tumor suppressor functions as p53, with additional immunotherapeutic properties. Multiple studies support the broad and powerful scope of p53 and IL24’s mechanisms of action that modulate the expression of over hundreds to thousands of genes. These include genes related to cellular proliferation, negative regulation of tumor growth and direct tumor cell killing. The illustration below summarizes the mechanisms of action of our tumor suppressor therapies.

Multiple Mechanisms of Tumor Suppressors

Tumor suppressors have been shown to inhibit tumor growth, kill tumor cells, decrease tumor blood supply, induce anti-tumor immunity and enhance the efficacy of conventional cancer therapies.

Our Gene Therapy and Oncolytic Viral Technologies

We currently use three different viral platforms in our development programs: adenovirus, or Ad, herpes simplex virus, or HSV, and vaccinia virus, or VV. Our two lead product candidates, Ad-p53 and Ad-IL24, employ the adenovirus gene therapy platform. Modifications have been made to our viral platforms over many years to produce systems that we believe have favorable efficacy and safety profiles for use in humans. The side effects of viral gene therapies do not typically overlap with those of commonly used cancer treatments, such as chemotherapy, radiation and monoclonal-antibody immunotherapy, which we believe will permit combination treatments with existing therapies.

We believe our gene therapy and oncolytic viral technologies have demonstrated the following characteristics beneficial for the development of cancer therapeutics:

•	high efficiencies of tumor cell infection;

•	high levels of therapeutic gene expression;

•	ability to deliver multiple therapeutic genes;

•	preferential killing of tumor cells; and

•	negligible integration into host DNA.

The key features and advantages of our viral platforms are discussed below.

Adenovirus Platform

Adenoviruses have a high infection efficiency for cancer cells and can express therapeutic genes at high levels. Adenoviruses do not typically integrate into the host DNA, which reduces the risk of permanent disruptions to normal gene function. Adenoviruses have sufficient capacity to deliver multiple therapeutic genes. Certain of our adenovirus technologies were licensed from the MD Anderson Cancer Center, including those that are utilized in our Ad-p53 and Ad-IL24 product candidates. We also license certain of our adenovirus technologies, including technology that is utilized in our Ad-IL24 product candidate, from Columbia University. VirRx has licensed the VirRx 007 technology that is utilized in the Ad-VirRx 007 product candidate from Saint Louis University.

Herpes Simplex Virus Platform

Herpes viruses are capable of accommodating more therapeutic genes than adenoviruses. In addition, our herpes simplex virus platform has been genetically engineered to selectively kill tumor cells that harbor common tumor suppressor defects found in many cancers. Herpes simplex viruses also have high infection efficiency for cancer cells, can express therapeutic genes at high levels and also do not typically integrate into the host genome. Our herpes simplex virus technologies are the subject of an option to exclusively license such technologies from Massachusetts General Hospital, which technologies are utilized in our HSV-Rb-p450 product candidate.

Vaccinia Virus Platform

Vaccinia viruses have similar attractive features for cancer therapeutics shared by adenoviruses and herpes viruses. Vaccinia viruses have a large genome capable of accommodating multiple genes that can be expressed simultaneously. Vaccinia viruses are also able to infect tumors efficiently, express high levels of the inserted therapeutic genes and do not typically integrate into host DNA.

All of our viral platforms can be engineered to replicate preferentially in tumor cells, resulting in selective tumor cell killing. Each of these viruses uses different receptors to infect tumor cells and have complementary molecular mechanisms of action. Preclinical studies have shown that certain of these viruses may have potent synergies when combined. Certain of our vaccinia virus technologies are the subject of an option to exclusively license the technologies from Queen Mary University of London. Other vaccinia virus technologies have been purchased from Loma Linda University. Our own vaccinia virus technologies are utilized in our VV-IL12 product candidate.

The Importance of Routes of Administration to Increase Bioavailability

Previous studies have suggested that different routes of administration may affect the bioavailability and efficacy of gene therapies depending on whether the protein expressed by the gene therapy is secreted by cells. For example, for gene therapies that express proteins which are not secreted, such as p53, bioavailability is increased by intra-arterial administration compared to intra-tumoral delivery. This property for non-secreted gene products was observed in previous studies, where expression of the non-secreted gene product was limited to the area adjacent to the needle track following intra-tumoral injection. By contrast, increased bioavailability with expression throughout the tumor was observed following intra-arterial administration.

Consistent with animal studies, our analysis of a third-party clinical trial conducted by an academic researcher showed statistically significant increases in complete response rate and overall survival, or OS, for adenoviral p53 treatment administered intra-arterially compared to intra-tumoral administration. We believe these results demonstrate the increased bioavailability and efficacy of intra-arterial adenoviral

p53 treatment and that intra-arterial gene therapy may be a more efficacious administration method for gene therapy products targeting proteins that are not secreted, such as p53. These principles of adenoviral gene therapy administration are illustrated below. In the left panel of the figure, an engrafted human tumor was treated with an adenovirus gene therapy expressing a non-secreted protein and its bioavailability was limited to only a small portion of the tumor along the needle track of the intra-tumoral injection. In contrast, as shown in the right panel of the figure, higher bioavailability throughout the tumor nodules was observed following intra-arterial injection of an adenoviral gene therapy in an animal model of liver tumors.

In contrast, gene therapy products that express secreted proteins, such as IL24, have high bioavailability following intra-tumoral administration. For example, as illustrated below, high bioavailability of IL24 throughout the tumor following a single intra-tumoral injection of Ad-IL24 was demonstrated in a clinical trial of head and neck cancer patients. We believe these results demonstrate high bioavailability following intra-tumoral Ad-IL24 treatment and that intra-tumoral administration may be employed to deliver gene therapy products that target secreted proteins such as IL24.

Our Product Candidates

We are developing therapies for the treatment of multiple oncological indications. A summary of the status of our product candidate pipeline is illustrated below.

(1)	Ad-IL24 is being developed by MDA7, Inc., our 85%-owned consolidated subsidiary.
(2)	Ad-VirRx 007 is being developed by VirRx, our 50%-owned non-consolidated subsidiary.

Each of our two lead product candidates, Ad-p53 and Ad-IL24, has completed Phase 1 trials as a monotherapy. We submitted INDs for Ad-p53 in February 2014 and Ad-IL24 in April 2013 to the FDA. Our INDs incorporate clinical trials conducted by the MD Anderson Cancer Center for Ad-p53 in head and neck cancer, clinical trials conducted by the Mary Crowley Cancer Research Center for Ad-IL24 in solid tumors and Ad-p53 and Ad-IL24 head and neck cancer clinical trials, which were sponsored by Introgen. We also rely upon adenoviral p53 intra-arterial clinical trial data generated by the Schering-Plough Corporation for our Ad-p53 product candidate and clinical trial data for Ad-VirRx 007 in solid tumors that are sponsored by VirRx, our 50%-owned non-consolidated subsidiary. Our IND for Ad-p53 became effective in February 2015. We plan to advance the development of these treatments in combination with chemotherapy in Phase 1/2 clinical trials with Phase 1 safety “run-in” portions followed by Phase 2 randomized, controlled portions. It is our intention to conduct the Phase 2 portions with adaptive designs that permit increasing the number of patients treated during the trial based on interim results. This will allow us to adjust the trial size to increase the statistical power so that the results may support product registration, should sufficient safety and efficacy be demonstrated. However, the FDA or other regulatory authorities may require us to conduct additional clinical trials, including Phase 3 trials, to obtain marketing approvals. The Ad-VirRx 007 and HSV-Rb-p450 product candidates have begun Phase 1 trials as monotherapies while our VV-IL12 product candidate is in the preclinical stage of development.

Ad-p53 Development Program

Our Ad-p53 product candidate is being developed for the treatment of liver metastases from colorectal cancer. Ad-p53 employs a genetically engineered adenovirus to deliver the normal p53 tumor suppressor gene to patients’ tumor cells.

Metastatic Colorectal Cancer Market Background

According to the latest National Cancer Institute SEER data, colorectal cancer is the second most common cause of cancer death in the United States with over 136,000 new cases and 50,000 deaths estimated in 2014. Patients with metastatic colorectal cancer, including those with liver metastases, are treated with a variety of chemotherapeutic and targeted agents. Typically, metastatic colorectal cancer patients initially receive therapies including fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy, anti-vascular endothelial growth factor therapy, and anti-epidermal growth factor receptor therapy. Patients whose tumors have progressed notwithstanding these therapies typically have a median survival of five to six months. New treatment methods are being sought to improve outcomes for these patients. For example, the small-molecule multi-kinase inhibitor regorafenib (Stivarga), which was approved by the FDA in 2012, demonstrated a modest improvement in median survival in a randomized, controlled clinical trial. In this trial, the median survival was 6.4 months for patients treated with regorafenib compared with 5.0 months for best supportive care. However, regorafenib is associated with hepatic and hemorrhagic toxicities that can be severe and sometimes fatal. In addition, regorafenib is also associated with a high incidence (~70%) of dermatological side effects. Patients who have exhausted known effective treatment options have unmet medical needs and are managed with supportive care or experimental therapies.

Ad-p53 in Combination with Chemotherapy for Liver Metastases from Colorectal Cancer

Preclinical and clinical data have shown promising results for adenoviral p53 treatment of liver metastases from colorectal cancer in combination with chemotherapy. Our Ad-p53 IND includes preclinical and clinical data obtained with two similar adenoviral p53 product candidates derived from the same basic adenoviral vector and containing identical p53 gene sequences. In addition to data obtained with our Ad-p53 product candidate, our IND contains preclinical and clinical data licensed from Merck for a similar adenoviral p53 product candidate called SCH 58500. Promising results were obtained in a randomized, controlled Phase 2 trial of SCH 58500 in combination with fluoropyrimidine chemotherapy. FDA approved fluoropyrimidine chemotherapies include FUDR for intra-arterial administration, 5-FU for intravenous administration, and capecitabine for oral administration. We acquired the IND and data related to SCH 58500 from Merck. Our IND for Ad-p53 in connection with chemotherapy for liver metastases from colorectal cancer became effective in February 2015 and incorporates the Merck data for SCH 58500.

As illustrated below, there was a statistically significant increase in overall survival for the patients treated with adenoviral p53 SCH 58500 in combination with chemotherapy compared to patients treated with chemotherapy alone. In this trial, patients treated with adenoviral p53 in combination with chemotherapy had a median survival of 18 months compared with 10 months for patients treated with chemotherapy alone, with a p-value of 0.0030 (p-values equal to or less than 0.05 are generally considered statistically significant). The p-value or probability value is a measure of statistical significance reflecting the likelihood that an observed result occurred by chance. Regulatory agencies generally consider a p-value less than or equal to 0.05 to be statistically significant. In this study, the “p” values were statistical calculations to determine whether the effects of SCH 58500 in combination with fluoropyrimidine chemotherapy (FUDR) were significant in comparison to fluoropyrimidine chemotherapy (FUDR) alone based on pre-specified statistical targets.

We intend to build on the adenoviral p53 SCH 58500 trial results with our Ad-p53 development program. Patients in our planned clinical trials will have liver metastases from colorectal cancer and minimal extrahepatic metastases that have progressed on approved therapies. The randomized, controlled Phase 2 portion of our planned trial will compare treatment with intra-arterial Ad-p53 fluoropyrimidine chemotherapy compared to fluoropyrimidine chemotherapy (capecitabine) alone.

We have performed our own analysis of preclinical and clinical data evaluating adenoviral p53 in the treatment of head and neck, hepatocellular, lung and colorectal cancers, and based on our analysis we believe the data demonstrates increased survival in multiple tumor types consistent with that of the adenoviral p53 SCH 58500 trial.

Ad-p53 Preclinical Studies

Consistent with the clinical data shown in the Merck SCH 58500 trial, in vivo preclinical studies performed in animal colorectal cancer tumor models also demonstrated synergy of our Ad-p53 with fluoropyrimidine chemotherapy (5-FU). As illustrated below, there was a reduction in tumor growth for tumors treated with Ad-p53 in combination with fluoropyrimidine chemotherapy (5-FU) compared with the control treatment groups.

Synergy of our Ad-p53 and 5-FU on Tumor Inhibition in Mice with Human Colorectal Tumors

Mice with human colorectal cancer tumors received fluoropyrimidine chemotherapy (5-FU) (~100 mg/kg) intraperitoneally on days 1 and 15. Our Ad-p53 or a control adenovirus not containing p53 was administered on days 1, 3, 6 and 15. The tumors were measured repeatedly over a 30-day observation period and the size of the tumors was compared between the treatment groups. As illustrated above, mice treated with Ad-p53 in combination with fluoropyrimidine chemotherapy (5-FU) exhibited a statistically significant decrease in tumor growth compared to those treated with either agent alone with a p-value less than 0.05 (p-values equal to or less than 0.05 are generally considered statistically significant).

Consistent with the results noted above, in vitro testing of human tumor cells conducted by academic investigators combining a similar adenoviral p53 with chemotherapies demonstrated synergistic tumor cell killing. In this testing, synergistic activity is defined as results which demonstrated greater tumor cell killing for the combined treatments with 5-FU, irinotecan, and platinum with adenoviral p53 that exceeded the sum of tumor cell killing observed for the individual treatments of either 5-FU, irinotecan, or platinum with adenoviral p53.

Biomarkers Predict Ad-p53 Efficacy

We have identified biomarkers predictive of Ad-p53 gene therapy efficacy. As illustrated below, p53’s functional structure is a tetramer composed of four monomers of p53. If just one p53 monomer in the tetramer is mutated, the entire tetramer may be inactivated. Patients with favorable tumor p53 profiles have low levels of mutated p53. As illustrated below, in these patients, Ad-p53 gene therapy results in a surplus of normal p53 monomers that combine to form higher than normal levels of functional p53 tetramers. Favorable tumor p53 biomarker profiles have been found in approximately 75% of colorectal cancer patients.

In contrast, tumor p53 biomarker profiles unfavorable for p53 gene therapy efficacy, which have been found in approximately 25% of colorectal cancer patients, have a high level of expression of mutated p53. As illustrated above, this results in the formation of more p53 tetramers containing at least one mutated p53 monomer, which makes the p53 tetramer non-functional.

Data from 116 patients from multiple clinical trials with recurrent SCCHN treated with adenoviral p53 as monotherapy were aggregated and evaluated for the p53 biomarker. This meta-analysis showed statistically significant increases in tumor growth control responses following intra-tumoral administration of adenoviral p53 for patients with favorable tumor p53 biomarker profiles compared with those with unfavorable tumor p53 biomarker profiles. Consistent with the tumor response data, statistically significant increases in time to progression and survival following Ad-p53 gene therapy were also observed in patients with favorable tumor p53 biomarker profiles compared to unfavorable tumor p53 biomarker profiles. There was a statistically significant increase in survival following Ad-p53 gene therapy for patients with favorable tumor p53 biomarker profiles compared with those with unfavorable tumor p53 biomarker profiles. In a Phase 3 trial, median survival for the group with favorable tumor p53 biomarker profiles was 7.2 months compared to 2.7 months for the group with unfavorable tumor p53 biomarker profiles. This comparison achieved a p-value of less than 0.0001, which is considered statistically significant. In contrast to the Ad-p53 treatment group, the favorable tumor p53 biomarker profiles in this Phase 3 trial did not predict tumor response, time to progression, or survival outcomes in the control group treated with the chemotherapeutic agent methotrexate. The statistically significant correlation of these p53 biomarker profiles with Ad-p53 efficacy outcomes were observed in multiple studies conducted independently of each other with different personnel, methodologies, criteria and protocols. Based on this analysis, we believe these findings indicate that these tumor p53 biomarker profiles are predictive of p53 gene therapy efficacy and that they are not general prognostic markers for other treatments.

In a 33-patient Phase 1 clinical trial conducted at the MD Anderson Cancer Center with results that were evaluable for efficacy in 17 patients with unresectable tumors, reductions in tumor size or stable disease of at least 3.5 months duration were observed in approximately 50% of SCCHN patients following Ad-p53 treatment. Two of these patients had reductions in tumor volume of greater than 50%, and one resectable patient had a complete response verified by the absence of tumor microscopically following surgical resection of the treatment area. The image below shows a greater than 50% decrease in tumor volume in one of these patients. The p53 tumor biomarker data from this trial was included in the larger evaluation of tumor p53 biomarkers from multiple SCCHN studies summarized above.

In multiple clinical trials, Ad-p53 was well tolerated. The most frequent adverse events recorded in these trials were those typically observed with adenoviral therapies, including fever, chills, flu-like symptoms, increased pulse rate, and local injection site pain, edema and inflammation.

Clinical Development Plan for Ad-p53

We have designed a Phase 1/2 clinical trial composed of a Phase 1 safety “run-in” portion to confirm the MTD, followed by a proposed Phase 2 randomized, controlled portion that will continue to evaluate the safety and will also evaluate the efficacy of Ad-p53 in combination with capecitabine in patients with liver metastases from colorectal cancer. The entry criteria for the trial will include disease that is unresectable, or unlikely to be cured by surgical removal, in patients who have progressed despite standard treatments and have favorable tumor p53 biomarker profiles for Ad-p53 treatment efficacy.

The first portion of the planned clinical trial will be used to confirm the MTD of Ad-p53 administered intra-arterially. Because Ad-p53 is injected intra-arterially, the trial will not be blinded. This Phase 1 safety “run-in” portion of the trial will employ a standard dose-escalation design to monitor for dose-limiting toxicities. It will include patients who will receive Ad-p53 in combination with capecitabine. The primary objective is to evaluate safety and tolerability, and the secondary objective is a preliminary assessment of efficacy.

The proposed Phase 2 randomized, controlled portion of the trial will use the MTD confirmed in the Phase 1 portion to further explore efficacy and additional safety metrics. We anticipate this controlled, two-arm trial will enroll between 150 and 500 patients, with an expected size of 310 patients with favorable tumor p53 biomarker profiles randomized in a 1:1 ratio to receive Ad-p53 in combination with capecitabine or capecitabine alone. The primary endpoint will be OS, and secondary endpoints will include progression-free survival, or PFS, overall response rate, response duration, and safety and tolerability. The Phase 2 randomized, controlled portion is expected to commence upon completion of the Phase 1 safety “run-in” portion, and to incorporate an adaptive design that may increase or decrease the actual number of patients that will actually be enrolled. We also plan to develop a companion diagnostic to identify patients with favorable tumor p53 biomarker profiles.

We may develop Ad-p53 for the treatment of additional metastatic cancers in the future.

Ad-p53 Commercial Plan

We currently plan to commercialize Ad-p53 independently if we obtain marketing approval for Ad-p53 in the United States. If we near regulatory approval, we intend to begin preliminary preparations for a potential product launch in the United States, including commissioning a third-party pricing and reimbursement study, and market research studies directed at key opinion leaders. We have not entered into any arrangements granting commercialization rights to Ad-p53 to third parties.

Ad-IL24 Development Program

Our other lead product candidate, Ad-IL24, is being developed for the treatment of SCCHN. Ad-IL24 is a genetically modified adenovirus that delivers functional copies of the IL24 gene into tumor cells. IL24 abnormalities have been identified in numerous cancers, and the presence of higher than normal levels of the IL24 gene results in high levels of IL24 protein expression. IL24, which has tumor suppressor and immunostimulatory effects, is able to suppress cancer cells when p16/Rb and p53 are abnormal, indicating a differentiated mechanism of action relative to these other tumor suppressors. Multiple mechanisms of tumor suppression have been reported for IL24, including cell cycle arrest, cell death, anti-angiogenesis, and immunomodulation. In addition to localized tumor-specific effects, Ad-IL24 induces systemic anti-tumor immune responses. Preclinical studies indicate a synergistic effect between Ad-IL24 and treatment with chemotherapy or radiation.

SCCHN Market Background

Head and neck cancer describes a range of biologically similar tumors that begin in the squamous cells lining mucosal surfaces inside the head and neck, including the lip, oral cavity, nasal cavity, larynx, pharynx, and paranasal sinuses. According to multiple studies, more than 90% of head and neck cancers are SCCHN.

According to the World Health Organization’s International Agency for Research on Cancer, there are approximately 560,000 new cases of head and neck cancer diagnosed and 300,000 deaths worldwide each year. The National Cancer Institute SEER database also estimates that in 2014 about 55,000 individuals in the United States were diagnosed with oral cavity, pharyngeal, and laryngeal cancers, which make up the majority of SCCHN with approximately 12,000 dying from the disease.

The primary ways in which patients are initially treated for head and neck cancer include surgery, radiation, and platinum-based chemotherapy. Patients with recurrent disease are also retreated with platinum-based chemotherapy and have unmet medical needs as they become resistant to existing treatments. Molecular defects in the tumor suppressors p53 and p16/Rb are common to many cancers, including SCCHN, and contribute to tumor progression and treatment resistance. Since IL24’s mechanisms of action remain effective in the presence p53 and p16/Rb defects, and since Ad-IL24 has demonstrated efficacy in many tumors with p53 and/or p16/Rb abnormalities, we believe Ad-IL24 will provide a desirable treatment option in patients with p53 and/or p16/Rb abnormalities. We believe Ad-IL24’s potential enhancement of radiation treatment and its reversal of resistance to platinum-based chemotherapy are well suited to address unmet medical needs of SCCHN patients by decreasing recurrence rates and improving OS and PFS.

Ad-IL24 in Combination with Chemotherapy for Head and Neck Cancer

Ad-IL24 is an adenovirus engineered to deliver the IL24 gene to tumor cells that we are developing through our 85%-owned subsidiary, MDA7, Inc., or MDA7. Our Chief Executive Officer, Dr. Robert E.

Sobol, is the Chief Executive Officer and sole director of MDA7. Preclinical and early-stage clinical data indicate potential for Ad-IL24 to treat a number of different malignancies. Preclinical studies also indicate a potential synergistic effect between Ad-IL24 and treatment with chemotherapy or radiation. Our IND for Ad-IL24 for recurrent SCCHN was submitted to the FDA in April 2013.

Clinical Data of Ad-IL24

A Phase 1 trial examined Ad-IL24 therapy in 25 patients with a variety of solid tumors, and evidence of clinical activity was found in 44% of tumors treated with repeat injections of Ad-IL24. In addition, an open-label Phase 1 trial was conducted testing Ad-IL24 in combination with radiation therapy in 10 patients with unresectable, locally advanced SCCHN. Tumor growth control (stable disease or reductions in tumor size) was observed in 100% of patients, with 70% of patients demonstrating 30% or greater reductions in tumor size.

Phase 1 Trial Evaluating Ad-IL24 as a Monotherapy for the Treatment of Solid Tumors

Twenty-five patients with various tumor types including breast, colon, adrenal, transitional cell carcinoma, SCCHN, melanoma, and large cell lymphoma who had been heavily pre-treated were enrolled in a Phase 1 trial to evaluate the safety and efficacy of Ad-IL24. To evaluate the effects of Ad-IL24, some patients’ tumors were treated and then resected one to four days after injection for comparison with pre-treatment biopsies. Notably, the pre-treated samples did not contain IL24, while the post-treatment samples revealed IL24 protein expression. Ad-IL24 induced apoptosis in all of the 22 evaluable tumors tested in the trial. There was a statistically significant correlation with a p-value less than 0.01 between IL24 expression and tumor cell killing (apoptosis) which peaked on day 4 post treatment as illustrated below.

Patients in the eighth and highest-dose cohort of the trial, all of whom were heavily pre-treated, received injections of Ad-IL24 twice a week for three weeks. Five patients completed at least one cycle of treatment. All patients in this cohort had progressed on multiple prior therapies. Two of five patients in this group demonstrated a clinically significant response to Ad-IL24 treatment. One patient experienced a complete response of the injected lesion and one patient experienced a partial response, with a partial response defined by Response Evaluation Criteria in Solid Tumors, or RECIST, criteria as a minimum 30% reduction in the diameter of the treated tumor.

The treatment was well tolerated, and no dose-limiting toxicity was observed. The most frequent adverse events recorded in the trial were those typically observed with adenoviral therapies, including fever, chills, flu-like symptoms, increased pulse rate, local injection site edema, inflammation and pain. There was one grade 3 serious adverse event involving fatigue in the eighth and highest-dose cohort that was possibly related to Ad-IL24. The affected patient was removed from the study.

Phase 1 Trial in Unresectable, Locally Advanced SCCHN

A 10-patient, open-label trial divided patients with advanced, unresectable SCCHN into three cohorts who were treated with increasing doses of Ad-IL24 in combination with radiation. Radiation was administered each weekday for up to seven weeks according to established practices. Ad-IL24 was administered to three cohorts of patients once a week, on days 1, 14, and 21 of each 28-day cycle. Endpoints for the trial were OS, PFS, tumor response, and various measures of safety and tolerability.

Results from the trial indicate that the overall response rate was 70%, with four patients experiencing complete responses and three experiencing partial responses. The remaining three patients had stable disease, resulting in a 100% disease control rate as illustrated below.

There was a dose-dependent response to treatment with Ad-IL24. As shown in the Kaplan-Meier curves below, there was an increase in OS for patients receiving higher doses of Ad-IL24 compared to those receiving the lowest dose.

The observed adverse events in the trial were those typically associated with adenoviral therapies, including transient fever, chills, flu-like symptoms and injection site pain. Other common adverse events in this trial were those typically associated with radiation treatment such as mucositis and lymphopenia. Adverse events were more common at higher doses. There was one serious adverse event reported in the third highest-dose cohort that was possibly related to Ad-IL24. The patient complained of chest pains, being clammy and shortness of breath; which are possible symptoms of a cardiac condition called unstable angina. The event occurred 3 days after the 6th intra-tumoral injection of Ad-IL24. The investigator considered the event possibly related to Ad-IL24 administration. However, the patient had a prior history of cardiac disease. The patient’s clinical records were independently assessed by a cardiologist who reported that the records did not support the diagnosis of unstable angina. This patient’s treatment with Ad-IL24 was discontinued while their radiation treatment was completed.

Preclinical Data of Ad-IL24

Our preclinical data has shown Ad-IL24 induces apoptosis and suppresses tumor growth, especially in combination with conventional treatments like chemotherapy and radiation. Importantly, the action of Ad-IL24 is selective for tumor cells and does not permanently affect the function of healthy, normal cells. Preclinical data support the potential of Ad-IL24 in respiratory tract cancers, where significant inhibition was observed for mice carrying human tumors treated with Ad-IL24 compared to mice not receiving Ad-IL24 treatment.

Ad-IL24 Enhancement of Platinum-Based Chemotherapy

As illustrated below, the enhancing effect of Ad-IL24 on cisplatin is observed in tumor cells that are resistant to cisplatin, which is one of the most commonly utilized chemotherapeutic agents. Treatment in vitro with cisplatin, or CDDP in the graphic below, alone killed only approximately 5% of the tumor cells, while Ad-IL24 plus cisplatin induced significant and synergistic activity killing approximately 87% of the tumor cells. Thus, Ad-IL24 effectively restored chemosensitivity to tumors that had been resistant to cisplatin. Cells treated with phosphate buffered saline, or PBS (salted water), served as the “no effect” or negative control, and PBS provided essentially no tumor cell killing. This data supports the proposed use of Ad-IL24 in recurrent SCCHN tumors where most patients have previously received cisplatin treatment.

Ad-IL24 Enhancement of Radiation

As illustrated below, treatment with Ad-IL24 has been shown to enhance the effects of radiation therapy, or XRT in the graphic below, in human tumor animal models.

In this preclinical study, human tumors growing in mice were treated with radiation therapy alone, Ad-IL24 alone or the combination of Ad-IL24 and radiation therapy. When the tumors reached approximately 100 mm3 in size, intra-tumoral treatment injections were started every other day for a total of three injections. Tumors injected with PBS served as the “no effect” or negative control. Another negative control was provided by tumors injected with an adenovirus containing a non-therapeutic gene, or Ad-luc, with no effect on cancer cells. As shown in the illustration above, combination treatment with both Ad-IL24 and radiation therapy produced the best result, causing the tumors to regress to pretreatment size, a statistically significant improvement compared to either treatment alone.

These preclinical results are consistent with the efficacy observations in the Phase 1 trial of Ad-IL24 combined with radiation therapy in patients with advanced head and neck cancer described above.

Immunomodulatory Effects of IL24

In addition to its local tumor suppressor functions, IL24 is an immunostimulatory cytokine that induces anti-tumor immunity. A series of experiments has been conducted that document the beneficial effects of Ad-IL24 on the immune system and its ability to induce systemic tumor suppression through immunomodulation.

As illustrated below, Ad-IL24 produced statistically significant anti-tumor effects in immune-competent C3H mice compared with immune-incompetent nude mice. In this tumor vaccine model, tumor growth was compared between untreated control cells, tumor cells infected with Ad-IL24 and tumor cells infected with Ad-luc, an adenovirus expressing a non-therapeutic gene. Production of IL24 by the tumor cells completely inhibited tumor growth in the immune-competent mice that responded to the IL24-mediated stimulation of their fully functional immune systems. In contrast, the immune-incompetent mice that have a greatly impaired immune system could only partially respond to the IL24 produced by the tumor cells. There was no significant inhibition of tumor growth in the control and Ad-luc treatment groups.

Importantly, while Ad-IL24 inhibited tumor growth in both types of mice, Ad-IL24 treatment in the normal immune-competent mice resulted in essentially no tumor growth, and these animals were cured. In contrast, while Ad-IL24 therapy delayed tumor growth in the immune-incompetent mice, they were not cured by this treatment. Overall, these results demonstrate that Ad-IL24 has beneficial immunomodulatory effects and that a functioning immune system significantly contributes to the activity of Ad-IL24.

Ad-IL24 Enhancement of Anti-Angiogenic Bevacizumab (Avastin) Treatment

Among Ad-IL24’s tumor suppressor functions is its ability to inhibit the expression of growth factors required for tumor blood vessel formation. This process is termed anti-angiogenesis. The drug bevacizumab, marketed as Avastin by Genentech USA, Inc., is another anti-angiogenic agent which blocks the activity of the expressed blood vessel growth factors termed vascular endothelial growth factor, or VEGF. Experiments in animal models using human tumors document the enhanced effects of Ad-IL24 when combined with Avastin. As illustrated below, Ad-IL24 combined with Avastin resulted in statistically significant anti-tumor effects with greater reduction in tumor growth compared to either treatment alone, untreated control cells, and tumor cells infected with Ad-luc, an adenovirus expressing a non-therapeutic gene.

These results are consistent with the complementary mechanisms of Ad-IL24 and Avastin anti-angiogenesis, while Ad-IL24 suppresses the expression of VEGF, Avastin inhibits expressed VEGF. We believe these combined mechanisms provide for greater anti-angiogenic effects and statistically significant suppression of tumor growth.

Planned Clinical Development Plan for Ad-IL24

Our clinical development plan for Ad-IL24 is supported by both the clinical and the preclinical studies summarized above. We plan to conduct a Phase 1/2 clinical trial composed of a Phase 1 safety “run-in” portion to confirm the MTD, followed by a Phase 2 randomized, controlled portion that will evaluate the safety and efficacy of Ad-IL24 in combination with chemotherapy in patients with recurrent unresectable SCCHN.

The first portion of the planned clinical trial will be a safety “run-in” portion to confirm the MTD of Ad-IL24 administered in combination with chemotherapy and will employ a standard dose-escalation design to monitor for dose-limiting toxicities. The primary objective will be to evaluate safety, tolerability and OS, and the secondary objective will be a preliminary assessment of efficacy.

The proposed Phase 2 randomized, controlled trial will use the MTD to explore the efficacy and additional safety metrics of Ad-IL24 in combination with cisplatin/paclitaxel versus cisplatin/paclitaxel alone. Because Ad-IL24 is injected intra-tumorally, the trial will not be blinded. We anticipate this controlled, two-arm trial will have 250 patients randomized in a 1:1 ratio to receive Ad-IL24 in combination with cisplatin/paclitaxel chemotherapy or cisplatin/paclitaxel chemotherapy alone. The Phase 2 randomized, controlled portion is expected to initiate upon completion of the Phase 1 safety “run-in” portion, and to incorporate an adaptive design that may increase or decrease the actual number of patients to be enrolled. The primary endpoint will be OS, while secondary endpoints will include PFS, overall response rate, response duration, and safety and tolerability.

We may develop Ad-IL24 for the treatment of additional oncology indications such as primary liver and lung cancers in the future.

Ad-IL24 Commercial Plan

We currently plan to commercialize Ad-IL24 independently if we obtain marketing approval for Ad-IL24 in the United States. If we near regulatory approval, we intend to begin preliminary preparations for a potential launch in the United States, including commissioning a third-party pricing and reimbursement study, and market research studies directed at key opinion leaders. We have not entered into any arrangements granting commercialization rights to Ad-IL24 to third parties.

Oncolytic Virotherapy

In addition to gene augmentation, we are also developing another form of virus-based therapeutics called oncolytic virotherapy. Oncolytic viruses are genetically engineered to kill cancer cells by preferentially replicating in tumor cells where they may also express therapeutic genes that cause tumor cell death, as illustrated below.

The table below lists our and VirRx’s oncolytic virotherapy product candidates and their viral families.

Viral Family	Product Candidate
Adenovirus (Ad)	Ad-VirRx 007
Herpes Simplex Virus (HSV)	HSV-Rb-p450
Vaccinia Virus (VV)	VV-IL12

In addition, we are engaged in research and development efforts to develop new cancer treatments incorporating combinations of multiple viruses or multiple genes with the ultimate goal of creating multiviral cancer therapeutics.

Ad-VirRx 007 Development Program

Ad-VirRx 007 is an adenovirus-based product candidate that we are developing through our 50%-owned non-consolidated subsidiary, VirRx. Our Chief Executive Officer, Dr. Robert E. Sobol, is also the Chief Executive Officer of VirRx, and two of our directors, Paul Quadros and William P. Wells, are directors of VirRx. Ad-VirRx 007 has been engineered to overexpress ADP, which increases the ability of Ad-VirRx 007 to kill tumor cells. Tumor cells often have defects in the interferon response pathway, which normally guards cells against viral attacks, and these defects allow Ad-VirRx 007 to specifically replicate in tumors. The overexpression of ADP also facilitates more efficient tumor cell lysis and release of new adenoviruses from infected cancer cells. New viruses then spread within the tumor and repeat the cycle. A schematic of the Ad-VirRx 007 life cycle within a tumor cells is illustrated below, showing the initial infection, replication, cell lysis, and virus release.

Ad-VirRx 007 Clinical Trial

VirRx has begun Phase 1 clinical trial testing of Ad-VirRx 007 in patients with solid tumors. Our IND for Ad-VirRx 007 intra-tumoral injection became effective in January 2013. The trial is a dose-escalation study to determine the MTD of Ad-VirRx 007 administered by intra-tumoral injection.

We have treated three patients to date in the first, lowest-dose group. All of the initial patients had advanced head and neck cancer and had received prior therapies. The response data indicates that intra-tumoral Ad-VirRx 007 had a tumor-reducing or stabilizing effect locally. Reductions in tumor size were observed for the Ad-VirRx 007-injected tumors in two of the three patients, with concurrent progression of the patients’ untreated tumors.

With respect to safety, side effects consistent with other adenoviral treatments were observed, including fever and flu-like symptoms.

VirRx plans to treat additional patients in this clinical trial, evaluating the safety and efficacy of Ad-VirRx 007 at higher doses.

Preclinical Studies of Ad-VirRx 007

Ad-VirRx 007 Enhancement with Chemotherapy

As illustrated below, treatment with Ad-VirRx 007 in an animal model has demonstrated enhanced effects when used in conjunction cyclophosphamide, or CP, which is a commonly utilized chemotherapeutic agent. In this animal study of renal cancer, treatment with Ad-VirRx 007 alone had superior anti-tumor activity compared to the tested dose of CP alone. Importantly, the combination of Ad-VirRx 007 and CP demonstrated a statistically significant improvement in efficacy compared to either treatment alone with a p-value less than 0.005.

In the study illustrated above, tumor growth was compared between different therapies. Combined Ad-VirRx 007 and CP treatment resulted in statistically significant inhibition of tumor growth compared to either Ad-VirRx 007 alone (p-value equals 0.001) or CP treatment alone (p-value less than 0.005) or in the control tumors that did not receive either Ad-VirRx 007 or CP (p-value less than 0.005). Tumors were injected on days 0, 1, 2, 4, 5, and 6 with Ad-VirRx 007. CP treatment was given twice a week. In the control tumor group and the group treated with CP alone there was no effect on tumor growth. Ad-VirRx 007 treatment significantly reduced tumor growth, which was further enhanced when combined with CP. These findings demonstrate the enhanced effects of combined Ad-VirRx 007 and CP treatment.

Ad-VirRx 007 Enhancement of Radiation

As illustrated below, treatment with Ad-VirRx 007 has been shown to enhance the effects of radiation therapy in the same animal tumor model of renal cancer. In this animal study, treatment with Ad-VirRx 007 alone or radiation therapy alone had similar anti-tumor effects. Importantly, the combination of Ad-VirRx 007 and radiation therapy demonstrated statistically significant improvement in efficacy compared to either treatment alone.

We believe these preclinical results demonstrating the enhancement of conventional chemotherapy and radiation by Ad-VirRx 007 will support future clinical testing of these combination treatments.

Enhancement of Immune Checkpoint Inhibitor Treatment by Oncolytic Adenoviruses

Recent advances in immunology have identified molecules that keep immune responses from becoming directed against normal tissue. These molecules are called immune checkpoint molecules. Tumors also express these immune checkpoint molecules which protect the tumors from destruction by anti-tumor immune responses. Immune checkpoint inhibitors are currently being developed and being employed in the immunotherapy of cancer. For example, anti-CTLA4, or Yervoy marketed by Bristol-Myers Squibb is an immune checkpoint inhibitor approved for the treatment of melanoma.

Oncolytic adenoviruses have been shown in pre-clinical models to have anti-tumor activity in a melanoma model resistant to anti-CTLA4 immune checkpoint inhibitor therapy. As illustrated below, animals treated with the combination of the oncolytic adenovirus Ad-TAV-19k and anti-CTLA4 had increased survival compared to the immune checkpoint inhibitor anti-CTLA4 alone.

We may evaluate our oncolytic adenoviral product candidate Ad-VirRx 007 in combination with immune checkpoint inhibitors as a potential therapy for cancer in the future.

Herpes Simplex Virus-Rb-p450 (HSV-Rb-p450) Development Program

HSV-Rb-p450 is a herpes simplex virus-based product candidate which has been genetically engineered to replicate selectively in tumor cells that have defective p16/Rb tumor suppressor gene pathway defects. Similar to p53, abnormalities of the p16/Rb gene pathway represent fundamental molecular defects commonly found in many cancers. HSV-Rb-p450 was genetically engineered to replicate and preferentially destroy tumor cells with p16/Rb tumor suppressor defects. This is accomplished by removing a gene called ribonucleotide reductase from the HSV-Rb-p450 virus. Without this gene, HSV-Rb-p450 replication in human cells is inhibited. However, tumor cells with defects in p16/Rb cause overexpression of the human ribonucleotide reductase gene, which replaces the function of the deleted viral reductase gene, permitting selective replication and killing of tumor cells with p16/Rb defects.

HSV-Rb-p450 was also engineered to express the human gene called cytochrome p450 that converts the inactive form of the cancer chemotherapy CP to its active metabolite. This results in substantially increased concentrations of the active form of CP selectively at tumor sites, enhancing the efficacy of this chemotherapy. Furthermore, HSV-Rb-p450 carries the native herpes simplex virus thymidine kinase gene, which converts the non-toxic prodrug ganciclovir, or GCV, into apoptotic metabolites selectively at tumor sites. HSV-Rb-p450 has three modes of genetically engineered, tumor-selective killing:

•	Viral replication and oncolysis in tumors with p16/Rb defects

•	Cytochrome p450 gene-mediated enhancement of CP chemotherapy

•	Thymidine kinase gene conversion of GCV to toxic metabolites

Preclinical Studies of HSV-Rb-p450

The illustration below documents the synergistic apoptosis of these combined genetic modifications of HSV-Rb-p450. Viral replication and oncolysis are complemented by the addition of CP and GCV treatments to produce statistically significant increases in therapeutic efficacy.

In the study illustrated above, tumor growth was compared between different treatments composed of the virus HSV-Rb-p450, CP, and GCV. Tumors were injected on days 1, 3, 5, and 7 with virus, CP or the no-treatment saline control. GCV was administered on days 11 to 21. The combination of HSV-Rb-p450, CP and GCV produced the highest levels of tumor growth inhibition.

Clinical Development of HSV-Rb-p450

A Phase 1 clinical trial has been initiated in patients with liver metastases from colorectal cancer, an indication known to have a high frequency of p16/Rb pathway defects. After the IND became effective, the HSV-Rb-p450 Phase 1 clinical trial was initiated in July 2014.

Future Directions — Our Novel Multiple Gene/Multiple Virus Cancer Treatment Paradigm

Beyond the single virus, single gene therapies described above, our development plans include a vision for a more powerful approach using multiple viruses and multiple genes for cancer therapeutics.

Preclinical Studies of Multi-Gene Therapy

The results of the preclinical animal study illustrated below demonstrate the increased efficacy of gene therapies employing multiple genes compared with single genes. There was a statistically significant decrease in tumor growth after treatment with vaccinia viruses expressing three therapeutic genes compared to viruses expressing fewer or no therapeutic genes.

In the study illustrated above, different vaccinia virus vectors were compared. Tumors injected with saline served as the “no effect” or negative control. Tumors in the rVV4 and rVV2 groups were injected with recombinant vaccinia virus, or rVV, vectors that contained non-therapeutic genes with no effect on the cancer cells (negative controls), while rVV-2-12 contained the IL2 and IL12 genes, and rVV-p53 contained the p53 tumor suppressor gene. There was statistically significant tumor growth inhibition for treatment with the combination of vaccinia virus vectors expressing the multiple p53, IL2, and IL12 genes compared to those expressing fewer genes or the negative control groups. The results of this preclinical animal study demonstrate the increased efficacy of multi-gene treatments.

Preclinical Studies of Multi-Virus Therapy

Our promising approach to enhance therapeutic efficacy by combining multiple virus therapies is demonstrated in the preclinical animal tumor study results illustrated below. In this study, treatment with a replication-competent adenovirus, similar to VirRx’s Ad-VirRx 007 product candidate, followed by treatment with a replicating vaccinia virus resulted in a statistically significant decrease in tumor growth compared with treatments with either virus alone.

In the study illustrated above, tumor growth inhibition was evaluated for therapies composed of the adenovirus and/or the vaccinia virus in various combinations. Tumors injected with the control PBS served as the “no effect” or negative control. Tumors in the group labeled Ad5x6 were injected with adenovirus six times on days 0, 2, 4, 6, 8, and 10. Tumors in the group labeled VVx6 were injected with vaccinia virus six times on days 0, 2, 4, 6, 8, and 10. Tumors in the group labeled Ad5x3+VVx3 were first injected with adenovirus three times on days 0, 2, and 4, then with vaccinia virus three times on days 6, 8, and 10. Tumors in the group labeled Ad5x3+VVx3 were first injected with vaccinia virus three times on days 0, 2, and 4, then with adenovirus three times on days 6, 8, and 10. Tumors injected first with adenovirus followed by vaccinia virus, the VVx3+Ad5x3 group, had statistically superior results with a p-value less than 0.001. This multi-viral treatment completely eliminated the tumors in five out of eight animals (62.5%) and significantly inhibited tumor growth in the remaining three animals. In contrast, none of the other therapies demonstrated complete inhibition of tumor growth. The results of this preclinical animal study demonstrate the increased efficacy of multi-viral treatments compared to therapies involving only a single virus.

Manufacturing

Our gene therapy approach involves use of multiple viral platforms, including adenovirus, herpes simplex virus and vaccinia virus.

Our Ad-p53 and Ad-IL24 and VirRx’s Ad-VirRx 007 programs employ engineered adenovirus vectors that are manufactured using a process based upon the use of suspension cell culture for the amplification and manufacture of these adenovirus vectors. This “suspension process” utilizes the Wave Bioreactor

System and cells adapted to suspension culture in a protein-free medium and is free from all animal-sourced components such as bovine serum albumin. The current scale of manufacture utilizes a 100-liter working volume bioreactor as the viral amplification vessel. The output of this bioreactor is purified using traditional filtration and chromatography techniques, resulting in a highly purified final adenovirus product. Adenovirus vectors manufactured using these processes have been reviewed by the FDA and used in multiple clinical trials. We have transferred the suspension process to a contract manufacturer to accommodate future demand for our product candidates. We believe our team of technical personnel has the manufacturing, analytical and quality experience as well as strong project management discipline to effectively oversee these contract manufacturing and testing activities, to manufacture the products and to compile manufacturing and quality information for our regulatory submissions.

We believe that our adenovirus vector manufacturing processes utilize operations and equipment that are commonly used in the biotechnology and pharmaceutical industries. In the future, we anticipate using our adenovirus production system and suspension process to generate additional product candidates, employing additional tumor suppressor, immunostimulatory and other therapeutic genes. The modular nature of our adenovirus cloning method and manufacturing processes may facilitate the rapid development of new product candidates. We believe that the manufacturing methods we employ for the adenovirus are adaptable for the industrial manufacture of other viral vectors including our herpes simplex virus and vaccinia virus, which may also be manufactured by third-party contract manufacturing organizations.

Research and Development

Conducting research and development is central to our business model. We have invested, and expect to continue to invest, significant time and capital in our research and development operations. Our research and development expenses were $0.6 million for 2013 and $1.7 million for 2014. We plan to increase our research and development expenses for the foreseeable future as we plan to advance the development of Ad-p53 and Ad-IL24 in combination with chemotherapy in Phase 1/2 clinical trials.

Intellectual Property

Our intellectual property represents an essential element of the value of our business. We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets and on know-how, continuing technological innovation and licensing opportunities to develop, strengthen and maintain our proprietary position in the field of gene therapy. We additionally rely on regulatory protection afforded through data exclusivity, market exclusivity, and patent term extensions where available.

We have filed or licensed numerous patents and patent applications and possess substantial know-how and trade secrets relating to the development, manufacture and commercialization of gene therapy products. As of February 28, 2015, we own or have licensed from academic institutions and third parties 100 issued or allowed patents and 14 pending patent applications with claims directed to compositions and methods relating to our Ad-p53 and Ad-IL24 product candidates and other aspects of our business. Patents are allowed or issued in 27 jurisdictions, including the United States, much of Europe, China and Japan. Patent applications are pending in 8 jurisdictions, including the United States, China, and the European Union, which conveys the right to validate in a number of European states upon a determination of allowable subject matter. Of the 100 issued or allowed patents, we own 9. Of the 14 pending applications, we own 9. The remainder of our patent portfolio is licensed. See the section below titled “— License Agreements.”

Our patent portfolio relating to our Ad-p53 product candidate, including both company owned and licensed patents and applications, includes 42 issued or allowed patents and 8 pending patent applications with issued and pending claims directed to Ad-p53 constructs, methods relating to use of p53 in cancer treatment and their use in combination with p53 companion diagnostic assays. These patents, or any patents issuing from any of these pending patent applications, are expected to expire, excluding possible patent extensions under the Hatch-Waxman Act or international patent term extension laws, as indicated: U.S. patents, between May 2015 and May 2021; a U.S. application, if issued, in January 2029 without patent term adjustment; international patents, between November 2016 and January 2029; similarly, international applications, if issued, will expire January 2029.

Our patent portfolio relating to our Ad-IL24 product candidate, including both company IP and licensed IP from Columbia University, described below, includes 38 patents and 6 pending patent applications with issued and pending claims directed to Ad-IL24 constructs, and methods relating to IL24 in cancer treatment These patents, or any patents issuing from any of these pending patent applications, are expected to expire, excluding possible patent extensions under the Hatch-Waxman Act or international patent term extension laws, on various dates: U.S. patents, between August 2016 and March 2026; international patents, between August 2017 and 2026 (month to be determined), and international application, between March 2024 and February 2026. Our licensed intellectual property is described in the section below titled “— License Agreements.”

We also own or have licensed 20 patents, relating to other aspects of our technology, including adenovirus vectors generally, and other cancer treatments that are expected to expire between July 2015 and August 2024.

The term of individual patents depends upon the laws relating to patent terms in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over a related patent. The term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration of a U.S. patent as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

Independent of patent term, the right to enforce claims of a patent may be lost if maintenance fees are not timely paid. Maintenance fees in the United States are due within 6 months of the fourth, eighth, and twelfth year following issuance of a patent.

We rely, in some circumstances, on trade secrets to protect our confidential and proprietary information. However, trade secrets can be difficult to protect and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our intellectual property position, like that of many biotechnology companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. With respect to both owned and licensed intellectual property, we cannot be sure that patents will be granted with respect to any pending patent applications or with respect to any patent applications filed in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us.

Our success will also depend in part on our ability to commercialize our product candidates without infringing the proprietary rights of others. We have not conducted extensive freedom of use patent searches and no assurance can be given that patents do not exist or could not be filed which would have an adverse effect on our ability to market our product candidates or maintain our competitive position with respect to our product candidates. If our product candidates or other subject matter are or become encumbered by existing or future U.S. or other foreign third-party patents or are otherwise protected by third-party proprietary rights, we may be subject to infringement actions. In such event, we may challenge the validity of such patents or other proprietary rights or we may be required to obtain licenses from such companies in order to develop, manufacture or market our technology. There can be no assurances that we would be able to obtain such licenses or that such licenses, if available, could be obtained on commercially reasonable terms. Furthermore, the failure to either develop a commercially viable alternative or obtain such licenses could result in delays in marketing or the inability to proceed with the development, manufacture or sale of products requiring such licenses, which could have a material adverse effect on our business, financial condition and results of operations. If we defend ourselves against claims of patent infringement or seek to protect our proprietary rights against third parties, substantial costs will be incurred regardless of whether we are successful. Such proceedings are typically protracted with no certainty of success. An adverse outcome could subject us to significant liabilities to third parties and force us to curtail or cease our research and development efforts.

Asset Purchase Agreement

Introgen Therapeutic, Inc. and Introgen Technical Services, Inc.

In October 2009, pursuant to the bankruptcy proceedings of Introgen Therapeutic, Inc., and its affiliate, Introgen Technical Services, Inc., collectively Introgen, Pope purchased all rights to certain therapeutic patents and related biological materials formerly owned by Introgen, or the Introgen Assets, and acquired certain contracts between Introgen companies and various universities and private parties. The purchase price for the Introgen Assets consisted of a one-time payment of $1.0 million and a series of contingent milestone payments payable based upon certain future revenue generated from the Introgen Assets. In November 2009, Pope subsequently transferred the Introgen Assets to us in exchange for a promissory note in the amount of $1.1 million and the assumption of all of the obligations of Pope associated with the Introgen Assets, including obligations to pay the contingent milestone payments.

The Introgen Assets we acquired as a result of these transfers include certain patents and intellectual property related to our Ad-p53 and Ad-IL24 product candidates including patents related to p53 and patents and patent applications related to IL24, and a 49% ownership interest in VirRx (which we increased to 50% in 2012). In addition, we acquired certain contracts and licenses between Introgen and various universities and private parties, certain personal property including vials of Introgen’s adenoviral p53 product candidate, also known as Advexin, and Introgen’s adenoviral-IL24 product candidate, also known as Ad-MDA7, and certain other assets related to the intellectual property and personal property transferred. Some of the transferred contracts and licenses have been amended and extended, and others have been terminated.

Upon commercialization of our Ad-p53, Ad-IL24 and/or Ad-VirRx 007 product candidates, we are contractually obligated to make milestone payments to Introgen in an amount of $5 million when revenue generated from the Introgen Assets first exceed $50 million, an additional $5 million when such revenues first exceed $100 million, and an final $20 million when such revenues first exceed $500 million.

License Agreements

MD Anderson Cancer Center

In November 2009, we acquired Introgen’s rights and obligations under an exclusive license agreement with the Board of Regents of the University of Texas Systems and The University of Texas MD Anderson Cancer Center, or the MD Anderson Agreement, entered into in July 1994, as amended. Under the MD Anderson Agreement, we obtained exclusive, worldwide rights to certain MD Anderson Cancer Center patents and applications pertaining to p53 gene therapy including the first right (but not the obligation) to enforce such patents without requiring MD Anderson Cancer Center’s consent. Additionally, we obtained non-exclusive rights to technical information, know-how, biological materials, methods, formula and other non-patented technology of MD Anderson Cancer Center related to the licensed patents and applications.

Upon commercialization of our products covered by the licensed intellectual property, which we expect would include our Ad-p53 product candidate, we will be obligated to pay MD Anderson Cancer Center a low single digit royalty on net sales of any such product in any particular country for the life of any patents covering the product in the country of sale or the life of patents covering the product in the United States, Japan and certain European countries, whichever is longer.

Starting in July 1999, MD Anderson Cancer Center may terminate the exclusivity of the license granted to us in any country in the world if we cannot demonstrate within six months of receiving notice from MD Anderson Cancer Center that we are using commercially reasonable efforts to commercialize a licensed product in such country and we fail to cure such default within six months. We may demonstrate that we are using reasonable efforts to meet the market demand worldwide if we have an active and ongoing program directed toward the development, marketing or sublicensing of a licensed product in the United States, Japan or Europe.

Absent early termination, the MD Anderson Agreement will expire upon the expiration of all issued patents and filed patent applications within the licensed patent rights. Upon expiration of the MD Anderson Agreement, the license grant to us will become fully paid-up and non-exclusive. The longest-lived patent rights licensed to us under the MD Anderson Agreement are currently expected to expire on March 27, 2026.

We may unilaterally terminate the MD Anderson Agreement at any time after 60 days prior notice. MD Anderson Cancer Center may terminate the agreement in the event we breach any payment obligation or we engage in the unauthorized use of the MD Anderson Cancer Center name which remains uncured after 30 days of receiving written notice of such breach or upon any other breach which remains uncured after 90 days of receiving written notice of such breach. MD Anderson Cancer Center may terminate the agreement in the event we become subject of a voluntary or involuntary petition in bankruptcy.

Columbia University

In November 2009, we acquired Introgen’s rights and obligations under an exclusive license agreement with the Trustees of Columbia University, or Columbia, entered into in July 1999, or the Columbia Agreement. The Columbia Agreement was amended in 2000, 2001 and 2011. Under the Columbia

Agreement, we obtained exclusive, worldwide rights to certain patents and applications pertaining to the MDA-7 gene for use in gene therapy applications, excluding prophylactic uses, such uses including the first right (but not the obligation) to enforce such patents without Columbia’s consent. The Columbia licensed patent portfolio includes at least 27 U.S. and foreign patents and has no pending patent applications. Additionally, we obtained exclusive rights to technical information, know-how, biological materials, methods, formula and other non-patented technology of Columbia related to the licensed patents.

Pursuant to the 2011 amendment, all of the development milestones to which we were obligated were deleted in their entirety from the agreement. Additionally, we agreed with Columbia to form a subsidiary corporation which we have named MDA7, Inc. This subsidiary is owned 85% by us and 15% by Columbia. MDA7, Inc. been funded primarily by us. Pursuant to the 2011 amendment between us and Columbia, any funding of the Ad-IL24 program will be dilutive to a stockholder who does not participate in the funding on a pro rata basis. Future funding to further develop the Ad-IL24 program will be required. We anticipate participating in such funding in an amount at least equal to our pro rata percentage. Under the 2011 amendment, MDA7, Inc. is obligated to use commercially reasonable efforts to develop and/or commercialize at least one licensed product under the Columbia Agreement.

In addition to payments already made to Columbia prior to the 2011 amendment, upon commercialization of our products covered by the licensed intellectual property, which we expect would include our Ad-IL24 product candidate, we will be obligated to pay Columbia tiered royalties on net sales of all products commercialized by us or our sublicensees under the agreement at percentages ranging in the mid-single digits depending on the aggregate annual net sales for the life of any patents covering the product and up to $1,000,000 upon the first achievement of a specified commercial milestone, if any. The royalties payable to Columbia are subject to a reasonable allocation reduction for any third-party payments required to be made.

We may unilaterally terminate the license agreement at any time. Either party may terminate the agreement in the event of breach by the other party which remains uncured after 90 days of receiving written notice of such breach. Either party may terminate the license agreement in the event the other party becomes subject of a voluntary or involuntary petition in bankruptcy which remains uncured after 60 days of receiving written notice of such breach.

Absent early termination, the agreement will automatically terminate upon the expiration of all issued patents and filed patent applications within the patent rights covered by the agreement. The license grant ceases in connection with any such termination. The longest-lived patent rights licensed to us under the agreement may expire in 2017, with one potential foreign patent that may expire as late as 2024.

Merck

In August 2012, we entered into a non-exclusive license, or the Merck Agreement, with Merck Sharp & Dohme Corp., or Merck, pursuant to which we obtained a non-exclusive license to certain clinical data generated by Merck in its Phase 2 studies with its adenoviral p53 product candidate, SCH 58500, for use in our IND applications for our Ad-p53 product or other relevant products for the purpose of obtaining acceptance of such data for such product.

Merck will be paid $50,000 upon the first acceptance of the clinical data licensed from Merck by a regulatory authority. In addition, upon commercialization of each of our products in which the IND for such product included clinical data licensed from Merck, we will be obligated to pay Merck a low single digit royalty on net sales for 15 years from first commercial sale of such product within a country.

Either party may terminate the Merck Agreement in the event of the other party’s material breach which remains uncured after 30 days of receiving written notice of such breach or in the event the other party become subject of a voluntary or involuntary petition in bankruptcy and such petition is not dismissed with prejudice within 90 days after filing. Additionally, we may terminate the Merck Agreement if regulatory authorities do not accept the data licensed from Merck in support of a Phase 2 clinical trial, or otherwise upon 90 days written notice to Merck.

Absent early termination, the agreement will automatically terminate upon the expiration of all royalty obligations under the agreement.

Option and Other Agreements

Saint Louis University

In October 2001, our 50%-owned non-consolidated subsidiary VirRx entered into an exclusive license and license option agreement with Saint Louis University, or Saint Louis, which was amended in 2012. Under this agreement, or the Saint Louis Agreement, VirRx obtained exclusive, worldwide rights under certain patents and applications owned by Saint Louis pertaining to oncolytic viruses, such rights including the first right (but not the obligation) to enforce such patents without Saint Louis’s consent. The Saint Louis licensed patent portfolio includes at least eight U.S. and foreign patents and has no pending applications. Additionally, VirRx obtained exclusive rights to technical information, know-how, biological materials, methods, formula and other non-patented technology of Saint Louis related to the licensed patents. VirRx also obtained an exclusive option to obtain an exclusive license under any future patent rights, technology, know-how and biological materials developed by Dr. William Wold at Saint Louis with U.S. government or non-profit research funding. Each such option will expire 12 months after the date the applicable patent is filed.

We own 50% of VirRx, which has been funded primarily by government grants. Pursuant to our agreement with VirRx, any funding of VirRx by some of its stockholders will be dilutive to any stockholder who does not participate in the funding on a pro rata basis. Future funding of VirRx to further develop the Ad-VirRx 007 program will be required. We anticipate participating in such funding in an amount at least equal to our pro rata percentage ownership interest in VirRx.

VirRx is required to use all reasonable efforts and diligence to develop licensed products and introduce them into the commercial market. VirRx has an obligation to report to Saint Louis on certain development, regulatory and commercial progress related to development, regulatory approvals and commercialization.

Upon commercialization of VirRx products covered by the licensed intellectual property, which we expect would include VirRx’s Ad-VirRx 007 product candidate, VirRx will be obligated to pay Saint Louis a percentage of net sales of licensed products sold as a royalty for the life of any patents covering the product. This royalty is in the mid-single digits. Additionally, VirRx is obligated to pay Saint Louis a percentage of earned royalties we receive from sublicensees on the net sale of the licensed products. This royalty is in the mid-twenties. The royalties payable to Saint Louis are subject to a reasonable reduction for certain third-party payments required to be made.

VirRx may unilaterally terminate the license agreement at any time after 60 days prior notice. Saint Louis may terminate the agreement in the event of a material breach by VirRx which remains uncured after 60 days of receiving written notice of such breach.

Absent early termination, the agreement will automatically terminate upon the expiration of all issued patents and filed patent applications within the patent rights covered by the agreement. The license grant ceases in connection with any such termination. The longest-lived patent rights licensed under the agreement are currently expected to expire in July 2019.

Massachusetts General Hospital

In May 2013, we entered into an exclusive option agreement, or the Mass General Agreement, with the General Hospital Corporation, d/b/a Massachusetts General Hospital, under which we obtained the exclusive option to negotiate a worldwide, royalty-bearing license under certain of Massachusetts General Hospital’s patent rights covered by the agreement. The Mass General Agreement was amended on November 26, 2014 to extend the option period until May 28, 2015. Our evaluation of the technology during the exclusive option period will focus upon two herpes viral vectors developed by Massachusetts General Hospital in combination with certain genes, other viral vectors and cancer therapies in tumor models. During the exclusive option period, we do not have any right to enforce the patents, and any enforcement would be at Massachusetts General Hospital’s sole discretion. We may exercise the option at any time by giving Massachusetts General Hospital notice of our intention to exercise the option before the option period expires. Upon giving notice, we enter into a 90-day period to negotiate a license with terms that include agreed upon royalty rates, reasonable development milestones, liquidity event fees, agreed upon sublicensing fees, and patent cost reimbursement. In the event we cannot agree with Massachusetts General Hospital upon the terms of a license agreement within the 90-day option period, the rights and obligations under the Mass General Agreement will end.

We are required to use best efforts to conduct research and evaluate the Massachusetts General Hospital viral vectors for suitability with our programs that include adopting a business plan suitable to Massachusetts General Hospital, obtaining sufficient resources to execute the business plan, testing potential combination therapies using the Massachusetts General Hospital materials we receive, and providing Massachusetts General Hospital with a written progress report. If we exercise the option and are successful in completing a license agreement with Massachusetts General Hospital, upon commercialization of our products covered by the Massachusetts General Hospital viral vectors, which we expect would include our HSV-Rb-p450 product candidate, we will be obligated to pay Massachusetts General Hospital a percentage of net sales as a royalty. This royalty is in the mid-single digits. The royalties payable to Massachusetts General Hospital are subject to a reasonable allocation reduction if the product is sold as a combination product.

We may unilaterally terminate the option agreement at any time after 30 days prior notice. Massachusetts General Hospital may terminate the agreement in the event we breach any obligation which remains uncured after 14 days of receiving written notice of such breach.

Absent early termination or further amendment and extension, the agreement will automatically expire in May 2015.

Queen Mary University of London

In January 2015, we entered into an exclusive option agreement, or the QMUL Agreement, with the Queen Mary University of London under which we obtained the exclusive option to negotiate an exclusive worldwide, royalty-bearing license under certain of Queen Mary University of London’s patent rights know-how and materials covered by the agreement to develop, manufacture and commercialize products for the diagnosis, prevention or treatment of cancer. Our evaluation of the technology during the exclusive option period will focus upon the vaccinia viral vectors developed by Queen Mary University of London alone and in combination with certain genes, other viral vectors and cancer therapies in tumor models. During the option period we do not have the right to enforce Queen Mary University of London’s patent rights, and any enforcement would be at Queen Mary University of London’s sole discretion. We may exercise the option at any time by giving Queen Mary University of London notice of our intention to exercise the option before the option period expires. Upon giving notice, we would enter into a 6-month period to negotiate a license with terms that include agreed upon royalty rates, agreed upon development milestones, agreed upon sublicensing fees, and patent cost reimbursement. In the event we cannot agree with Queen Mary University of London upon the terms of a license agreement within the 6-month negotiation period, the rights and obligations under the QMUL Agreement will end.

If we exercise the option and are successful in completing a license agreement with Queen Mary University of London, upon commercialization of any products covered by the Queen Mary University of London viral vector, we will be obligated to pay Queen Mary University of London a percentage of net sales as a royalty. This royalty ranges from the low-single digits to the mid-single digits depending on whether the product is covered by a valid claim of the licensed patent rights. The royalties payable to Queen Mary University of London are subject to a reasonable allocation reduction if the product is sold as a combination product.

We may unilaterally terminate the QMUL Agreement at any time after 60-days prior notice. Either we or Queen Mary University of London may terminate the QMUL Agreement in the event of a breach by the other party of any obligation which remains uncured after 60-days of receiving written notice of such breach.

Absent early termination or further amendment and extension, the QMUL Agreement will automatically expire in January 2016.

Competition

The biotechnology and pharmaceutical industries have been growing significantly for several years, with many new companies having been formed to develop and commercialize new technologies. The biotechnology and pharmaceutical industries are characterized by intense and dynamic competition to develop new technologies and proprietary therapies. Any product candidates that we successfully develop and commercialize will be competing with existing therapies and new therapies that may become available in the future. While we believe that our gene therapy and oncolytic viral technologies, differentiated product candidates, scientific expertise in the field of gene therapy and the benefits of our product candidates over existing cancer therapies provide us with competitive advantages, we face potential competition from various sources, including larger and better-funded pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions.

If we receive regulatory approval for our Ad-p53 and Ad-IL24 product candidates, we will compete with a variety of therapies currently marketed in development for the treatment of liver metastases from colorectal cancer and the treatment of recurrent, unresectable SCCHN, respectively. The current standard of care for liver metastases from colorectal cancer may include treatment with one or more of the following drugs and drug regimens: 5-FU, FOLFOX (a regimen consisting of leucovorin, 5-FU and oxaliplatin), FOLFIRI (a regimen consisting of leucovorin, 5-FU and irinotecan) and cetuximab. SCCHN may be treated with certain of these same drugs as well as with cisplatin, bevacizumab (Avastin) and radiation. All of these are well-established therapies and are widely accepted by physicians, patients and third-party payors as the standard of care for treatment of these cancers. Although we believe that, Ad-p53 and Ad-IL24 may have synergistic effects when taken in combination with these therapies, they also compete directly with these therapies.

There are a number of other companies with marketed products or products in development for the disease states we intend to treat with our product candidates, including Amgen, Bayer, Bristol-Myers Squibb, Genentech, Merck, Pfizer, Sanofi-Aventis and Transgene. These and other of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments, and commercializing those treatments. Accordingly, our competitors may be more successful than us in developing and obtaining approval for treatments and achieving widespread market acceptance. Our competitors’ treatments may be more effective, or more effectively marketed and sold, than any treatment we may commercialize and may render our treatments obsolete or non-competitive before we can recover the expenses of developing and commercializing them.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registrations for clinical trials, as well as in acquiring technologies complementary to, or possibly necessary for, our programs. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience and price; the effectiveness of alternative products; the level of generic competition; and the availability of coverage and adequate reimbursement from government and other third-party payors. Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less-severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, we expect that our therapeutic products, if approved, will be priced at a significant premium over competitive products, and our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of less-expensive products.

Government Regulation

Biological products, including gene therapy products, are subject to regulation under the Federal Food, Drug and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHS Act, and other federal, state, local and foreign statutes and regulations. Both the FDCA and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, purity, potency, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. Before clinical testing of biological products may begin, we must submit an IND which must go into effect, and each clinical trial protocol for a gene therapy product candidate is reviewed by the FDA and, in some instances, the National Institutes of Health, or NIH, through its Recombinant DNA Advisory Committee, or RAC. FDA approval of a biologics license application, or BLA also must be obtained before marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. The CBER works closely with the NIH and its RAC, which makes recommendations to the NIH on gene therapy issues and engages in a public discussion of scientific, safety, ethical and societal issues related to proposed and ongoing gene therapy protocols. The FDA and the NIH have published guidance documents with respect to the development and submission of gene therapy protocols. The FDA also has published guidance documents related to, among other things, gene therapy products in general, their preclinical assessment, observing subjects involved in gene therapy clinical trials for delayed adverse events, potency testing, and chemistry, manufacturing and control information in gene therapy INDs.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional laws and regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products are unsafe or pose a hazard could prevent us from testing or commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

Recent Developments in Regulation of Gene Therapy

Although the FDA has not yet approved any human gene therapy product for sale, it has provided guidance for the development of gene therapy products. For example, the FDA has established the Office of Cellular, Tissue and Gene Therapies, within CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its BLA reviews. In addition, the FDA has issued a growing body of clinical guidelines, chemical, manufacturing and control guidelines and other guidelines, all of which are intended to facilitate industry’s development of gene therapy products.

In 2012, the EMA approved a gene therapy product called Glybera for the treatment of lipoprotein lipase deficiency.

United States Biological Products Development Process

The process required by the FDA before a biological product candidate may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to Good Laboratory Practices, or GLP, requirements and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials according to the cGCP, requirements and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product candidate for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product candidate is produced to assess compliance with cGMP requirements, to assure that the facilities, methods and controls are adequate to preserve the biological product candidate’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA prior to any commercial marketing or sale of the product candidate in the United States.

Before testing any biological product candidate, including a gene therapy product candidate, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as non-clinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP requirements.

Where a gene therapy trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the trial is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA, however many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the RAC, a federal advisory committee, which discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. With gene therapy protocols, if the FDA allows the IND to proceed, and the RAC decides that full public review of the protocol is warranted but did not take place before the IND review is complete, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s cGCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Clinical trials also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The biological product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some product candidates for severe or life-threatening diseases,

especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The biological product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by 10 years of annual queries, either in person or by questionnaire, of trial subjects.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other trials, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients.

Human gene therapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of human gene therapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval. The NIH and the FDA have a publicly accessible database, the Genetic Modification Clinical Research Information System, which includes information on gene transfer trials and serves as an electronic tool to facilitate the reporting and analysis of adverse events on these trials. Over the last several years the FDA has issued helpful guidance on development of gene therapy products and shown a willingness to work closely with developers, especially with those working in orphan disease areas.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product candidate as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with

cGMP requirements. To help reduce the risk of the introduction of adventitious agents with the use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product candidate, FDA approval of a BLA must be obtained before commercial marketing of the biological product candidate. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product candidate, proposed labeling and other relevant information. In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product candidate for an indication for which orphan designation has been granted. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biologics and an annual establishment fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product candidate is being manufactured in accordance with cGMP regulations to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product candidate. A REMS may be imposed to ensure safe use of the drug, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and cGCP requirements. To assure cGMP and cGCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product candidate. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA’s goal is to review standard BLAs in 10 months from filing and priority BLAs in six months from filing. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product candidate intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate. Orphan product designation must be requested before submitting an NDA or BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product candidate that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address the unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product candidate at any time during the clinical development of the product candidate. Unique to a Fast Track product candidate, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product candidate submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product candidate is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product candidate designated for priority review in an effort to facilitate the review, and aims to review such applications within six months as opposed to 10 months for standard review. Additionally, a product candidate may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Lastly, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval and receive the same benefits as drugs with Fast Track designation. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Maintaining compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements. We will rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of any products that we may commercialize. Manufacturers of our products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product may also be subject to official lot release. In this case, as part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

We also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one or more of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric clinical trial in accordance with an FDA-issued “Written Request” for such a trial.

The Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. On April 10, 2013, President Obama released his proposed budget for fiscal year 2014 and proposed to cut this twelve-year period of exclusivity down to seven years. He also proposed to prohibit additional periods of exclusivity for brand biologics due to minor changes in product formulations, a practice often referred to as “evergreening.” The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

FDA Regulation of Companion Diagnostics

Our drug products will rely upon in vitro companion diagnostics for use in selecting the patients that we believe will respond to our cancer therapeutics. Companion diagnostics are the tests that are used to determine whether a particular therapy may work for a particular patient. Diagnostic tests are classified as medical devices under the FDCA.

The FDA previously has required in vitro companion diagnostics intended to select patients who will more likely respond to certain cancer treatment to obtain Pre-Market Approval, or PMA, simultaneously with approval of the drug. PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA application is required by statute to take between six to10 months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. Medical devices, including companion diagnostics, are subject to pervasive and ongoing regulatory obligations, including the submission of medical device reports, continued adherence to the Quality Systems Regulation, recordkeeping and product labeling, as enforced by the FDA and comparable state authorities.

In August 2014, the FDA issued a guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” The guidance states that if safe and effective use of a therapeutic product depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of the diagnostic at the same time that the FDA approves the therapeutic product. The review of these in vitro companion diagnostics in conjunction with the review of our cancer treatments involves coordination of review by the FDA’s CBER and by the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostics and Radiological Health.

Pharmaceutical Coverage, Pricing and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor not to cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Other Healthcare Laws

Although we currently do not have any products on the market, if our product candidates are approved and we begin commercialization, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Facilities

Our headquarters and principal clinical and regulatory operations are located in Houston, Texas. The lease for this facility expired in November 2014, and we are currently operating on a month-to-month basis. We believe that our existing facilities, together with additional facilities available on commercially reasonable terms, will be sufficient to meet our needs in the near term.

Employees

As of February 28, 2015, we had a total of 13 consultants, seven of whom have an M.D., Ph.D. or J.D. degree, and all of whom we anticipate will become full-time employees upon the completion of this offering. Of our 13 consultants, 11 are engaged in research and clinical development, and two in business development functions. We also engage other expert consultants and contract workers on an as-needed basis. We believe that our relations with our consultants are good.

Legal Proceedings

From time to time we are a party to various litigation matters and subject to claims that arise in the ordinary course of business. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. Except as otherwise set forth below, there is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our business or future financial results of operations; however, the results of litigation and claims against us are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us, because of defense and settlement costs, diversion of management resources and other factors.

Shenzhen SiBiono GeneTech Co Ltd, or SiBiono, is a Chinese pharmaceutical company that is marketing and selling in China an adenoviral p53 product called Gendicine. We believe that SiBiono is violating certain patent rights owned or licensed by us although SiBiono’s products are not currently approved for marketing or sale in the United States. SiBiono has been issued European patent related to its Gendicine product, reciting claims that could be asserted against our Ad-p53 product, although this patent is the subject of an opposition proceeding through which we are challenging its validity. Our allegations in the opposition proceeding, if sustained, could result in invalidation of SiBiono’s patent or in substantial changes to the scope of its claims. Nonetheless, until and unless such an outcome results from such proceeding, the SiBiono patent remains valid and enforceable. In addition, while we are not aware of any U.S. counterpart to this European patent, related patents are issued and patent applications are pending in other jurisdictions. Any potential claim asserted under this patent against any of our potential future products, even if not sustained in court, could result in costly disruptions of our sale, manufacturing, use, or offering for sale of our possible future products.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 28, 2015:

Name	Age	Position(s)
Robert E. Sobol, M.D.	62	Chief Executive Officer and Director
Nicholas Puro	57	President and Chief Operating Officer, and Interim Chief Financial Officer
Max W. Talbott, Ph.D.	66	Vice President of Regulatory Affairs
Sunil Chada, Ph.D.	55	Vice President and Chief Scientific Officer
William P. Wells	55	Chairman
Charles J. Beech(1)(2)(3)	73	Director
Suneel Mahajan(3)	63	Director
Casey S. McCandless	40	Director
Paul Quadros(1)(2)	68	Director
Victor Schmitt(1)(2)(3)	66	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Robert E. Sobol, M.D. Dr. Sobol has served as our Chief Executive Officer since November 2009 and as a member of our board of directors since March 2012. Since October 2012, Dr. Sobol has also served, on our behalf, as the Chief Executive Officer of our 50%-owned non-consolidated subsidiary, VirRx, and has served as the Chief Executive Officer and sole director of our 85%-owned consolidated subsidiary, MDA7, since its inception in May 2014. From 2003 to 2008, Dr. Sobol served as Senior Vice President of Medical and Scientific Affairs at Introgen Therapeutics, Inc. from 2003 to 2008 (which filed a petition for bankruptcy in 2008 and liquidated in 2010). Dr. Sobol founded and held senior management positions, as well as served on the board of directors, at a number of biotechnology companies from 1995 to 2003. Dr. Sobol was the Director of Clinical Science at the Sidney Kimmel Cancer Center from 1992 to 1996 and led research teams responsible for experimental gene therapies aimed at treating brain and colon cancers. In 1985, Dr. Sobol co-founded Idec Pharmaceuticals (which merged with Biogen to form Biogen-Idec) and served as Vice President until 1988. He is the past President of the International Society of Cell and Gene Therapy for Cancer, and previously served on the Clinical Program Review Committee of the National Cancer Institute. Dr. Sobol received a B.A. in Philosophy from Boston University and an M.D. from the Chicago Medical School. He completed his clinical training at the University of Southern California Medical Center and at the University of California, San Diego and received Board Certifications in both Internal Medicine and Medical Oncology.

We believe that Dr. Sobol possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the biotechnology industry and the operational insight and expertise he has accumulated as our Chief Executive Officer.

Nicholas Puro, J.D. Mr. Puro has served as our President since August 2014, as our Chief Operating Officer since February 2014 and as our Interim Chief Financial Officer since December 2014. Mr. Puro served as the Chief Executive Officer of CRN Wireless, LLC, an international provider of wireless products and services that facilitates the communication and monitoring of data signals, from February 2012 to March 2013. Mr. Puro also served as Managing Director of e3 Investment Partners, a family investment fund, from November 2010 through February 2014. Mr. Puro served as President of Temptime Corporation, a global medical device company, from August 2004 to October 2010. Mr. Puro was a partner at Edelson Technology Partners, a venture capital firm, from August 1998 to August 2005. Prior to joining Edelson, Mr. Puro served as a venture capital attorney involved with transactional work for a number of venture capital funds. Mr. Puro received a B.S. in Accounting from Seton Hall University and a J.D. from Fordham Law School.

Max W. Talbott, Ph.D. Dr. Talbott has served as our Vice President of Regulatory Affairs since November 2009. From 2002 to 2008, Dr. Talbott served as the Senior Vice President of Worldwide Commercial Development at Introgen Therapeutics, Inc. (which filed a petition for bankruptcy in 2008 and liquidated in 2010). From 1999 to 2002, Dr. Talbott served as the Senior Vice President of Worldwide Regulatory Affairs at Bristol-Myers Squibb/DuPont. Dr. Talbott also held various positions at Sanofi-Aventis U.S. LLC, Eli-Lilly and Company, the FDA and Warner-Lambert Company LLC. Dr. Talbott received a B.S. in Biology and an M.A. in Physiology from Ball State University, and a Ph.D. in Immunology and Pharmacology from Rutgers University.

Sunil Chada, Ph.D. Dr. Chada has served as our Vice President and Chief Scientific Officer since July 2011. From 2008 to 2011, Dr. Chada was the Vice President of Translational Medicine at Intrexon Corporation. From 1997 to 2008, Dr. Chada served in several positions at Introgen Therapeutics, Inc. (which filed a petition for bankruptcy in 2008 and liquidated in 2010), including Vice President of Clinical Research and Vice President of Research for the Introgen Research Institute. From 2002 to 2006, Dr. Chada served as adjunct faculty at the MD Anderson Cancer Center of the University of Texas. Dr. Chada was also involved in discovery and preclinical research at Chiron Corporation and Viagene Inc. Dr. Chada received a B.S. from the Department of Cell and Molecular Biology at Kings’ College, University of London, an M.S. in Molecular Biology from the University of California at Los Angeles, and a Ph.D. in Molecular Genetics and Microbiology from the University of Massachusetts Medical School.

Non-employee Directors

William P. Wells. Mr. Wells has served as Chairman since December 2014 and on our board of directors since November 2009. Mr. Wells has also served on the board of VirRx, our 50%-owned, non-consolidated subsidiary, since October 2012. Since 2000, Mr. Wells has served as President of Pope Asset Management, LLC, a registered investment advisor offering financial asset management services to high net worth investors. Mr. Wells is the founder and primary portfolio manager for Pope Asset Management, LLC. Mr. Wells previously worked in the private wealth management division of Goldman Sachs & Co. from 1985 to 2000. Mr. Wells received a B.A. in Economics from the University of Mississippi and an M.B.A. from the Amos Tuck Business School at Dartmouth College.

We believe that Mr. Wells possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience analyzing, investing in and serving on the boards of directors of various companies, as well as his perspective as a representative of our largest stockholder.

Charles J. Beech. Mr. Beech has served as a member of our board of directors since February 2015. Mr. Beech has been the Chairman and Chief Executive Officer of Peregrine Enterprises, an investment holding company, since 1991. Mr. Beech was one of the founders of Trivantis, an eLearning and internet publishing company in 1999, served as its Chairman from 1999 to 2007, and has served as Chairman and Chief Executive Officer since 2007. Mr. Beech was the Managing Partner of MARCO, a merchant banking firm, from 1988 to 1991, and the President and Chief Executive Officer of CheckRobot from 1988 to 1991. Mr. Beech has also served as an executive for a number of other organizations, including as the President of Maybelline Sales Corporation, and in a number of sales, management and marketing positions related to over-the-counter products at Procter & Gamble. Mr. Beech holds a B.A. in History and Political Science from Southeast Missouri State University.

We believe that Mr. Beech possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience analyzing, investing in, and serving as an executive for various companies.

Suneel L. Mahajan, M.D. Dr. Mahajan has served as a member of our board of directors since February 2015. Dr. Mahajan retired from active medical practice in June 2014 and has been consulting with Marvel Hospitals since December 2014 on projects involving oncology centers in India. Dr. Mahajan was a Hematology and Oncology physician and participated in clinical research at the Cancer Specialists of North Florida from August 1983 to June 2014. Dr. Mahajan received his Doctor of Medicine from the B.J. Medical School in Poona, India. He completed clinical training at the Sassoon General Hospital in Poona, India and the Muhlenberg Hospital in Plainfield, New Jersey. Dr. Mahajan was a fellow in Clinical Hematology at Brown University, Pawtucket Memorial Hospital, a fellow in Developmental Therapeutics at the MD Anderson Hospital and Tumor Institute and received Board Certifications in Medical Oncology, Hematology and Internal Medicine.

We believe that Dr. Mahajan possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a physician and researcher in the fields of hematology and oncology.

Casey S. McCandless. Mr. McCandless has served on our board of directors since March 2012. Since 2003, Mr. McCandless has served as Vice President of Pope Asset Management, LLC. From 1998 to 2001, Mr. McCandless worked in the mutual fund accounting division of Putnam Investments. He received a B.B.A. in Finance from the University of Michigan and an M.B.A. from the Amos Tuck Business School at Dartmouth College.

We believe that Mr. McCandless possesses specific attributes that qualify him to serve as a member of our board of directors, including his financial expertise, as well as his perspective as a representative of our largest stockholder.

Paul D. Quadros. Mr. Quadros has served as a member of our board of directors since February 2015. Mr. Quadros has also served as a director of VirRx, our 50%-owned, non-consolidated subsidiary, since March 2013. Mr. Quadros served as Managing Partner of Tenex Greenhouse Ventures, a life science venture fund, from January 2001 to December 2012. Mr. Quadros co-founded Corautus Genetics in 2003 and served as its Chairman from 2003 to 2004, he also co-founded Cardiac Science in 1993 and served as a director from 1993 to 2003, including two years as non-executive chairman. Mr. Quadros held various roles, including Executive Chairman, President, Chief Executive Officer and Chief Financial Officer, at GenStar Therapeutics from 1995 to 2004. He was a General Partner of Technology Funding, a venture capital fund from 1985 to 1995. Mr. Quadros is a member of the Band of Angels seed funding organization, and has served as Chairman or Co-Chairman on its Life Science Special Industry Group since 2008. Mr. Quadros holds a B.A. in Finance from California State University at Fullerton and an M.B.A. from the UCLA Anderson School of Management.

We believe that Mr. Quadros possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as an investor and executive in the healthcare industry, as well as his perspective as a director of VirRx.

Victor Schmitt. Mr. Schmitt has served on our board of directors since February 2015. Mr. Schmitt currently serves as an Advisor to Bay City Capital, which he has done since April 2007. Mr. Schmitt was President, Venture Management for Baxter Healthcare Corporation from 1992 to 2007 and previously held a number of positions with Baxter Healthcare Corporation, including as President of Baxter Biotech Europe and Vice President of Business Development and Finance for Baxter Healthcare Corporations’ Blood

Therapy Group. Mr. Schmitt received a B.S. in Commerce from the University of Virginia and an M.B.A. from the University of Maryland.

We believe that Mr. Schmitt possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as an investor and executive in the healthcare industry.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors and executive officers.

Codes of Business Conduct and Ethics

In connection with this offering, we are adopting a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.multivir.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. Information on or that can be accessed through our website is not part of this prospectus.

Board Composition

Our board of directors currently consists of seven members. Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, with each director serving a staggered, three-year term. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2016 for the Class I directors, 2017 for the Class II directors and 2018 for the Class III directors.

•	Our Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	Our Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	Our Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2018.

Upon expiration of the term of a class of directors, directors for that class will be elected for a new three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.

Director Independence

In connection with this offering, we have applied to list our common stock on the NASDAQ Global Market, or NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time following the completion of the company’s initial public offering. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Under NASDAQ Listing Rule 5605(a)(2), a director will qualify as an “independent director” only if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In addition to satisfying general independence requirements under the NASDAQ Listing Rules, members of the compensation committee must also satisfy additional independence requirements set forth in NASDAQ Listing Rule 5605(d)(2). In order to be considered independent for purposes of NASDAQ Listing Rule 5605(d)(2), a member of a compensation committee of a listed company may not, other than in his or her capacity as a member of the compensation committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries. Additionally, the board of directors of the listed company must consider whether the compensation committee member is an affiliated person of the listed company or any of its subsidiaries and, if so, must determine whether such affiliation would impair the director’s judgment as a member of the compensation committee.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors has determined that Mr. Beech, Dr. Mahajan, Mr. Quadros and Mr. Schmitt, representing four of our seven directors, are “independent directors,” as defined under the applicable rules and regulations of the SEC and the listing requirements and NASDAQ Listing Rules.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon the completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Mr. Beech, Mr. Quadros and Mr. Schmitt, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Quadros is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of NASDAQ and the SEC. Our board of directors has also determined that Mr. Quadros qualifies as an “audit committee financial expert,” as defined in the SEC rules and satisfies the financial sophistication requirements of NASDAQ. We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering. The audit committee is responsible for, among other things:

•	selecting and hiring our registered public accounting firm;

•	evaluating the performance and independence of our registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;

•	reviewing and approving in advance any proposed related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Mr. Beech, Mr. Quadros and Mr. Schmitt, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Beech is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of NASDAQ and the SEC, is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986. We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering. The compensation committee is responsible for, among other things:

•

reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

Mr. Beech, Dr. Mahajan and Mr. Schmitt, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Mr. Schmitt is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of NASDAQ. We expect to satisfy the member independence requirements for the nominating and corporate governance committee prior to the end of the transition period provided under current NASDAQ listing standards and SEC rules and regulations for companies completing their initial public offering. The nominating and corporate governance committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

We intend to post the charters of our audit, compensation and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website at www.multivir.com. Information on or that can be accessed through our website is not part of this prospectus. Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Employee Director Compensation

During 2014, our non-employee directors did not receive any cash compensation or option awards for their services as directors or as board committee members. None of our non-employee directors held any option awards as of December 31, 2014. Our board of directors may, however, grant equity awards from time to time to non-employee directors as compensation for their service as directors.

On February 24, 2015, our board of directors approved the Outside Director Compensation Policy, or the Policy, that will become effective as of the effective date of the offering. The Policy is intended to formalize the company’s policy regarding cash compensation and grants of equity to the members of the board of directors who are not employees of the company, referred to as non-employee directors. Our board of directors will have the discretion to amend, alter, suspend or terminate the Policy as it deems necessary or appropriate.

Cash Compensation. Effective as of the completion of the offering, all non-employee directors will be entitled to receive the following cash compensation for their services:

•	$40,000 per year for service as a board member;

•	$15,000 per year additionally for service as chairman of the audit committee;

•	$10,000 per year additionally for service as chairman of the compensation committee; and

•	$5,000 per year additionally for service as chairman of the nominating and corporate governance committee.

All cash compensation will be paid quarterly in arrears on a prorated basis.

Equity Compensation. Non-employee directors will be entitled to receive all types of equity awards (except incentive stock options), including discretionary awards not covered under the Policy. Following the completion of this offering, such equity awards will be granted under the terms of the 2015 Equity Incentive

Plan, or the 2015 Plan. Our Compensation Committee will have discretion to change or otherwise revise the terms of equity awards granted under the Policy.

Each individual who first becomes a non-employee director following the completion of this offering will be granted a nonstatutory stock option, referred to as the initial option, to purchase that number of shares of common stock equal to $90,000 divided by the per share fair market value of the company’s common stock on the date of grant, with the result rounded down to the nearest whole share. The initial option will be granted on the date of the first meeting of the board of directors or compensation committee occurring on or after the date on which such individual first becomes a non-employee director, whether through election by the company’s stockholders or appointment by the board of directors to fill a vacancy. The shares underlying the initial option will vest and become exercisable as to 1/3 of the shares subject to the initial option on each of the first, second and third annual anniversaries of the award’s grant date, subject to continued service through the applicable vesting date. The exercise price per share of each initial option will be the fair market value of a share of our common stock, as determined in accordance with our 2015 Plan, on the date of grant. Under the terms of the 2015 Plan, with respect to awards that are assumed or substituted for in connection with a change of control, if the service of a non-employee director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options will fully vest.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below presents summary information concerning the total compensation of our Chief Executive Officer and our two other most highly compensated executive officers, for services rendered to us in all capacities during the year ended December 31, 2014. The individuals listed in the table below are our named executive officers for fiscal 2014.

Summary Compensation Table

Name and Principal Position	Year	Option Awards (1)	All Other Compensation(2)	Total
Robert E. Sobol	2014	$2,230,000	$420,000	$2,650,000
Chief Executive Officer	2013	—	$240,000	$240,000
Nicholas Puro	2014	$1,638,000	$220,000	$1,858,000
President, Chief Operating Officer and Interim Chief Financial Officer	2013	—	—	—
Sunil Chada	2014	$819,000	$120,000	$939,000
Vice President and Chief Scientific Officer	2013	—	$44,000	$44,000

(1)	The amounts in this column represent the aggregate grant date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Each of Dr. Sobol, Mr. Puro and Dr. Chada serve as consultants rather than as employees of the company. The fees earned as indicated in the above table were earned under their respective consulting agreements.

Outstanding Equity Awards at Year-End

The following table presents information concerning all outstanding equity awards held by each of our named executive officers as of December 31, 2014.

	Option Awards					Stock Awards
Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Robert E. Sobol(1)	8/4/14	133,344	341,656	$4.68	8/3/2024	—	—
Nicholas Puro(2)	8/4/14	97,405	252,595	4.68	8/3/2024	—	—
Sunil Chada(3)	8/4/14	11,117	163,883	4.68	8/3/2024	—	—

(1)

400,000 shares vest as follows: 50,004 shares on February 1, 2014, and 349,996 shares in 41 equal monthly installments of 8,334 at the end of each month following February 1, 2014 and a final monthly installment of 8,302 at the end of the 42nd month following February 1, 2014. 75,000 shares vest as follows: one third upon FDA registration of Ad-p53; one third upon FDA registration of Ad-IL24; and one third upon FDA registration of Ad-VirRx 007.

(2)	275,000 shares vest as follows: 34,375 shares on January 1, 2014, and 240,625 shares in 41 equal monthly installments of 5,730 at the end of each month following February 1, 2014 and a final monthly installment of 5,695 at the end of the 42nd month following February 1, 2014. 75,000 shares shall as follows: one third upon FDA registration of Ad-p53; one third upon FDA registration of Ad-IL24; and one third upon FDA registration of Ad-VirRx 007.
(3)	100,000 shares vest as follows: 2,780 shares on March 1, 2014, then 695 shares on the first of each month until June 30, 2014, then 1,042 shares on the first of each month until the consummation of our initial public offering or a private financing worth at least $30 million, then 2,083 shares per month until all such shares are vested. 75,000 shares vest as follows: one third upon FDA registration of Ad-p53; one third upon FDA registration of Ad-IL24; and one third upon FDA registration of Ad-VirRx 007.

Executive Employment Arrangements

Robert E. Sobol

Robert E. Sobol has been a consultant to the company since inception in November 2009 and has served as our Chief Executive Officer since November 2009 and as our President from November 2009 to August 2014. In April 2014, we entered into a consulting letter agreement with Dr. Sobol pursuant to which he remains a consultant of the company. Dr. Sobol’s current compensation as a consultant of the company is $35,000 per month. In 2014, Dr. Sobol was also granted options to purchase 475,000 shares of common stock at an exercise price of $4.68 per share.

On March 3, 2015, we entered into an employment agreement with Dr. Sobol effective as of the earlier of (i) the effective date of the company’s initial public offering or (ii) the consummation of the financing of the company in a private placement of the company’s securities in an amount of $30 million or more. Pursuant to the terms of his employment agreement, Dr. Sobol will continue to serve as our Chief Executive Officer on an “at-will” basis. Dr. Sobol’s employment agreement provides for (i) a base salary of $506,000, which will be increased on a going forward basis to $556,600 in the event the market capitalization value of the company is over $600 million for a period of thirty (30) consecutive trading days, (ii) eligibility to receive an annual bonus with the target amount up to 60% of Dr. Sobol’s annual salary upon achievement of performance objectives to be determined by the company’s board of directors, compensation committee or the board of director’s or compensation committee’s delegate in its sole discretion, (iii) eligibility to receive equity awards pursuant to any plans or arrangements the company may have in effect from time to time, and (iv) eligibility to participate in executive benefit plans and programs of the company. The employment agreement supersedes any prior agreements with the company relating to the individual’s service with the company. Please see “Potential Payments Upon Termination, Change of Control or Certain Other Events” below for additional information regarding Dr. Sobol’s employment agreement.

Nicholas Puro

Nicholas Puro has been a consultant to the company since September 2013 and has served as our President since August 2014, as our Chief Operating Officer since February 2014 and as our Interim Chief Financial Officer since December 2014. In April 2014, we entered into a consulting letter agreement with Mr. Puro pursuant to which he remains a consultant of the company. Mr. Puro’s current compensation as a consultant of the company is $20,000 per month. In 2014, Mr. Puro was also granted options to purchase 350,000 shares of common stock at an exercise price of $4.68 per share.

On March 3, 2015, we entered into an employment agreement with Mr. Puro effective as of the earlier of (i) the effective date of the company’s initial public offering or (ii) the consummation of the financing of the company in a private placement of the company’s securities in an amount of $30 million or more. Pursuant to the terms of his employment agreement, Mr. Puro will continue to serve as our President, Chief Operating Officer and Interim Chief Financial Officer on an “at-will” basis. Mr. Puro’s employment agreement provides for (i) a base salary of $400,000, which will be increased on a going forward basis to $440,000 in the event the market capitalization value of the company is over $600 million for a period of thirty (30) consecutive trading days, (ii) eligibility to receive an annual bonus with the target amount up to 60% of Mr. Puro’s annual salary upon achievement of performance objectives to be determined by the company’s board of directors, compensation committee or the board of director’s or compensation committee’s delegate in its sole discretion, (iii) eligibility to receive equity awards pursuant to any plans or arrangements the company may have in effect from time to time, and (iv) eligibility to participate in executive benefit plans and programs of the company. The employment agreement supersedes any prior agreements with the company relating to the individual’s service with the company. Please see “Potential Payments Upon Termination, Change of Control or Certain Other Events” below for additional information regarding Mr. Puro’s employment agreement.

Sunil Chada

Sunil Chada has been a consultant to the company since July 2011 and has served as our Vice President and Chief Scientific Officer since July 2011. In April 2014, we entered into a consulting letter agreement with an entity affiliated with Dr. Chada, which agreement was amended in July 2014, pursuant to which he remains a consultant of the company and commits one half of his working time (not less than 20 hours per week), on average, to us. Dr. Chada’s current compensation as a consultant of the company is $12,000 per month. In 2014, Dr. Chada was also granted options to purchase 175,000 shares of common stock at an exercise price of $4.68 per share.

On March 3, 2015, we entered into an employment agreement with Dr. Chada effective as of the earlier of (i) the effective date of the company’s initial public offering or (ii) the consummation of the financing of the company in a private placement of the company’s securities in an amount of $30 million or more. Pursuant to the terms of his employment agreement, Dr. Chada will continue to serve as our Vice President and Chief Scientific Officer on an “at-will” basis. Dr. Chada’s employment agreement provides for (i) a base salary of $350,000, which will be increased on a going forward basis to $385,000 in the event the market capitalization value of the company is over $600 million for a period of thirty (30) consecutive trading days, (ii) eligibility to receive an annual bonus with the target amount up to 60% of Dr. Chada’s annual salary upon achievement of performance objectives to be determined by the company’s board of directors, compensation committee or the board of director’s or compensation committee delegate, in its sole discretion, (iii) eligibility to receive equity awards pursuant to any plans or arrangements the company may have in effect from time to time, and (iv) eligibility to participate in executive benefit plans and programs of the company. The employment agreement supersedes any prior agreements with the company relating to the individual’s service with the company. Please see “Potential Payments Upon Termination, Change of Control or Certain Other Events” below for additional information regarding Dr. Chada’s employment agreement.

Potential Payments Upon Termination, Change of Control or Certain Other Events

Pursuant to the employment agreement between the company and each of Dr. Sobol, Mr. Puro and Dr. Chada (each, an “executive”), if the company terminates the executive’s employment other than for cause, death, or disability or the executive resigns for good reason, and, within sixty (60) days following his termination, the executive executes and does not revoke a separation agreement and release of claims and resigns from all positions he may hold as an officer or director, the executive is entitled to receive (i) continuing payments of his then-current base salary for a period of twelve (12) months from the date of his termination, and (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for him and his eligible dependents for up to twelve (12) months.

Additionally, if, within the twelve (12) month period following a change of control, the executive’s employment is terminated under the circumstances described in the above paragraph and, within sixty (60) days following his termination, the executive executes and does not revoke a separation agreement and release of claims and resigns from all positions he may hold as an officer or director, the executive is entitled to receive (i) a lump sum severance payment equal to eighteen (18) months of his base salary (with such amount calculated based on his base salary on the termination date (or if higher, as of immediately prior to the change of control)), (ii) a lump sum payment equal to 100% of the higher of (x) his target bonus for the fiscal year in which the termination occurs, or (y) his target bonus for the fiscal year in which the change of control occurs and (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for him and his eligible dependents for up to for up to eighteen (18) months.

In the event that the severance and other benefits provided to the executive pursuant to his employment agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, as a result of a payment being classified as a “parachute payment” under Section 280G of the Code, the executive’s benefits will be either (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever results in the executive receiving the greatest after-tax benefit.

For purposes of the executive’s employment agreement, “cause” means: (i) the executive’s dishonest statements or acts with respect to the company or any affiliate to any governmental regulatory agency or authority; (ii) the executive’s commission of any felony or commission of any crime involving fraud, dishonesty or moral turpitude; (iii) the executive’s commission or attempted commission of or participation in a fraud or act of dishonesty against the company; (iv) the executive’s material breach of any contract or agreement between the executive and the company or the executive’s material breach of any legal duty he owes to the company; (v) conduct by the executive that constitutes insubordination, incompetence or neglect of duties; or (vi) the executive’s failure to perform the duties, functions and responsibilities of the executive’s position; provided, however, the actions or conduct described in clauses (iv), (v) and (vi) above will only constitute cause if the company provides the executive with written notice thereof and the executive has not cured within thirty (30) days of such written notice.

For purposes of the executive’s employment agreement, “good reason” means the executive’s resignation within thirty (30) days following the expiration of any company cure period (discussed below) following the occurrence of one or more of the following, without the executive’s consent: (i) a material reduction in the executive’s base salary, excluding the substitution of substantially equivalent compensation and benefits, that is applicable to all company senior management; (ii) a material reduction of the executive’s authority, duties or responsibilities, unless the executive is provided with a comparable position; provided, however, that a reduction in authority, duties, or responsibilities solely by virtue of the company being acquired and made part of a larger entity whether as a subsidiary, business unit or otherwise (as, for example, when the Chief Executive Officer of the company remains as such following an acquisition where the company becomes a wholly owned subsidiary of the acquirer, but is not made the Chief Executive Officer of the acquiring corporation) will not constitute “good reason”; or (iii) a material change in the geographic location of the executive’s primary work facility or location; provided, that a relocation of fifty (50) miles or less from the executive’s then present location or to the executive’s home as his primary work location will not be considered a material change in geographic location. In order for an event to qualify as good reason, the executive must not terminate employment with the company without first providing the company with written notice of the acts or omissions constituting the grounds for good reason within ninety (90) days of the initial existence of the grounds for good reason and a reasonable cure period of not less than thirty (30) days following the date of such notice, and such grounds must not have been cured during such time.

Equity Awards

Each of our named executive officers received a stock option under the 2014 Stock Option and Grant Plan, or the 2014 Plan, which contains change in control provisions described in greater detail below under the heading “Employee Benefit and Stock Plans.”

Special Bonuses

In December 2014, our board approved, and we entered into, bonus agreements with certain individuals, including our named executive officers. Under the bonus agreements, the named executive officers are eligible for one or more of the following bonuses.

Recognition Bonus. Subject to the participant’s continued employment or service to us as an employee, consultant or member of the board, referred to as Service, through an Initial Public Offering (as such term is defined in the 2014 Plan), the participant will receive a cash bonus, less required tax withholdings, payable within 30 days following the Initial Public Offering, referred to as the Recognition Bonus. If we terminate a participant’s Service for reasons other than for Cause (as defined in the 2014 Plan) prior to the IPO, and provided (i) we do not offer the participant a continued consulting role with the company in an advisory capacity or otherwise, referred to as a Continuing Role, and (ii) the participant signs and does not revoke a release of claims in favor of us, then the participant will earn 100% of his or her Recognition Bonus. None of our named executive officers is eligible to receive a Recognition Bonus.

IPO Bonus. Each of Dr. Sobol, Mr. Puro and Dr. Chada is eligible to receive a cash bonus, subject to required tax withholdings, referred to as the IPO Bonus, in the total amount set forth in the table below. A portion of the IPO Bonus equal to the IPO Bonus multiplied by a fraction with a numerator equal to the number of completed calendar months between a specified vesting commencement date, referred to as the Measurement Date, and the date of the Initial Public Offering and a denominator equal to 48, referred to as the IPO Bonus Amount, will be earned and become payable upon an Initial Public Offering, subject to the participant’s continuous Service through the IPO. The IPO Bonus Amount will be paid within 30 days following the IPO. Notwithstanding the foregoing, if we terminate the participant’s Service for reasons other than for Cause prior to an IPO, and provided (i) we do not offer the participant a Continuing Role, and (ii) the participant signs and does not revoke a release of claims in favor of us, then the participant will earn a portion of the IPO bonus equal to the IPO Bonus multiplied by a fraction with a numerator equal to the number of completed calendar months between the Measurement Date and the date of the termination of Service and a denominator equal to 48.

The remainder of the IPO Bonus (that is, the amount of the IPO Bonus less the IPO Bonus Amount), referred to as the Ongoing IPO Bonus Amount, will be earned in equal monthly installments on each monthly anniversary of the Measurement Date that occurs after the IPO through the four-year anniversary of the Measurement Date, subject to the minimum Stock Price requirement (discussed below), and provided that the participant’s Service has not been terminated for any reason prior to such applicable vesting date. If, however, our Stock Price after the IPO is less than $4.68 on a scheduled vesting date, the Ongoing IPO Bonus Amount for that month will not be earned and instead will be eligible to be earned on the next scheduled vesting date where our Stock Price is greater than or equal to $4.68. Any portion of the Ongoing IPO Bonus that is not earned as of the termination of a participant’s service will be forfeited. Earned Ongoing IPO Bonus Amounts will be paid within 30 days following the date on which they are earned. For purposes of the bonus agreement, “Stock Price” means the average Fair Market Value (as such term is defined in the 2014 Plan) per share of our common stock for the 30 trading days prior to a scheduled vesting date. Any reference to the $4.68 Stock Price will be appropriately adjusted to reflect any stock split, stock dividend or other change in the shares of our common stock.

Registration Bonus. Each of Dr. Sobol, Mr. Puro and Dr. Chada are eligible to receive up to three cash bonuses, each referred to as a Registration Bonus, in the total amount set forth in the table below. Each participant will earn a Registration Bonus on the date each of Ad-p53, Ad-IL24 and Ad-VirRx 007 is registered with the FDA, each referred to as a Registration Date. In order to earn any Registration Bonus, (i) the participant’s Service must not have been terminated by us for any reason prior to the Registration Date, and (ii) our Stock Price must be greater than or equal to $4.68 on the applicable Registration Date. If our Stock Price is below $4.68 on the Registration Date, the participant will not be eligible to earn the applicable Registration Bonus until the first date thereafter on which our Stock Price is greater than or equal to $4.68. Any earned Registration Bonus will be paid within 30 days following the date on which it is earned.

Sale Event. In the event of a Sale Event (as such term is defined in the 2014 Plan) of the company, and provided (i) the participant’s Service has not terminated for any reason prior to the completion of the Sale Event, and (ii) that the per share common consideration payable to our stockholders as of the completion of the Sale Event is greater than or equal to $4.68, the participant will earn and be paid 100% of any unearned portion of the Recognition Bonus, IPO Bonus or Registration Bonuses, as applicable. Any portion of the bonus(es) earned as a result of a Sale Event will be paid within 30 days following the Sale Event.

The following table presents information with respect to the Recognition Bonus, IPO Bonus and total Registration Bonuses for each of our named executive officers awarded to them by letters dated December 8, 2014:

Named Executive Officer	Recognition Bonus	IPO Bonus(1)	Total Registration Bonuses(2)
Robert E. Sobol	—	$662,208	$41,389
Nicolas Puro	—	468,048	42,552
Sunil Chada	—	161,424	40,351

(1)	The Measurement Date for the IPO Bonus is January 1, 2014 for Mr. Puro, February 1, 2014 for Dr. Sobol and March 1, 2014 for Dr. Chada. A portion of the IPO Bonus will be payable upon the completion of this offering, the remainder of the IPO Bonus will be payable in equal monthly installments over four years, subject to certain requirements.

(2)	One-third of the total Registration Bonuses shall be payable upon each of the dates on which Ad-p53, Ad-IL24 and Ad-VirRx 007 is registered with the FDA, subject to the terms and conditions described above.

Employee Benefit and Stock Plans

2015 Equity Incentive Plan

Our board of directors intends to adopt, and we expect our stockholders to approve, a 2015 Equity Incentive Plan, or the 2015 Plan. Subject to stockholder approval, the 2015 Plan will become effective the business day immediately prior to the effective date of the Registration Statement but is not expected to be utilized until after the completion of this offering. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the provisions of the 2015 Plan, a total of                 shares of our common stock are expected to be reserved for issuance pursuant to the 2015 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under our 2015 Plan will also include (i) the number of shares reserved but unissued pursuant to any awards granted under our 2014 Stock Option and Grant Plan as of the effective date of the Registration Statement plus (ii) any shares subject to stock options or similar awards granted under the 2014 Stock Option and Grant Plan that, after the effective date of the Registration Statement, expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2014 Stock Option and Grant Plan that are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2015 Plan pursuant to (i) and (ii) is                 shares). In addition, shares may become available under the 2015 Plan under the following two paragraphs.

Subject to the provisions of the 2015 Plan, the number of shares available for issuance under the 2015 Plan will also include an annual increase on the first day of each fiscal year beginning in 2016, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock on the last day of our immediately preceding fiscal year; or

•	such number of shares determined by our board.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2015 Plan. With respect to stock appreciation rights, only shares actually issued will cease to be available under the 2015 Plan and all remaining shares will remain available for future grant or sale under the 2015 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2015 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2015 Plan.

Plan Administration. Our board, or one or more committees appointed by our board, will administer the 2015 Plan, or the administrator. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2015 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3.

Subject to the provisions of our 2015 Plan, the administrator will have the power to administer the 2015 Plan, including, but not limited to, the power to interpret the terms of the 2015 Plan and awards granted thereunder, to create, amend and revoke rules relating to the 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under the 2015 Plan. The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our common stock on the date of grant.

The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2015 Plan, the administrator will determine the terms of all other options.

The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised after the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation right agreement. However, in no event may a stock appreciation right be exercised after the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us; provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2015 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the restrictions of our 2015 Plan, the administrator will determine the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will set performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or before the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the date of grant. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Outside Directors. Our 2015 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. Our 2015 Plan will provide that in any given fiscal year a non-employee director will not receive (i) cash-settled awards having a grant date fair value greater than $            , increased to $             in connection with his or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $            , increased to $             in connection with his or her initial service, in each case, as determined under generally accepted accounting principles.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2015 Plan generally will not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2015 Plan and the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2015 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable. To the extent it has not been previously exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2015 Plan will provide that in the event of a merger or change in control, as defined in the 2015 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at     % of target levels and such awards will become fully exercisable, if applicable, for a specified period of time prior to the transaction. The award will then terminate upon the expiration of the specified period of time. With respect to awards granted to an outside director that are assumed or substituted for, if following such assumption or substitution the service of an outside director is terminated, other than pursuant to a voluntary resignation, then his or her options, and stock appreciation rights, if any, will fully vest and become immediately exercisable, all restrictions on his or her restricted stock or restricted stock units will lapse, and with respect to awards with performance-based vesting, all performance goals or vesting criteria will be deemed achieved at     % of target levels, and all other terms and conditions met.

Amendment, termination. The administrator will have the authority to amend, suspend or terminate the 2015 Plan provided such action will not impair the existing rights of any participant. The 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

2014 Stock Option and Grant Plan

Our board of directors adopted our 2014 Plan in April 2014 and amended it in December 2014. The 2014 Plan was approved by our stockholders in December 2014. Our 2014 Plan permits the grant of incentive stock options, within the meaning Section 422 of the Internal Revenue Code, to our employees and any of our subsidiary corporations’ employees, and for the grant of non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to our employees, directors and consultants and our subsidiary corporations’ employees, directors and consultants.

Authorized Shares. The maximum aggregate number of shares issuable under the 2014 Plan is 2,000,000 shares of our common stock. Shares underlying awards that are forfeited, canceled, withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the company prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise) will be added back to the number of shares available for issuance under the 2014 Plan.

As of February 28, 2015, options to purchase 1,380,000 shares of our common stock were outstanding under our 2014 Plan and 620,000 shares of our common stock remained available for future grant under the 2014 Plan. We will not grant any additional awards under our 2014 Plan following this offering and will instead grant awards under our 2015 Plan; however, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Plan Administration. The 2014 Plan is administered by our board which, at its discretion may delegate such administration to one or more committees consisting of at least two directors, referred to as the administrator.

Subject to the provisions of our 2014 Plan, the administrator has the power (i) to select the individuals to whom awards may from time to time be granted; (ii) to determine when and how many awards are granted to any one or more persons; (iii) to determine the number of shares covered by and the exercise or purchase price of any award; (iv) to determine and modify the terms and conditions of any award and to approve the form of award agreements; (v) to accelerate at any time the exercisability or vesting of all or any portion of any award; (vi) to impose any limitations on awards, including limitations on transfers, repurchase provisions and the like, and to exercise repurchase rights or obligations; (vii) subject to any restrictions imposed by Section 409A of the Internal Revenue Code, to extend at any time the period in which options may be exercised; and (viii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the 2014 Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the 2014 Plan and any award (including related written instruments); to make all determinations it deems advisable for the administration of the 2014 Plan; to decide all disputes arising in connection with the 2014 Plan; and to otherwise supervise the administration of the 2014 Plan. The administrator’s decisions, determinations and interpretations will be final and binding on all participants.

Stock Options. The administrator may grant incentive and/or non-qualified stock options under our 2014 Plan; provided that incentive stock options are only granted to employees. An option must have an exercise of at least 100% of the fair market value of our common stock on the grant date and may not have a term in excess of 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of any parent or subsidiary, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, promissory note, or net exercise. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The terms and conditions of each award will be set forth in an award agreement.

Restricted Stock. Restricted stock may be granted or sold at par value or such other purchase price determined by the administrator under our 2014 Plan. The administrator shall determine the restrictions and conditions applicable to such restricted stock award at the time of grant. The terms and conditions of each award will be determined by the administrator at the time of grant including the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the substantial risk of forfeiture will lapse and the shares will become vested. Upon execution of an award agreement and payment of any applicable purchase price, a grantee of restricted stock will be considered the record owner of such stock and will be entitled to receive all dividends and any other distributions declared on the shares. Shares of restricted stock that do not vest for any reason may be repurchased by us. The terms and conditions of each award will be set forth in an award agreement.

Unrestricted Stock Awards. The administrator may, in its sole discretion, grant or sell at par value or such other purchase price determined by the administrator, an unrestricted stock award under the 2014 Plan. Unrestricted stock awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

Restricted Stock Units. Restricted stock units may be granted under the 2014 Plan. The administrator will determine the restrictions and conditions applicable to each restricted stock unit at the time of grant. Vesting conditions may be based on continuing employment (or other service), achievement of pre-established performance goals and objectives and/or such criteria as the administrator may determine. The terms and conditions of each award will be set forth in an award agreement.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the administrator will make an appropriate and equitable or proportionate adjustment to the maximum number of shares reserved for issuance under the 2014 Plan, the number and kind of shares or other securities subject to any then outstanding awards under the 2014 Plan, the repurchase price, if any, and the exercise price for each share subject to outstanding options.

Sale Event. Our 2014 Plan provides that in the event of a Sale Event (as defined in the 2014 Plan), the 2014 Plan and all awards thereunder will terminate or be forfeited unless provision is made for the assumption or continuation of such awards by the successor entity, or the substitution of such awards. In the event of the termination of all options, each option holder shall be permitted, within a specified period of time prior to the Sale Event, to exercise all such options which are then exercisable or will become exercisable at the effective time of the Sale Event. In the event of a Sale Event, the company may make or provide for a cash payment to the holder of options equal to the difference between (i) the value of the consideration payable per share of common stock in the Sale Event multiplied by the number of shares subject to the outstanding portion of the option (to the extent then-vested and exercisable, including by reason of acceleration in connection with the Sale Event) minus (ii) the aggregate exercise price of such option.

Plan Amendment, Termination. Our board has the authority to amend or discontinue the 2014 Plan provided such action will not impair the existing rights of any participant without the participant’s consent.

401(k) Plan

We do not currently offer a 401(k) plan. Upon the completion of the offering, we anticipate that we will establish a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions since January 1, 2012, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Promissory Notes and Credit Facility

From November 2009 to December 2014, we entered into a series of agreements with our majority stockholder, Pope Investments II, LLC, or Pope, pursuant to which we issued a series of promissory notes, due on demand, in the aggregate amount of $5.9 million. Some of these promissory notes bore interest at a rate of 1% per annum; the remainder were interest-free. In December 2014, pursuant to a note conversion agreement, the outstanding balance of all promissory notes issued to Pope, together with all accrued and unpaid interest due and payable on such notes, was converted into an aggregate of 5,370,941 shares of our common stock.

Concurrent with the note conversion agreement and the conversion of the notes described above, we entered into a credit facility agreement with Pope pursuant to which we may borrow up to an aggregate of $10 million from Pope in exchange for the issuance of promissory notes and warrants to purchase our common stock. As of February 28, 2015, we have issued an aggregate of approximately $0.4 million in notes pursuant to the credit facility with an annual interest rate of 6% per annum. In connection with the amount drawn under the credit facility as of February 28, 2015, we have issued warrants to Pope to purchase 29,453 shares of common stock with an exercise price of $12.50 per share. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.”

Stock Option Grants to Executive Officers

We have granted stock options to our executive officers. For a description of these options, see the section titled “Executive Compensation — Executive Employment Arrangements.”

Officer Bonuses

Certain of our executive officers are eligible to receive cash bonuses upon and after the completion of this offering that are dependent either on the passage of time or on the achievement of regulatory milestones. For a description of these bonuses, see the section titled “Executive Compensation — Special Bonuses.”

Executive Employment Arrangements

We have entered into arrangements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the section titled “Executive Compensation — Executive Employment Arrangements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

We will adopt a formal written policy, to be effective upon the completion of this offering, providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below.

In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Certain transactions will not require audit committee approval, including certain employment arrangements of executive officers; director compensation; transactions with another company for which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year; transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis; and transactions available to all employees generally.

We did not have a formal review and approval policy for related party transactions at the time of the transactions described above. It is our intention to ensure that, upon the completion of this offering, all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 28, 2015, as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information below is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 15,370,941 shares of common stock outstanding as of February 28, 2015. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of February 28, 2015. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MultiVir Inc., 410 Pierce Street, Suite 325, Houston, Texas 77002.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
5% Stockholders:
Pope Investments II, LLC(1)	14,900,934	96.8	14,900,934
Executive Officers and Directors:
Robert E. Sobol(2)	666,680	4.3	666,680
Nicholas Puro(3)	120,325	*	120,325
Max W. Talbott(4)	21,815	*	21,815
Sunil Chada(5)	15,285	*	15,285
William P. Wells(1)	14,900,934	96.8	14,900,934
Charles J. Beech	—	*	—
Suneel Mahajan	—	*	—
Casey S. McCandless(1)	—	*	—
Paul Quadros	—	*	—
Victor Schmitt	—	*	—
All executive officers and directors as a group (10 persons)(6)	15,724,499	100.0	15,724,499

*	Represents beneficial ownership of less than one percent (1%).

(1)	Consists of 14,870,941 shares of common stock owned by Pope Investments II, LLC, or Pope, of which 5,370,941 were issued upon the conversion of our promissory notes held by Pope in December 2014, and

29,453 shares of common stock subject to warrants to purchase common stock held by Pope exercisable within 60 days of February 28, 2015. Mr. Wells is the president and primary portfolio manager of Pope Asset Management, LLC, the general partner of Pope and exercises voting and dispositive power over the shares held by Pope. Mr. McCandless is a vice president of Pope and does not exercise voting or dispositive power over the shares held by Pope. The address for Pope is 5100 Poplar Avenue, Suite 805, Memphis, Tennessee, 38137.

(2)	Consists of (i) 500,000 shares held as record by Dr. Sobol and (ii) 166,680 shares of common stock subject to options held by Dr. Sobol exercisable within 60 days of February 28, 2015.

(3)	Consists of 120,325 shares of common stock subject to options held by Mr. Puro exercisable within 60 days of February 28, 2015.

(4)	Consists of 21,815 shares of common stock subject to options held by Dr. Talbott exercisable within 60 days of February 28, 2015.

(5)	Consists of 15,285 shares of common stock subject to options held by Dr. Chada exercisable within 60 days of February 28, 2015.

(6)	Consists of (i) 15,370,941 shares beneficially owned by our executive officers and directors and (ii) 324,105 shares of common stock subject to options held by our executive officers and directors exercisable within 60 days of February 28, 2015 and (iii) 29,453 shares of common stock subject to warrants to purchase common stock held by our executive officers and directors exercisable within 60 days of February 28, 2015.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our authorized capital stock will consist of                 shares, with a par value of $0.001 per share, of which:

•	shares will be designated as common stock; and

•	shares will be designated as preferred stock.

Our board of directors will be authorized, without stockholder approval, except as required by the listing standards of NASDAQ, to issue additional shares of our capital stock.

As of February 28, 2015, we had outstanding 15,370,941 shares of common stock, held by two stockholders of record. In addition, as of February 28, 2015, we had outstanding options to acquire 1,380,000 shares of our common stock, and warrants to acquire 29,453 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to                 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Option Awards

As of February 28, 2015, there were 1,380,000 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our equity plans with an exercise price of $4.68 per share.

Warrants

As of February 28, 2015, we had outstanding warrants to purchase 29,453 shares of our common stock with an exercise price of $12.50 per share.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above under “— Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see “Management — Board Composition.” Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Amendment of Charter Provision. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, New York, New York 10004, and its telephone number is (212) 509-4000.

Exchange Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “MVIR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital in the future.

Based on 15,370,941 shares outstanding as of February 28, 2015, upon the completion of this offering, a total of                 shares of common stock will be outstanding assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock and no exercise of outstanding options. Of these shares, all of the shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market stand-off agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, following the expiration of the lock-up period, all shares subject to such provisions and agreements will be available for sale in the public market only if registered or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the restricted shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the restricted shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell (subject to the requirements of the lock-up agreements, as described below), within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701, as currently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of substantially all of our common stock, have agreed that, without the prior written consent of RBC Capital Markets, LLC on behalf of the underwriters, we and they will not, subject to specified exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction designed to, or reasonably expected to, have the same effect (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, any shares of our common stock or any other securities convertible into, or exercisable or exchangeable for our common stock;

•

establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any shares of our common stock or any other securities convertible into, or exercisable or exchangeable for our common stock; or

•	publicly announce an intention to do any of the foregoing.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of their ownership and disposition of our common stock purchased in this offering but is for general information only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	tax-qualified retirement plans;

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of purchasing, owning and disposing of shares of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are a beneficial owner of our common stock other than:

•	an individual citizen or resident of the United States (for tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transitional rules are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2015, among us, RBC Capital Markets, LLC, as the representative of the underwriters named below and the book-running manager of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $             per share of common stock. After the offering, the initial public offering price, the concession to dealers or any other term of the offering may be changed by the representative. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid by us and proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase              additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	Without Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions to be paid by us(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

(1)	This amount does not include payment to Perella Weinberg Partners LP, or Perella Weinberg, for advising us in connection with this offering, of 0.60% of the gross proceeds from the offering (or $ , assuming the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus) payable upon the completion of the offering. Perella Weinberg is a Financial Industry Regulatory Authority, Inc., or FINRA, member. See “— Relationship with Perella Weinberg.”

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We have also agreed to reimburse the underwriters for certain FINRA-related expenses in an amount up to $            .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “MVIR.”

Over-allotment Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions, to cover over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

Pursuant to certain lock-up agreements, we, our officers, directors and holders of substantially all of our outstanding capital stock have agreed, subject to specified exceptions, not to:

•

offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction designed to, or reasonably expected to, have the same effect (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including, the filing (or participation in the filing) of a registration statement with the SEC in respect of any shares of our common stock or any other securities convertible into, or exercisable or exchangeable for our common stock;

•

establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any shares of our common stock or any other securities convertible into, or exercisable or exchangeable for our common stock; or

•	publicly announce an intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus without the prior written consent of the representative.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representative may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option to purchase additional shares.

“Naked” short sales are sales in excess of the over-allotment option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationship with Perella Weinberg

We have engaged Perella Weinberg, a FINRA member, to serve as our financial advisor in connection with this offering. We expect to pay Perella Weinberg, upon the completion of this offering, aggregate fees of 0.60% of the gross proceeds from the offering (or $            , assuming the sale of              shares of common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) for its services. We have also agreed to reimburse Perella Weinberg for certain expenses incurred in connection with the engagement not to exceed $30,000 without our prior written consent. The services provided by Perella Weinberg included customary business and financial analysis, assistance in preparing information materials regarding the offering, coordinating diligence sessions and advising us with respect to the marketing and structuring of this offering. Perella Weinberg is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Perella Weinberg will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Residents of Canada

The securities may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, an offer to the public of any shares of common stock that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cooley LLP, Palo Alto, California, is acting as counsel to the underwriters.

EXPERTS

The financial statements of MultiVir Inc. at December 31, 2013 and 2014, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.multivir.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or that can be accessed through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

MULTIVIR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

MultiVir Inc.

We have audited the accompanying consolidated balance sheets of MultiVir Inc. as of December 31, 2013 and 2014, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MultiVir Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

MetroPark, New Jersey

March 4, 2015

MULTIVIR INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2014
ASSETS

Current assets:
Cash	$24,031	$506,739
Prepaid expenses and other current assets	2,047	6,856

Total current assets	26,078	513,595
Deferred offering costs	—	998,436
Other assets	—	2,200

Total assets	$26,078	$1,514,231

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Notes payable to stockholders	$3,755,251	—
Accounts payable and accrued expenses	323,853	1,821,023

Total current liabilities	4,079,104	1,821,023
Stock-based award liabilities	96,352	70,361

Total liabilities	4,175,456	1,891,384

Commitments and contingencies (Note 10)

MultiVir Inc. Stockholders’ deficit:
Common stock, $0.001 par value, 10,000,000 and 20,000,000 shares authorized at December 31, 2013 and 2014, respectively; 10,000,000 and 15,370,941 shares issued and outstanding at December 31, 2013 and 2014, respectively	10,000	15,371
Additional paid-in capital	—	6,704,847
Accumulated deficit	(4,149,878)	(7,094,371)
Common stock subscription	(9,500)	—

Total MultiVir Inc. Stockholders’ deficit	(4,149,378)	(374,153)
Noncontrolling interest	—	(3,000)

Total stockholders’ deficit	(4,149,378)	(377,153)

Total liabilities and stockholders’ deficit	$26,078	$1,514,231

See Accompanying Notes.

MULTIVIR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2014
Operating expenses:
Research and development	$705,084	$1,674,492
General and administrative	263,338	1,262,104
Loss in equity investment	35,652	—

Total operating expenses	1,004,074	2,936,596

Loss from operations	(1,004,074)	(2,936,596)
Interest expense	(13,810)	(10,897)

Net loss	$(1,017,884)	$(2,947,493)
Less: Net loss attributable to noncontrolling interest	—	3,000

Net loss attributable to MultiVir Inc. Stockholders	$(1,017,884)	$(2,944,493)

Basic and diluted net (loss) income per weighted average common share attributable to controlling stockholder	$(0.10)	$(0.11)

Basic and diluted net loss per weighted average common share attributable to noncontrolling stockholder	$(0.10)	$(3.76)

Basic and diluted weighted average number of common shares outstanding attributable to controlling stockholder	9,500,000	9,912,017

Basic and diluted weighted average number of common shares outstanding attributable to noncontrolling stockholder	500,000	500,000

See Accompanying Notes.

MULTIVIR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Common Stock Subscription	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2012	10,000,000	$10,000	—	$(3,131,994)	$(9,500)	—	$(3,131,494)
Net loss in 2013	—	—	—	(1,017,884)	—	—	(1,017,884)

Balance at December 31, 2013	10,000,000	10,000	—	(4,149,878)	(9,500)	—	(4,149,378)
Net loss in 2014	—	—	—	(2,944,493)	—	(3,000)	(2,947,493)
Reclassification of liability share-based awards	—	—	452,478	—	—	—	452,478
Stock based compensation	—	—	278,674	—	—	—	278,674
Issuance of common stock for the extinguishment of notes payable to stockholder	5,370,941	5,371	5,973,695	—	—	—	5,979,066
Receipt of stock subscription	—	—	—	—	9,500	—	9,500

Balance at December 31, 2014	15,370,941	$15,371	$6,704,847	$(7,094,371)	—	$(3,000)	$(377,153)

See Accompanying Notes.

MULTIVIR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2014
Cash Flows From Operating Activities
Net loss	$(1,017,884)	$(2,947,493)
Adjustments to reconcile net loss to net cash used by operating activities:
Stock-based compensation expense	72,266	705,161
Write off of note payable to stockholder	—	(1,332)
Changes in operating assets and liabilities:
Prepaid expenses	(2,047)	(4,809)
Other assets	—	(2,200)
Accounts payable and accrued expenses	132,124	568,684

Net cash used by operating activities	(815,541)	(1,681,989)

Cash Flows From Financing Activities
Proceeds from notes payable to stockholders	834,630	2,180,381
Payment of deferred offering costs	—	(4,250)
Payment of legal fees related to debt extinguishment	—	(20,934)
Proceeds from stock subscription	—	9,500

Net cash provided by financing activities	834,630	2,164,697

Net increase in cash	19,089	482,708
Cash at beginning of year	4,942	24,031

Cash at end of year	$24,031	$506,739

Supplemental disclosure for non-cash activities:
Accrued offering costs	—	$994,186

Reclassification of stock-based award liability to equity	—	$452,478

Extinguishment of notes payable and accrued interest to stockholder.	—	$6,000,000

See Accompanying Notes.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE  1— ORGANIZATION AND DESCRIPTION OF BUSINESS

MultiVir Inc. (together with its subsidiary, the “Company”) is a clinical-stage gene therapy company developing a pipeline of novel product candidates for the treatment of multiple oncological indications. The Company is developing gene therapy and oncolytic viral technologies that target some of cancer’s most fundamental molecular defects.

The Company has not generated revenue to date. The Company’s cash balance was $506,739 at December 31, 2014. The Company has incurred operating losses and negative cash flows from operations in nearly every fiscal period since inception, and expects operating losses and negative cash flows to continue into the foreseeable future. The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to realize assets and settle liabilities and commitments in the normal course of business. In December 2014, the Company entered into a $10 million credit facility with its majority stockholder. (Refer to Note 3—Notes Payable to Stockholders for further information). The Company currently expects that borrowings under the credit facility along with its existing cash will be sufficient to fund its operations for at least the next 12 months.

The Company was organized as a Delaware corporation under the name of p53 Inc. on November 5, 2009 and subsequently changed its name to MultiVir Inc. on November 13, 2013. From its inception, the Company has devoted substantially all its efforts to business planning, recruiting management and technical staff, acquiring operating assets, research and development of its pipeline, preparing to commence clinical trials and raising capital.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

In May 2014, in connection with the amendment of an existing licensing agreement with Columbia University related to the development of the Ad-IL24 program, the Company formed a corporation named MDA7, Inc., 85% of which is owned by the Company and 15% of which is owned by Columbia University. Pursuant to the amendment between the Company and Columbia, any future funding of the Ad-IL24 program will be dilutive to the stockholder who does not participate in the funding on a pro rata basis. The accompanying consolidated financial statements as of and for the year ended December 31, 2014 includes the accounts of MDA7, Inc. All intercompany transactions and balances have been eliminated upon consolidation.

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s product candidates, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products, the Company’s ability to negotiate favorable

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital. If the Company does not successfully commercialize any of its product candidates, it will be unable to generate recurring product revenue or achieve and maintain profitability.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The Company also estimates stock-based compensation expense, including the fair value of the Company’s common stock and the related stock-based award liability at the end of each period.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker or decision making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as one operating segment, which is the business of developing novel cancer treatments.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

At times, the Company maintains cash balances at financial institutions in amounts that exceed federally insured limits.

Deferred Offering Costs

As of December 31, 2014, the Company had $998,436 of deferred offering costs representing legal, accounting and other costs directly attributable to the Company’s proposed initial public offering and capitalized as long term assets. Future costs will be deferred until the completion of such offering, at which time they will be reclassified to additional paid-in capital as a reduction of the proceeds. If the Company terminates its plan for an initial public offering any costs deferred will be expensed.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level (Level 3 being the lowest) of any input that is significant to the fair value measurement. Valuation techniques are used to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts reported in the accompanying consolidated financial statements for notes payable to stockholders, accounts payable and accrued expenses approximate their respective fair values due to their short-term maturities. The Company did not hold any financial instruments recognized at fair value at December 31, 2013 and 2014.

Income Taxes

Income taxes are computed using the liability method. Under this method, income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities. Deferred income tax assets and liabilities are computed for those differences between the financial and tax bases of assets and liabilities that have future tax consequences using the currently enacted tax laws and rates. Valuation allowances are established, if necessary, to reduce the deferred tax asset to an amount that will more likely than not be realized. Deferred tax assets and liabilities are classified as current and noncurrent based on the classification of the related assets or liabilities for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. As of December 31, 2014, the Company had not been notified of any income tax related audits. As of December 31, 2013 and 2014, the Company had not recorded any liabilities for uncertain tax positions and therefore, no interest or penalties therewith. In the event the Company determines that accrual of interest or penalties are necessary in the future, the amount will be presented as a component of income tax expense.

The Company files income tax returns with the U.S. federal government and with various state and local governments. All of the Company’s historic tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of net operating losses and credit carryforwards.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

Investment in VirRx, Inc.

The Company owns a non-consolidated 50% equity interest in VirRx, Inc., a Delaware corporation (“VirRx”). VirRx is a variable interest entity formed to develop Ad-VirRx 007, an adenovirus-based product candidate.

VirRx qualifies as a variable interest entity as it does not have enough equity to finance its ongoing development of Ad-VirRx 007 without additional subordinated financial support. VirRx’s board of directors is comprised of two members, one appointed by the Company and the other by the owners of the remaining 50% equity interest. All significant operating decisions are made by the board of directors. As such, there is no primary beneficiary and VirRx has not been consolidated in these financial statements. The Company’s investment in VirRx is accounted for under the equity method of accounting, whereas the original investment was recorded at cost and subsequently adjusted for the Company’s proportionate share of undistributed losses.

The Company does not have any guarantees or commitments related to its investment in VirRx. While the Company may invest or loan additional funds to VirRx in the future, it has no obligation to do so. The Company’s maximum exposure to loss is the value of its equity investment in VirRx which was $0 at December 31, 2013 and 2014 given recurring losses incurred.

The summarized financial information of VirRx is as follows:

	December 31
	2013	2014
Current assets	$70,357	$35,161
Non-current assets	458	153
Current liabilities	350,332	350,003

	Years Ended December 31
	2013	2014
Loss from continuing operations	$(89,461)	$(35,438)
Net loss	(89,461)	(35,438)

Research and Development Costs

Research and development expenses include certain consulting costs, stock-based compensation expense, laboratory supplies, external contract research and development expenses, including expenses incurred under agreements with third-party clinical research organizations, contract research organizations (“CROs”), the cost of acquiring, developing and manufacturing clinical study materials, and overhead expenses, including rent, equipment depreciation, insurance and utilities.

Research and development costs are expensed as incurred. Advance payments for goods or services for future research and development activities are deferred and expensed as the goods are delivered or the related services are performed. The Company estimates preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions and CROs that conduct and

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

manage preclinical studies and clinical trials on the Company’s behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. The Company estimates the amounts incurred through communications with third-party service providers, and the Company’s estimates of accrued expenses as of each balance sheet date are based on information available at the time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly.

Stock-based Compensation

The Company recognizes stock-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards in accordance with ASC 718, Stock Compensation. The grant-date fair value of the award is recognized as compensation expense ratably over the requisite service period, which generally equals the vesting period of the award, and if applicable, is adjusted for expected forfeitures. The grant-date fair value of performance-based stock options are recognized as compensation expense over the implicit service period using the accelerated attribution method once it is probable that the performance condition will be achieved. The fair value of these awards is calculated using the Black-Scholes valuation model.

The Company accounts for options issued to non-employees under ASC 505 Equity-Based Payments to Non-Employees. As such, the value of such options is periodically remeasured and income or expense is recognized over their vesting terms. Compensation cost related to awards with service-based vesting schedules is recognized using the straight-line method.

Certain awards granted require the Company to use liability accounting because the Company did not observe the required corporate formalities for the grant of awards and did not have sufficient authorized shares to issue underlying shares of common stock at the award grant date. These awards are classified as a liability and are remeasured at fair value at the end of each reporting period until such time they are deemed to be equity instruments or expire. Changes in fair value are included in loss from operations in the consolidated statements of operations.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Account Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASU 2014-09 provides that an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This new guidance must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. This update will be effective for the Company retrospectively beginning in the first quarter of fiscal 2017 with early adoption not permitted. The Company is currently evaluating the methods of adoption and assessing the impact of this standard on its operations.

In June 2014, the FASB issued ASU No. 2014-10, Development Stage Entities (Topic 915) (ASU 2014-10), which removes the definition of a development stage entity from the Master Glossary of the

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities under U.S. GAAP. This eliminated the requirement for the Company to (1) present inception-to-date information in the statements of income, cash flows and stockholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose the first year in which the entity is no longer a development stage entity that in prior years it has been in the development stage. This amendment should be applied retrospectively for annual reporting periods beginning after December 15, 2014, though early application is permitted for any annual reporting periods for which the entity’s financial statements have not yet been issued. The Company has adopted early application and reflected it in these financial statements.

NOTE 3 — NOTES PAYABLE TO STOCKHOLDER

The Company had numerous notes payable outstanding to its majority stockholder (“Pope”), some of which accrued interest at 1% per annum, while others had no stated interest rate. The notes were due on demand and unsecured. Accrued interest on these notes was $54,802 at December 31, 2013. On December 4, 2014, the Company and Pope entered into a note conversion agreement pursuant to which Pope agreed to extinguish the outstanding principal balance of all notes issued by the Company to Pope in the amount of $5,934,301 plus all interest accrued thereon through October 15, 2014 in the amount of $65,699 (all interest accrued subsequent to October 15, 2014 was cancelled), in exchange for 5,370,941 shares of common stock. In connection with the extinguishment, the Company recorded $36,157,447 in deemed dividend, within additional paid-in capital, which represents the difference between the fair value of the shares of common stock issued to Pope and the carrying value of all notes plus interest thereon on as of the date of the extinguishment.

In December 2014, the Company obtained an unsecured line of credit in the amount of $10 million from Pope. The principal amount of all loans under the credit facility and interest earned thereon, are repayable upon the earlier of December 31, 2016 or a change of control or default, each as defined in the credit facility agreement. The outstanding principal balance under the credit facility will accrue interest at the rate of 6% per annum which is payable at maturity. In addition, under the terms of the credit facility the Company agreed to issue Pope warrants to purchase 0.08 shares of common stock for each $1.00 lent under the credit line at a warrant exercise price of $12.50 per share. The Company had not drawn upon this line of credit at December 31, 2014.

NOTE 4 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31,
	2013	2014
Accrued professional fees	$38,071	$290,129
Accrued consultant fees	206,586	453,749
Accrued offering costs	—	994,186
Accrued interest on notes payable to stockholder	54,802	—
Miscellaneous other	24,394	82,959

Total	$323,853	$1,821,023

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

NOTE 5 — SIGNIFICANT AGREEMENTS

Introgen Asset Purchase Agreement

In October 2009, a stockholder of the Company purchased from the estate of Introgen Therapeutics, Inc., debtor pursuant to an order of the Bankruptcy Court of the Western District of Texas, Austin Division, and subsequently assigned to MultiVir, for $1,144,134 in notes payable by MultiVir, ownership of certain therapeutic patents and other sensitive biological material, including patents and intellectual property related to Ad-p53, Ad-IL 24, and Ad-VirRx 007. Upon commercialization of Ad-p53, Ad-IL24, and/or Ad-VirRx 007, the Company will pay a royalty of $5 million when net revenues from all three products in total first exceed $50 million, an additional $5 million when revenues first exceed $100 million and an additional $20 million when net sales first exceed $500 million.

License Agreements

MD Anderson Cancer Center

In November 2009, the Company acquired Introgen’s rights and obligations under an exclusive license agreement with the Board of Regents of the University of Texas Systems and The University of Texas MD Anderson Cancer Center (“the MD Anderson Agreement”), entered into in July 1994, as amended. Under the MD Anderson Agreement, the Company obtained exclusive, worldwide rights to certain MD Anderson Cancer Center patents and applications pertaining to p53 gene therapy, including the first right (but not the obligation) to enforce such patents without requiring MD Anderson Cancer Center’s consent. Additionally, the Company obtained non-exclusive rights to technical information, know-how, biological materials, methods, formula and other non-patented technology of MD Anderson Cancer Center related to the licensed patents and applications. It was determined that the in process research and development (“IPR&D”) assets purchased from Pope had no alternative future uses and were expensed as incurred as research and development costs.

Upon commercialization of the Company’s products covered by the licensed intellectual property, which the Company expects would include its Ad-p53 product candidate, the Company will be obligated to pay MD Anderson Cancer Center a low single-digit royalty on net sales of any such product in any particular country for the life of any patents covering the product in the country of sale or the life of patents covering the product in the United States, Japan and certain European countries, whichever is longer.

Starting in July 1999, MD Anderson Cancer Center may terminate the exclusivity of the license granted to the Company in any country in the world if the Company cannot demonstrate within six months of receiving notice from MD Anderson Cancer Center that the Company is using commercially reasonable efforts to commercialize a licensed product in such country and it fails to cure such default within six months. The Company may demonstrate that it is using reasonable efforts to meet the market demand worldwide if it has an active and ongoing program directed toward the development, marketing or sublicensing of a licensed product in the United States, Japan or Europe.

Absent early termination, the MD Anderson Agreement will expire upon the expiration of all issued patents and filed patent applications within the licensed patent rights. Upon expiration of the MD Anderson Agreement, the license grant to the Company will become fully paid-up and non-exclusive. The longest-lived patent rights licensed to the Company under the MD Anderson Agreement are currently expected to expire on March 27, 2026.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

The Company may unilaterally terminate the MD Anderson Agreement at any time after 60 days prior notice. MD Anderson Cancer Center may terminate the agreement in the event the Company breaches any payment obligation or the Company engages in the unauthorized use of the MD Anderson Cancer Center name which remains uncured after 30 days of receiving written notice of such breach or upon any other breach which remains uncured after 90 days of receiving written notice of such breach. MD Anderson Cancer Center may terminate the agreement in the event the Company becomes subject of a voluntary or involuntary petition in bankruptcy.

Columbia University

In November 2009, the Company acquired Introgen’s rights and obligations under an exclusive license agreement with the Trustees of Columbia University (“Columbia,”) entered into in July 1999 (“the Columbia Agreement”). The Columbia Agreement was amended in 2000, 2001 and 2011. Under the Columbia Agreement, the Company obtained exclusive, worldwide rights to certain patents and applications pertaining to the MDA-7 gene for use in gene therapy applications, excluding prophylactic uses, such uses including the first right (but not the obligation) to enforce such patents without Columbia’s consent). The Columbia licensed patent portfolio includes at least 27 U.S. and foreign issued and allowed patents and has no pending patent application. Additionally, the Company obtained exclusive rights to technical information, know-how, biological materials, methods, formula and other non-patented technology of Columbia related to the licensed patents. It was determined that the IPR&D assets purchased from Pope had no alternative future uses and were expensed as incurred as research and development costs.

Pursuant to the 2011 amendment, all of the development milestones to which the Company was obligated were deleted in their entirety from the agreement. Additionally, the Company agreed with Columbia to form a subsidiary corporation which has been named MDA7, Inc. This subsidiary is owned 85% by the Company and 15% by Columbia. MDA7, Inc. been funded primarily by the Company. Pursuant to the 2011 amendment between the Company and Columbia, any funding of the Ad-IL24 program will be dilutive to a stockholder who does not participate in the funding on a pro rata basis. Future funding to further develop the Ad-IL24 program will be required. The Company anticipates participating in such funding in an amount at least equal to the Company’s pro rata percentage. Under the 2011 amendment, MDA7, Inc. is obligated to use commercially reasonable efforts to develop and/or commercialize at least one licensed product under the Columbia Agreement.

In addition to payments already made to Columbia prior to the 2011 amendment, upon commercialization of the Company’s products covered by the licensed intellectual property, which the Company expects would include the Company’s Ad-IL24 product candidate, the Company will be obligated to pay Columbia tiered royalties on net sales of all products commercialized by it or its sublicensees under the agreement at percentages ranging in the mid-single digits depending on the aggregate annual net sales for the life of any patents covering the product and up to $1,000,000 upon the first achievement of a specified commercial milestone, if any. The royalties payable to Columbia are subject to a reasonable allocation reduction for any third-party payments required to be made.

The Company may unilaterally terminate the license agreement at any time. Either party may terminate the agreement in the event of breach by the other party which remains uncured after 90 days of receiving written notice of such breach. Either party may terminate the license agreement in the event the other party becomes subject of a voluntary or involuntary petition in bankruptcy which remains uncured after 60 days of receiving written notice of such breach.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

Absent early termination, the agreement will automatically terminate upon the expiration of all issued patents and filed patent applications within the patent rights covered by the agreement. The license grant ceases in connection with any such termination. The longest-lived patent rights licensed to the Company under the agreement may expire in 2017, with one potential foreign patent that may expire as late as 2024.

Merck

In August 2012, the Company entered into a non-exclusive license, (“the Merck Agreement”) with Merck Sharp & Dohme Corp. (“Merck”) pursuant to which the Company obtained a non-exclusive license to certain clinical data generated by Merck in its Phase 2 studies with its adenoviral p53 product candidate, SCH 58500, for use in the Company’s IND applications for the Company’s Ad-p53 product or other relevant products for the purpose of obtaining acceptance of such data for such product.

Merck will be paid $50,000 upon the first acceptance of the clinical data licensed from Merck by a regulatory authority. In addition, upon commercialization of each of the Company’s products in which the IND for such product included clinical data licensed from Merck, the Company will be obligated to pay Merck a low single digit royalty on net sales for 15 years from first commercial sale of such product within a country.

Either party may terminate the Merck Agreement in the event of the other party’s material breach which remains uncured after 30 days of receiving written notice of such breach or in the event the other party become subject of a voluntary or involuntary petition in bankruptcy and such petition is not dismissed with prejudice within 90 days after filing. Additionally, the Company may terminate the Merck Agreement if regulatory authorities do not accept the data licensed from Merck in support of Phase 2 clinical trials, or otherwise upon 90 days written notice to Merck.

Absent early termination, the agreement will automatically terminate upon the expiration of all royalty obligations under the agreement.

NOTE 6 — INCOME TAXES

Significant components of the Company’s deferred tax assets and liabilities were as follows:

	Year Ended December 31,
	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$1,075,940	$1,971,956
Clinical trial assets	279,833	279,833
Stock based compensation	37,577	312,590
Accrued expenses	100,046	58,787
Research and development tax credits	34,562	61,812

Total deferred tax assets, before valuation allowance	1,527,958	2,684,978
Valuation allowance	(1,527,958)	(2,684,978)

Net deferred tax asset, after valuation allowance	$—	$—

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

In assessing the Company’s ability to utilize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that these deferred tax assets will not be utilized and, accordingly, has established a full valuation allowance against them. The benefit of the net losses has not been recognized in the accompanying financial statements and has been fully offset by the valuation allowance.

The provision for income taxes differs from the amount using the federal statutory rate of 34% as follows:

	Year Ended December 31,
	2013	2014
Pretax book operating loss	$(1,017,884)	$(2,944,493)

Federal statutory rate	$(346,081)	$(1,001,128)
Permanent differences	(6,545)	4,079
State rate, net of federal benefit	(51,627)	(146,625)
Research and development credits	(11,816)	(27,250)
Change in valuation allowance	416,069	1,170,924

Income tax expense / benefit	—	—

The Company currently has net operating loss carryforwards of $5,056,296 available to offset future tax liabilities, which expire between 2029 and 2034. The Company currently has research credit carryforwards of $61,812 available to offset future tax liabilities, which expire between 2029 and 2034.

NOTE 7 — STOCK-BASED COMPENSATION

On November 1, 2012 the Company granted stock-based awards for 37,750 shares of common stock. The awards are exercisable anytime from the grant date and have a five year term. Each award represents a right to receive one share of the Company’s common stock upon exercise at the award strike price of $1.00 per share. These awards were accounted for as a liability as they were deemed to be cash settled as the Company did not observe the required corporate formalities for the grant of awards and did not have sufficient authorized shares of common stock available on the date of grant. The fair value of these awards was calculated using the Black-Scholes valuation model and is remeasured at fair value at the end of each reporting period with changes in fair value included in research and development expense in the statements of operations.

In April 2014, the Company adopted the 2014 Stock Option and Grant Plan (the “Plan”). The plan allows for the granting of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to the Company’s employees, directors and consultants. Upon adoption of the Plan, the number of shares of common stock reserved pursuant to the plan was 2,000,000.

On April 2, 2014, the Company issued stock-based awards to purchase 1,350,000 shares of common stock, par value $0.001 per share, at an exercise price of $3.34 per share that expire on April 1, 2024. The vested awards were accounted for as a liability as they were deemed to be cash settled as the Company did

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

not observe the required corporate formalities for the grant of awards and did not have sufficient authorized shares outstanding at the date of grant. The fair value of these awards was calculated using the Black-Scholes valuation model and is remeasured at fair value at the end of each reporting period with changes in fair value included in general and administrative and research and development expense in the statements of operations.

In June 2014, the Company amended its certificate of incorporation to increase the authorized share capital of the Company from 10,000,000 shares of common stock, par value $0.001 per share, to 20,000,000 shares of common stock, par value $0.001 per share.

On August 4, 2014, the Company issued options to purchase 1,380,000 shares of common stock, par value $0.001 per share, at an exercise price of $4.68 per share that expire on August 3, 2024. These options were granted to replace 30,000 stock-based awards granted in November 2012 and 1,350,000 stock-based awards issued on April 2, 2014. The vested awards were accounted for as a liability as they were deemed to be cash settled as the Company did not observe the required corporate formalities for the grant of awards and did not have sufficient authorized shares outstanding at the date of grant. The fair value of these awards issued in November 2012 and April 2, 2014 were remeasured on August 4, 2014 and the liability was reclassified to additional paid-in capital. Incremental compensation costs defined as the measure of excess, if any, of the fair value of the modified awards over the fair value of the original award immediately before its terms are modified, were included in total compensation costs and will be recognized over the remaining requisite service period. There are no incremental compensation costs from this modification.

The fair value of the remaining 7,750 awards issued on November 1, 2012 that were not replaced on August 4, 2014, was remeasured on December 31, 2014 with the change in fair value included in research and development expense in the statements of operations. The vested awards were accounted for as a liability as they were deemed to be cash settled as the Company did not observe the required corporate formalities for the grant of awards and did not have sufficient authorized shares outstanding at the date of grant.

The Company also grants performance-based stock awards. The grant-date fair value of the performance-based stock awards is recognized as compensation expense over the implicit service period using the accelerated attribution method once it is probable that the performance condition will be achieved. The grant-date fair value of these awards is calculated using the Black-Scholes valuation model. The Black-Scholes valuation model is affected by a number of complex and subjective variables. These variables include the Company’s expected stock price volatility, risk-free interest rates, expected dividends, the expected term of the awards, forfeitures and the fair value of the Company’s underlying common stock. The assumptions used in the Company’s pricing model represent management’s best estimates. These estimates involve inherent uncertainties and assumptions and the application of management’s judgment. If factors change and different assumptions are used, the Company’ stock-based compensation expense could be materially different in the future. These assumptions and estimates are as follows:

•

Expected volatility. Because the Company is a private entity with no historical data regarding the volatility of the Company’s common stock, the expected volatility used is based on volatility of a group of similar public companies over a period equivalent to the expected term of awards granted. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size. The Company did not rely on implied volatilities of traded awards in its peers’ common stock

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

because the volume of activity was low. The Company intends to continue to apply this process until a sufficient amount of historical information regarding the volatility of the Company’s own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free interest rate. The risk-free interest rate is based on zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term on the options.

•	Expected dividend yield. The Company has never declared or paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero.

•

Expected term. The Company derived the expected term using the “simplified” method (the expected term is determined as the average of the time-to-vesting and the contractual life of the options), as the Company has limited historical information to develop expectations about future exercise patterns and post vesting employment termination behavior. Expected term for non-employee awards is based on the remaining contractual term of an option on each measurement date.

•

Forfeitures. The Company estimates forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate prevesting award forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

•	Fair Value of Common Stock. Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock.

The fair value of the shares of common stock underlying the Company’s stock-based awards has been determined by the Company’s board of directors with input from management and third-party valuations. Given the absence of a public trading market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company’s board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at the time of grant a number of objective and subjective factors, including: independent third-party valuations of the Company’s common stock; the progress of the Company’s research and development activities; equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics; the likelihood of achieving a liquidity event, such as an initial public offering or merger or acquisition of the Company, given prevailing market and biotechnology sector conditions; the illiquidity of the Company’s securities by virtue of being a private company; and other factors commonly affecting valuation of private companies.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

The following table summarizes the weighted-average fair value of stock-based awards accounted for as liabilities and assumptions used in determining the fair value of stock-based awards granted.

	Years Ended December 31
	2013	2014
Expected volatility of stock	61.75%	65.32%
Risk-free interest rate	1.27%	1.10%
Expected dividend yield	—	—
Expected option term (in years)	3.83	2.83
Weighted-average fair value of stock-based awards granted	$2.54	$9.08

A summary of the activity of stock-based awards accounted for as liabilities for the years ended December 31, 2013 and 2014, is as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2012	37,750	$1.00	4.82
Granted	—	—
Forfeited	—	—

Outstanding at December 31, 2013	37,750	$1.00	3.83
Granted	1,380,000	$3.34
Forfeited	—	—
Cancellations	(1,410,000)	$3.34

Outstanding at December 31, 2014	7,750	$1.00	2.83
Vested and exercisable at December 31, 2014,	7,750	$1.00	2.83	$69,983

Compensation expense for stock-based awards accounted for as liabilities of $72,266 and $284,710 was recorded as research and development expense in the consolidated statements of operations for the years ended December 31, 2013 and 2014, respectively. Compensation expense for stock-based awards accounted for as liabilities of $141,777 was recorded as general and administrative expense in the consolidated statement of operations for the year ended December 31, 2014.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

The following table summarizes the weighted-average fair value of stock options granted and assumptions used in determining the fair value of stock options granted.

Year Ended December 31, 2014
Expected volatility of stock	76.77%
Risk-free interest rate	1.82%
Expected dividend yield	—
Expected option term (in years)	6.3
Weighted-average fair value of stock options granted	$3.44

A summary of stock option activity for the year ended December 31, 2014, is as follows:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2013	—	$—	—
Granted	1,380,000	$4.68
Forfeited	—	—

Outstanding at December 31, 2014	1,380,000	$4.68	9.26	$7,383,000

Vested and exercisable at December 31, 2014	203,010	$4.68	9.26	$1,086,104

Compensation expense of $172,464 and $106,210 was recorded as research and development and general and administration expense, respectively, in the statements of operations for the year ended December 31, 2014. As of December 31, 2014, the total remaining unrecognized compensation cost related to unvested stock options was $2,611,091 which will be recognized over a weighted average period of approximately 5.9 years.

Performance Based Awards

The following information relates to awards of performance shares included in the preceding table that have been granted to employees under the 2014 Plan.

In August 2014, the Company issued 375,000 options, with a weighted average exercise price of $4.68, to employees that vest upon registration by the US FDA of the Company’s Ad-p53 and Ad-IL24 and VirRx’s Ad-VirRx 007 products. For awards with performance conditions, no expense will be recognized, and no measurement date can occur, until the occurrence of the event is probable. As of December 31, 2014, it was not probable that these performance conditions would be met, and as such, there is no accounting for these options at this time.

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

NOTE 8 — NET (LOSS) INCOME PER SHARE OF COMMON STOCK

Upon the extinguishment of the notes payable to Pope in exchange for equity in accordance with the note conversion agreement dated December 4, 2014 (Note 3), the Company determined that two classes of common stock had been established for financial reporting purposes only, with common stock attributable to controlling stockholder representing shares owned and controlled by Pope and the common stock attributable to noncontrolling stockholder representing the minority interest stockholder. For the years ended December 31, 2013 and 2014, the Company computed net loss per share of controlling and noncontrolling stockholders of common stock using the two-class method. Net loss from operations is initially reduced further by the amount of the deemed dividend related to the extinguishment of Pope debt. This total undistributed net loss is allocated based on the underlying common shares held by the controlling and noncontrolling stockholders. The deemed dividend is added to the controlling stockholder’s undistributed net loss (and no dividend amount is added to or subtracted from noncontrolling stockholder’s undistributed net loss) to reach the total amount of net loss attributable to the respective shares.

Diluted loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive shares were anti-dilutive given the Company’s net loss attributable to noncontrolling stockholders. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding.

The following table sets forth the computation of basic and diluted loss per share for common stock:

	Year Ended December 31,
	2013			2014
	Total	Controlling Stockholder	Noncontrolling Stockholder	Total	Controlling Stockholder	Noncontrolling Stockholder
Basic and diluted net loss per share:
Net loss	$(1,017,884)			$(2,947,493)
Less: Net loss attributable to noncontrolling interest				3,000

Net loss attributable to MultiVir Inc. stockholders				(2,944,493)
Deemed dividend on note extinguishment	—			(36,157,447)

Undistributed net loss	$(1,017,884)			$(39,101,940)
Allocation of undistributed loss		$(966,990)	$(50,894)		$(37,224,209)	$(1,877,731)
Deemed distribution		—	—		36,157,447	—

Total net loss allocation		$(966,990)	$(50,894)		$(1,066,762)	$(1,877,731)
Weighted average shares of common stock outstanding		9,500,000	500,000		9,912,017	500,000
Net loss per share attributable to common stockholders – basic and diluted		$(0.10)	$(0.10)		$(0.11)	$(3.76)

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

The following potentially dilutive securities outstanding at the end of each period have been excluded from the computation of diluted weighted average shares outstanding, as they would have been allocated to the noncontrolling stockholders and been antidilutive:

	December 31,
	2013	2014
Stock-based awards	37,750	1,387,750

NOTE 9 — CAPITAL STRUCTURE

As of December 31, 2013 and 2014, the Company was authorized to issue 10,000,000 and 20,000,000 shares of common stock, respectively, at $0.001 par value per share. The holders of shares of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. The holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain license agreements (refer to Note 5).

NOTE 11 — COMPENSATION ARRANGEMENTS

Certain bonuses that are contingent and payable upon continued employment or service to the Company, and the occurrence of a specified financing or sale event, including the consummation of an initial public offering would equal payments of $454,911 if the contingencies were satisfied on December 31, 2014 with additional payments of $33,679 per month for approximately 39 weighted-average months subject to continued employment or service to the Company. An additional bonus subject to continued employment or service to the Company and FDA approval of Ad-p53, Ad-IL24 and Ad-VirRx 007 product candidates in the amount $205,513. No amounts have been recorded at December 31, 2014 as payment is not considered probable.

NOTE 12 — SUBSEQUENT EVENTS

Credit Facility

Pursuant to the credit facility with Pope (Note 3), the Company has borrowed an aggregate of $368,158, accruing interest at 6% per annum. In connection with the borrowings, the Company issued warrants to Pope to purchase 29,453 shares of common stock with an exercise price of $12.50 per share. The Company is currently evaluating the accounting for the warrants.

Queen Mary University of London

In January 2015, the Company entered into an exclusive option agreement, or the Queen Mary University of London Agreement, with the Queen Mary University of London, under which the Company obtained the exclusive option to negotiate a worldwide, royalty-bearing license under certain of Queen Mary University of London’s patent rights covered by the agreement. Management’s evaluation of the technology during the exclusive option period will focus upon the vaccine viral vectors developed by Queen Mary University of London alone and in combination with certain genes, other viral vectors and cancer

MULTIVIR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

DECEMBER 31, 2014

therapies in tumor models. The Company may exercise the option at any time by giving Queen Mary University of London notice of our intention to exercise the option before the option period expires on January 27, 2016. Upon giving notice, there is a 6-month period to negotiate a license with terms that include agreed upon royalty rates, reasonable development milestones, agreed upon sublicensing fees, and patent cost reimbursement. In the event the Company cannot agree with Queen Mary University of London upon the terms of a license agreement within the 6-month negotiation period, the rights and obligations under the Queen Mary University of London Agreement will end.

If the Company exercises the option and is successful in completing a license agreement with Queen Mary University of London, upon commercialization of any products covered by the Queen Mary University of London viral vector, the Company will be obligated to pay Queen Mary University of London a percentage of net sales as a royalty for the life of any patents covering the product. This royalty is in the mid-single digits. The royalties payable to Queen Mary University of London are subject to a reasonable allocation reduction for any third-party payments required to be made.

The Company may unilaterally terminate the option agreement at any time after 60-days prior notice. The Company or Queen Mary University of London may terminate the agreement in the event of a breach by the other party of any obligation which remains uncured after 60-days of receiving written notice of such breach.

Absent early termination or further amendment and extension, the agreement will automatically expire in January 2016.

                 Shares

MultiVir Inc.

Common Stock

P R O S P E C T U S

RBC CAPITAL MARKETS

                , 2015

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, NASDAQ listing fee and FINRA filing fee.

Item	Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Upon the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, excluding liability for any breach of the duty of loyalty.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•

The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2012, the Registrant has issued the following unregistered securities:

Promissory Notes, Common Stock and Warrants

The Registrant sold an aggregate of $3,736,783 in promissory notes to its controlling stockholder, Pope Investments II, LLC, or Pope, since January 1, 2012. Some of these promissory notes bore interest at a rate of 1% per annum; the remainder were interest-free. All unpaid principal and accrued interest on the promissory notes was due and payable on demand by the lender.

The Registrant subsequently entered into a note conversion agreement with Pope, pursuant to which the outstanding balance of all promissory notes issued to Pope, including promissory notes issued prior to January 1, 2012, together with all accrued and unpaid interest were converted into an aggregate of 5,370,941 shares of the Registrant’s common stock.

The Registrant entered into a credit facility agreement with Pope pursuant to which the Registrant may borrow an aggregate of $10 million in exchange for the issuance of (x) promissory notes with an annual interest rate of 6% per annum and (y) warrants to purchase the Registrant’s common stock. As of February 28, 2015, the Registrant has issued an aggregate of $0.4 million in promissory notes pursuant to the credit facility with an annual rate of 6% per annum. As of February 28, 2015, the Registrant has issued warrants to Pope to purchase 29,453 shares of common stock with an exercise price of $12.50 per share. In addition, in connection with any further amounts drawn under the credit facility, the Registrant will issue warrants to Pope to purchase 0.08 shares of common stock per $1.00 loaned to the Registrant under the credit facility at an exercise price of $12.50 per share.

Option Grants and Common Stock Exercises

From January 1, 2012 through February 28, 2015, the Registrant granted to its officers, directors, employees, consultants and other service providers options to purchase an aggregate of 1,380,000 shares of common stock under its 2014 Stock Option and Grant Plan at an exercise price of $4.68 per share. Of the options granted, options to purchase 1,185,000 shares of common stock were granted to four executives with exercise prices of $4.68 per share per share and options to purchase 195,000 shares of common stock were granted to four other consultants with exercise prices of $4.68 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act under either (i) Rule 701 promulgated under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The Registrant has filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                     , on the         day of                 , 2015.

MULTIVIR INC.

By:
Robert E. Sobol Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert E. Sobol and Nicholas Puro, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Robert E. Sobol	Chief Executive Officer and Director (Principal Executive Officer)	, 2015

Nicholas Puro	President and Chief Operating Officer and Interim Chief Financial Officer (Principal Accounting and Financial Officer)	, 2015

William P. Wells	Chairman	, 2015

Charles J. Beech	Director	, 2015

Suneel Mahajan	Director	, 2015

Casey S. McCandless	Director	, 2015

Paul Quadros	Director	, 2015

Victor Schmitt	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of the offering.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of the offering.

4.1**	Form of the Registrant’s common stock certificate.

4.2*	Promissory Note, by and between the Registrant and Pope Investments II, LLC, issued in connection with the December 2014 credit facility.

4.3*	Form of Warrant, by and between the Registrant and Pope Investments II, LLC, issued in connection with the December 2014 credit facility.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	2014 Stock Option and Grant Plan, as amended, and the form of agreements thereunder.

10.3+**	2015 Equity Incentive Plan and the form of agreements thereunder.

10.4+*	Consulting Letter, dated April 2, 2014, by and between the Registrant and Robert E. Sobol.

10.5+*	Consulting Letter, dated April 2, 2014, by and between the Registrant and Nicholas Puro.

10.6+*	Consulting Letter, dated April 2, 2014, as amended, by and between the Registrant and Sunil Chada.

10.7+*	Consulting Letter, dated April 2, 2014, by and between the Registrant and Max Talbott.

10.8+	Employment Agreement, dated March 3, 2015, by and between the Registrant and Robert E. Sobol, to be in effect upon the completion of the offering.

10.9+	Employment Agreement, dated March 3, 2015, by and between the Registrant and Nicholas Puro, to be in effect upon the completion of the offering.

10.10+	Employment Agreement, dated March 3, 2015, by and between the Registrant and Sunil Chada, to be in effect upon the completion of the offering.

10.11+	Employment Agreement, dated March 3, 2015, by and between the Registrant and Max Talbott, to be in effect upon the completion of the offering.

10.12+*	Bonus Agreement, dated December 8, 2014, by and between the Registrant and Robert E. Sobol.

10.13+*	Bonus Agreement, dated December 8, 2014, by and between the Registrant and Nicholas Puro.

10.14+*	Bonus Agreement, dated December 8, 2014, by and between the Registrant and Sunil Chada.

Exhibit Number	Description
10.15+*	Bonus Agreement, dated December 8, 2014, by and between the Registrant and Max Talbott.

10.16*	Credit Facility Agreement, dated December 4, 2014, by and between the Registrant and Pope Investments II, LLC.

10.17*	Note Conversion Agreement, dated December 4, 2014, by and between the Registrant and Pope Investments II, LLC.

10.18†*	Exclusive License Agreement, dated July 19, 1999, by and between Introgen Therapeutics, Inc., Corixa Corporation and Chinook Corporation.

10.19†*	Amendment No. 1 to the Exclusive License Agreement, dated August 8, 2000, by and between Introgen Therapeutics, Inc., Corixa Corporation and Chinook Corporation.

10.20†*	Second Amendment to the Amended and Restated Research and License Agreement, dated June 30, 2011, by and between the Trustees of Columbia University in the City of New York and p53 Inc.

10.21†*	Milestone Extension Agreement, dated November 12, 2001, by and between the Trustees of Columbia University in the City of New York, Corixa Corporation and Introgen Therapeutics.

10.22†*	Asset Purchase Agreement, dated November 6, 2009, by and between Introgen Therapeutics, Inc. and Pope Investments II LLC.

10.23†*	Patent and Technology License Agreement, dated July 20, 1994, by and between the Board of Regents of the University of Texas System, the University of Texas MD Anderson Cancer Center and Intron Therapeutics, Inc.

10.24*	Amendment No. 1 to the Patent and Technology License Agreement, dated September 1, 1996, by and between the University of Texas MD Anderson Cancer Center and Introgen Therapeutics, Inc.

10.25†*	Amendment No. 2 to the Patent and Technology License Agreement, dated August 8, 1997, by and between the University of Texas MD Anderson Cancer Center and Introgen Therapeutics, Inc.

10.26†*	Master Preclinical Study Agreement, dated March 6, 2008, by and between Introgen Therapeutics, Inc. and the University of Texas MD Anderson Cancer Center.

10.27†*	Non-Exclusive License Agreement, dated August 8, 2012, by and between Merck Sharp & Dohme Corp. and p53 Inc.

10.28*	Evaluation Agreement, dated August 21, 2014, by and between Merck Sharp & Dohme Corp. and the Registrant.

10.29*	Laboratory Services Agreement, dated December 3, 2012, by and between VirRx, Inc. and Saint Louis University.

10.30†*	License and Exclusive License Option Agreement, dated March 1, 2002,by and between Saint Louis University and VirRx, Inc.

10.31†*	First Amendment to the License and Exclusive License Option Agreement, dated May 15, 2012, by and between Saint Louis University and VirRx, Inc.

10.32†*	Option Agreement, dated May 28, 2013, by and between p53 Inc. and the General Hospital Corporation.

Exhibit Number	Description
10.33†*	Option Agreement Extension, dated May 28, 2013, by and between the Registrant and the General Hospital Corporation.

10.34*	Option Agreement Second Extension, dated November 26, 2014, by and between the Registrant and the General Hospital Corporation.

10.35†*	Evaluation and Option Agreement, dated January 28, 2015, by and between the Registrant and Queen Mary University of London.

10.36+	Outside Director Compensation Policy.

21.1**	List of Subsidiaries of the Registrant.

23.1**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1**	Power of Attorney (included in page II-5 to this Registration Statement).

*	Previously filed.

**	To be filed by amendment.

+	Indicates a management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.